UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CSRA INC.

(Name of Subject Company)

CSRA INC.

(Name of Person Filing Statement)

Common Stock, $.001 par value per share

(Title of Class of Securities)

12650T104

(CUSIP Number of Class of Securities)

William J. Haynes II

Executive Vice President, General Counsel and Secretary

CSRA Inc.

3170 Fairview Park Drive

Falls Church, Virginia 22042

(703) 641-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Scott A. Barshay

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is CSRA Inc., a Nevada corporation. CSRA’s principal executive offices are located at 3170 Fairview Park Drive, Falls Church, Virginia 22042, and its telephone number is (703) 641-2000. In this Schedule 14D-9, “we,” “us,” “our,” the “Company” and “CSRA” refer to CSRA Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is CSRA’s shares (“Shares”) of common stock, par value $0.001 per share (“Common Stock”). As of March 1, 2018, there were:

•	165,124,117 Shares issued and outstanding;

•	2,342,728 Shares issuable upon the exercise of outstanding options to purchase Shares and stock appreciation rights to receive cash or Shares (collectively referred to herein as “Options”) granted and outstanding under the Company’s 2015 Omnibus Incentive Plan, as amended (the “Company Stock Plan”);

•	1,120,552 Shares issuable upon the settlement of outstanding restricted stock units (“RSUs”) under the Company Stock Plan and the Company’s 2015 Non-Employee Director Incentive Plan, as amended (the “Director Stock Plan”); and

•	691,531 Shares issuable upon the settlement of outstanding performance share units (“PSUs”) under the Company Stock Plan (assuming achievement at the target level).

There are no shares of preferred stock, par value $0.001, outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of CSRA, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. The Company’s website address is www.CSRA.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Red Hawk Enterprises Corp., a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation (“General Dynamics” or “Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding Shares at a purchase price of $40.75 per Share in cash, net of applicable withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal and letter of instruction to certain participants in the CSRA 401(k) Plan (the “401(k) Plan”) (as they may be amended or supplemented from time to time, the “Letter of Transmittal” and the “Letter of Instruction”, respectively, and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase, the Letter of Transmittal and the Letter of Instruction are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1), (a)(2) and (a)(3) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on March 5, 2018 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on April 2, 2018 (the “Expiration Time”, unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (defined below), in which event, “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 9, 2018 (as it may be amended or supplemented from time to time, the “Merger Agreement”), between CSRA, Parent and Purchaser. A summary of the material terms of the Merger Agreement is contained in Section 13—“The Transaction Documents—The Merger Agreement” of the Offer to Purchase.

The Offer is conditioned upon, among other things, the satisfaction or waiver of the following conditions, which are described further in Section 15—“Conditions to the Offer” of the Offer to Purchase:

(i)	the number of Shares validly tendered in the Offer and not validly withdrawn, when added to the Shares owned by Parent and its subsidiaries as of the Expiration Time, represents at least one Share more than 50% of the Shares on a fully diluted basis as of the Expiration Time (without giving effect to the closing of the Top-Up Option (as defined below)) (the “Minimum Condition”);

(ii)	the number of Shares validly tendered in the Offer and not validly withdrawn, when added to the number of Shares owned by Parent and its subsidiaries as of the Expiration Time, represents, when added to the number of Shares authorized and available for issuance and sale by CSRA to Purchaser in connection with an exercise of the Top-Up Option, one Share more than 90% of the Shares on a fully diluted basis (assuming the issuance of the Top-Up Shares (as defined below));

(iii)	the waiting period applicable to the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) will have expired or been terminated, and any approvals, consent or clearance required in connection with the Transactions will have been obtained, in each case, under or in relation to the HSR Act;

(iv)	no governmental entity having jurisdiction over any party to the Merger Agreement will have issued any order (whether preliminary, temporary or permanent) or taken any other action, in each case restraining, enjoining or otherwise prohibiting the consummation of the Transactions (defined below) nor will any law be in effect that makes consummation of the Transactions illegal or otherwise prohibited; and

(v)	the Merger Agreement having not been terminated in accordance with its terms.

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of all the conditions of the Offer, promptly (and, in any event, no later than the first business day) after the Expiration Time, Purchaser will accept for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time (the time of such acceptance, the “Offer Acceptance Time”).

On or after the Expiration Time, pursuant to the terms of the Merger Agreement, Parent and Purchaser have an option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, a number of newly issued Shares (the “Top-Up Shares”) equal to the lesser of (a) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares on a fully diluted basis that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option (the “Short-Form Merger Threshold”) or (b) the aggregate number of Shares that the Company is authorized to issue under its articles of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. If Parent, Purchaser and their affiliates own Shares representing at least the Short–Form Merger Threshold, including through the exercise of the Top-Up Option, Parent will take all appropriate action to cause Purchaser to be merged with and into the Company (the “Merger”) without a vote of the stockholders of the Company in accordance with Nevada Revised Statutes (“NRS”), Chapter 92A, with the Company continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent.

The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed or if the Offer is completed but the Short-Form Merger Threshold is not met, the Merger will only be consummated after the stockholders of the Company have adopted and approved the Merger Agreement at a meeting of stockholders. Upon the consummation of the Merger (the “Effective Time”), the Company will cease to be a publicly traded company and will become a direct wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As a result of the Merger, each outstanding Share (other than Shares (i) owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time, (ii) owned by the Company or any direct or indirect wholly owned subsidiary of the Company, (iii) that are Dissenting Shares (defined below), if any, and (iv) in respect of stock options, stock appreciation rights and restricted stock units) will be converted automatically into the right to receive the Offer Price in cash, net of applicable withholding taxes and without interest. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Offer is made only for Shares and is not made for any Options, RSUs or PSUs (collectively, the “Company Equity Awards”). Options will automatically be, immediately prior to the Effective Time, vested in full, cancelled and converted into the right to receive a lump-sum cash payment equal to the excess of the Offer Price over the per Share exercise price or strike price, as applicable. PSUs will automatically be, immediately prior to the Effective Time, vested (solely to the extent of their target levels), cancelled and converted into the right to receive a lump-sum cash payment equal to the Offer Price plus the value of any dividend equivalents accumulated or retained by the Company in respect of the applicable PSU award. RSUs will automatically be, immediately prior to the Effective Time, vested in full, cancelled and converted into the right to receive a lump-sum cash payment equal to the Offer Price plus the value of any dividend equivalents accumulated or retained by the Company in respect of the applicable RSU award (except in the case of RSUs awarded to employees in 2018, which will instead be converted into restricted stock units subject to the shares of common stock of Parent and a right to cash payments of any dividend equivalents accumulated or retained by the Company prior to the Merger). All payments with respect to Company Equity Awards will be paid by the Company without interest and net of any applicable withholding of taxes. As soon as practicable after the date of the Merger Agreement, our Board of Directors (or, if appropriate, any committee thereof administering the Company Stock Plan or the Director Stock Plan) is required to adopt resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards,” which is incorporated by reference herein.

According to the Offer to Purchase, the principal office address of Parent and Purchaser is located at 2941 Fairview Park Drive, Suite 100, Falls Church, VA 22042, and their telephone number is (703) 876-3554.

For the reasons described below, our Board of Directors unanimously supports the Offer, the Merger and the other Transactions and recommends that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Our executive officers, directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of Company Equity Awards, subject to certain exceptions with respect to vesting acceleration;

•	the potential receipt of certain payments and benefits under individual employment agreements and severance policies upon certain types of terminations of employment following the consummation of the Transactions, or in the case of Mr. Prior, prior to but in anticipation of the consummation of the Transaction;

•	receipt of certain payments pursuant to the terms of certain transaction bonus agreements;

•	the accelerated payment of annual bonuses;

•	the grant of 2018 RSU awards; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

For further information with respect to the arrangements between the Company and certain executive officers, directors and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors and affiliates, please see the information under the heading “Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of the Current Reports on Form 8-K filed by the Company on August 10, 2017 and February 28, 2018, the Information Statement attached as Annex III to this Schedule 14D-9, and the information under the heading “Item 1.01 Entry into a Material Definitive Agreement” of the Current Report on Form 8-K filed by the Company on February 12, 2018, which excerpts are incorporated herein by reference as Exhibits (e)(14), (e)(15) and (e)(16), respectively.

Outstanding Shares Held by Directors and Executive Officers

If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders.

The following table sets forth (i) the number of Shares beneficially owned as of March 1, 2018, by each of our executive officers and directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Options, RSUs and PSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer	Number of Shares (#)	Cash Consideration for Shares ($)
Lawrence B. Prior III	76,926	3,134,735
David F. Keffer	8,202	334,232
William J. Haynes II	24,124	983,053
John P. Reing	2,628	107,091
Paul Nedzbala	405	16,504

Name of Executive Officer	Number of Shares (#)	Cash Consideration for Shares ($)
Kenneth Deutsch	3,560	145,070
Leigh Palmer	267	10,880
George Batsakis	—	—
John Dancy	618	25,184
Christian Marrone	—	—
William Luebke	746	30,400
Sally Sullivan(1)	6,538	266,424

Name of Director
Keith B. Alexander	3,900	158,925
Sanju K. Bansal	10,100	411,575
Michele A. Flournoy	10,100	411,575
Mark A. Frantz	10,100	411,575
Nancy Killefer	8,119	330,849
Craig L. Martin	28,500	1,161,375
Sean O’Keefe	14,319	583,499
Michael E. Ventling	10,100	411,575
Billie I. Williamson	10,300	419,725
John F. Young	6,200	252,650

(1)	Ms. Sullivan’s employment with the Company was terminated on November 10, 2017. The number of Shares held by her in the table above is based on the Company’s knowledge of her holdings as of the date of her termination.

Treatment of Company Equity Awards

Options. Pursuant to the Merger Agreement, each Option outstanding immediately prior to the Effective Time, whether or not then exercisable, will be cancelled as of such time. The holder of any such Option will be entitled only to the right to receive an amount in cash equal to the product of (x) the excess, if any, of the Offer Price over the per Share exercise price (meaning, in the case of a stock appreciation right, the per Share “strike” or base price) of such Option and (y) the number of Shares subject to such Option. The Company agreed that it will pay to holders of Options such cash payment, if any, as soon as practicable after the Effective Time and in any case within 10 business days thereafter, without interest and less all applicable taxes to be withheld in respect of such payment.

Performance Share Units. Under the Merger Agreement and in accordance with the Company Stock Plan, as of immediately prior to the Effective Time, each outstanding PSU will become vested—solely to the extent of its “target” level as of such time—and cancelled in exchange for only the right to receive from the Company an amount in cash equal to the Offer Price and the value of any dividend equivalents accumulated or retained by the Company in respect of such PSU. The Company agreed that it will pay to holders of PSUs such cash payment as soon as practicable after the Effective Time and in any case within 10 business days thereafter, without interest and less all applicable taxes to be withheld in respect of such payment.

Restricted Stock Units Granted to Employees Prior to 2018. Under the Merger Agreement and in accordance with the Company Stock Plan, as of immediately prior to the Effective Time, each outstanding RSU granted to an employee prior to 2018 will become fully vested and cancelled in exchange for only the right to receive from the Company an amount equal to the Offer Price and the value of any dividend equivalents accumulated or retained by the Company in respect of such RSU. The Company agreed that it will pay to holders of RSUs such cash payment as soon as practicable after the Effective Time and in any case within 10 business days thereafter, without interest and less all applicable taxes to be withheld in respect of such payment.

Restricted Stock Units Granted to Employees in 2018. Pursuant to the Merger Agreement, RSUs granted to employees during calendar year 2018 (“2018 RSUs”) will, following the Effective Time, be converted into (i) restricted stock units that are subject to shares of the common stock of Parent (par value $0.001 per share) and (ii) a right to a cash payment of any dividend equivalents accumulated or retained by the Company prior to the Effective Time, which cash payment shall be made as soon as practicable after the Effective Date and in any case within 10 business days thereafter, without interest and less applicable taxes to be withheld in respect of such payment. Each RSU granted to an employee in 2018 will be converted into restricted stock units of Parent by multiplying the number of Shares subject to each such RSU by the fraction determined by dividing (A) the Offer Price of $40.75 per Share by (B) the average of the volume-weighted average price per share of Parent’s common stock trading on the New York Stock Exchange (the “NYSE”) for each of the 20 consecutive business days ending on (and including) the date of the Merger (such converted award, the “Converted RSUs”). The terms and conditions of such restricted stock units of Parent will, following the conversion of the RSUs granted to employees in 2018, be the same as the terms and conditions that applied to the corresponding awards of such RSUs prior to the Effective Time. The Offer, the Merger and the other transactions contemplated by the Merger Agreement will not, alone, give rise to either full or partial accelerated vesting of Company RSUs awarded in 2018. The RSUs awarded in 2018 (as converted, if applicable) will, however, accelerate in full upon a termination of employment for death, disability, or by the Company (or, following a change in control, the surviving corporation) without “cause” or due to an employee’s resignation for “good reason” (as such terms are defined in the Company’s Executive Officer Employment Separation Policy, without regard to whether such employee is covered by such policy).

Restricted Stock Units Granted to Non-Employee Directors. Under the Merger Agreement and in accordance with the Director Stock Plan, as of immediately prior to the Effective Time, each outstanding RSU awarded under the Director Stock Plan will become fully vested and cancelled in exchange for only the right to receive from the Company an amount equal to the Offer Price and the value of any dividend equivalents accumulated or retained by the Company in respect of such RSU. The Company agreed that it will pay to holders of RSUs such cash payment as soon as practicable after the Effective Time and in any case within 10 business days thereafter, without interest.

With respect to any amount payable that constitutes nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent that payment of such amount would otherwise cause the imposition of a tax or penalty under Section 409A of the Code, such payment will instead be made at the earliest time permitted under the Merger Agreement and the terms of the corresponding award that will not result in the imposition of such tax or penalty.

Since January 4, 2018 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Options, or the vesting or settlement of RSUs or PSUs, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Options prior to the consummation of the Offer to the extent that such Options are vested in accordance with their terms.

The table below sets forth, for each of our executive officers holding Options as of March 1, 2018 (i) the aggregate number of Shares subject to such Options and (ii) the value of cash amounts payable in respect of such Options on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the excess of the Offer Price over the respective per-Share exercise prices of the applicable Options by the number of Shares subject to such Options.

Name of Executive Officer	Number of Shares Subject to Vested Options (#)	Cash Consideration for Vested Options ($)	Number of Shares Subject to Unvested Options (#)	Cash Consideration for Unvested Options ($)	Total Cash Consideration for Options in Merger ($)
Lawrence B. Prior III	201,465	2,863,780	213,702	3,227,337	6,091,118
David F. Keffer	52,005	950,503	63,652	1,110,492	2,060,995
William J. Haynes II	40,103	591,487	59,919	932,832	1,524,319
John P. Reing	3,994	52,801	28,156	438,912	491,713
Paul Nedzbala	16,563	271,586	22,417	372,673	644,260
Kenneth Deutsch	32,363	501,693	19,539	287,294	788,987
Leigh Palmer	10,369	156,641	15,816	248,213	404,854
George Batsakis	31,291	644,934	22,048	367,795	1,012,729
John Dancy	5,749	86,742	8,092	128,317	215,058
Christian Marrone	3,544	56,633	7,088	113,266	169,899
William Luebke	7,799	110,709	7,452	111,019	221,728
Sally Sullivan	—	—	—	—	—

Pursuant to the terms of the Merger Agreement, the Company may, prior to the Effective Time, in the ordinary course of business consistent with past practice, grant each of our employees (including our executive officers) 2018 RSUs and each of our non-employee directors RSUs (i.e., awards in respect of the Company’s fiscal 2019 annual equity program). On February 22, 2018, the Company granted the following number of 2018 RSUs: (i) 32,209 2018 RSUs to Mr. Keffer, (ii) 26,994 2018 RSUs to Mr. Haynes, (iii) 13,791 2018 RSUs to Mr. Reing, (iv) 19,632 2018 RSUs to Mr. Nedzbala, (v) 17,669 2018 RSUs to Mr. Deutsch, (vi) 18,160 2018 RSUs to Ms. Palmer, (vii) 19,632 2018 RSUs to Mr. Batsakis, (viii) 7,362 2018 RSUs to Mr. Dancy, (ix) 9,202 2018 RSUs to Mr. Marrone and (x) 3,558 2018 RSUs to Mr. Luebke. In addition, on February 26, 2018, the Company granted: (i) 62,380 2018 RSUs to Mr. Prior and (ii) 3,900 RSUs to each non-employee director (except for Ms. Killefer, who received a grant of 5,400 RSUs).

The table below sets forth, for each of our executive officers and directors holding RSUs as of March 1, 2018, (i) the aggregate number of Shares subject to such RSUs that will be settled in connection with the transaction, (ii) the value of cash amounts payable in respect of such RSUs on a pre-tax basis as of the consummation of the Transaction, calculated by multiplying the Offer Price by the number of Shares subject to such RSUs and (iii) the value of cash dividend equivalents accumulated or retained by the Company in respect of such RSUs prior to the Effective Time. The amounts in the table below do not include any value received in respect of Company Equity Awards held by the executive officer that are vested prior to the consummation of the Transactions.

Name of Executive Officer	Number of RSUs (#)(1)	Cash Consideration for RSUs ($)	Cash Consideration for Dividend Equivalents ($)	Total Cash Consideration ($)
Lawrence B. Prior III	78,616	3,203,602	39,308	3,242,910
David F. Keffer	58,292	2,375,399	33,855	2,409,254
William J. Haynes II	37,814	1,540,921	19,918	1,560,839
John P. Reing	29,366	1,196,665	17,578	1,214,243
Paul Nedzbala	26,177	1,066,713	14,088	1,080,801
Kenneth Deutsch	23,559	960,029	12,679	972,708
Leigh Palmer	21,596	880,037	11,623	891,660
George Batsakis	26,177	1,066,713	14,088	1,080,801
John Dancy	16,009	652,367	9,687	662,054
Christian Marrone	14,357	585,048	8,594	593,642
William Luebke	2,627	107,050	7,054	114,104
Sally Sullivan	—	—	—	—

Name of Director	Number of RSUs (#)(2)	Cash Consideration for RSUs ($)	Cash Consideration for Dividend Equivalents ($)	Total Cash Consideration ($)
Keith B. Alexander	15,100	615,325	4,720	620,045
Sanju K. Bansal	8,900	362,675	1,000	363,675
Michele A. Flournoy	8,900	362,675	1,000	363,675
Mark A. Frantz	8,900	362,675	1,000	363,675
Nancy Killefer	19,900	810,925	5,980	816,905
Craig L. Martin	8,900	362,675	1,000	363,675
Sean O’Keefe	8,900	362,675	1,000	363,675
Michael E. Ventling	8,900	362,675	1,000	363,675
Billie I. Williamson	8,900	362,675	1,000	363,675
John F. Young	8,900	362,675	1,000	363,675

(1)	As discussed in greater detail above under “Treatment of Company Equity Awards – Restricted Stock Units Granted to Employees in 2018,” with the exception of the cash payment of any dividend equivalents accumulated or retained by the Company prior to the Effective Time, the 2018 RSUs do not automatically vest in connection with the Transactions and will instead be converted into restricted stock units subject to Shares of the common stock of Parent. For this reason, these 2018 RSUs were not included in the above table.
(2)	This includes the grant of RSUs in 2018 to directors, which vest upon the consummation of the Offer and, in the case of Mr. Alexander and Ms. Killefer, 6,200 and 7,700 shares, respectively, in respect of vested RSUs, the settlement of which has been deferred pursuant to their elections under the CSRA Nonqualified Deferred Compensation Plan.

The table below sets forth, for each of our executive officers holding PSUs as of March 1, 2018, (i) the aggregate number of target Shares subject to such PSUs, (ii) the value of cash amounts payable in respect of such PSUs on a pre-tax basis as of the consummation of the Transactions, calculated by multiplying the Offer Price by the number of target Shares subject to such PSUs and (iii) the value of cash dividend equivalents accumulated or retained by the Company in respect of such PSUs prior to the Effective Time. The amounts in the table below do not include any value received in respect of Company Equity Awards held by the executive officers that are vested prior to the consummation of the Transactions.

Name of Executive Officer	Number of Target PSUs (#)	Cash Consideration for PSUs ($)	Cash Consideration for Dividend Equivalents ($)	Total Cash Consideration ($)
Lawrence B. Prior III	180,698	7,363,444	335,630	7,699,074
David F. Keffer	54,970	2,240,028	28,927	2,268,955
William J. Haynes II	58,389	2,379,352	31,533	2,410,885
John P. Reing	27,205	1,108,604	15,153	1,123,757
Paul Nedzbala	27,211	1,108,848	13,089	1,121,937
Kenneth Deutsch	26,957	1,098,498	49,014	1,147,512
Leigh Palmer	22,004	896,663	10,398	907,061
George Batsakis	26,944	1,097,968	12,849	1,110,817
John Dancy	10,165	414,224	4,733	418,957
Christian Marrone	9,318	379,709	4,339	384,048
William Luebke	6,395	260,596	3,385	263,981
Sally Sullivan	2,096	85,412	629	86,041

Employment Arrangements

Each of our executive officers, other than Mr. Prior, is entitled to certain severance benefits pursuant to either the Executive Officer Employment Separation Policy (the “Separation Policy”). In addition, Messrs. Prior and Luebke are entitled to severance benefits under an individual employment or transaction incentive agreement, respectively, the terms of which are described below. The Transactions, if and when consummated, will constitute a change in control under the applicable employment arrangement and will provide for the enhanced severance described in further detail below.

Employment Agreement. Mr. Prior entered into an employment agreement with the Company on December 20, 2016. If Mr. Prior’s employment with the Company is terminated without “cause” (other than due to this death or disability) or due to his resignation for “good reason” (as such terms are defined in the employment agreement), in each case within two years following a change in control transaction, Mr. Prior would receive, in addition to accrued benefits, the following:

•	cash lump-sum payment equal to two and one-half times the sum of (i) Mr. Prior’s then-current annual base salary plus (ii) his target annual bonus for the year of termination;

•	cash lump-sum payment equal to the annual bonus, based on actual performance, that would have been paid had he not been terminated, prorated based on the number of months Mr. Prior was employed during the year of termination (rounded up to the next whole month), which amount is payable at such time as the bonus is otherwise paid to similarly situated executives but no later than March 15 of the year following the year of termination; and

•	continued coverage for 30 months in the Company’s medical, dental and health plans at the Company’s expense.

If, prior to a change in control but at the request or suggestion of the buyer in contemplation of a change in control transaction, Mr. Prior’s employment with the Company is terminated without cause (other than due to his death or disability) or due to his resignation for good reason, then within ten days after the change in control, Mr. Prior is entitled to, in addition to continuation of the severance payable pursuant to his employment agreement (which, absent a change in control, is equal to 24 months of base salary continuation, a pro-rated bonus for the year of termination of employment and continued coverage for 24 months in the Company’s medical, dental and health plans, at active employee rates) a special payment equal to the excess of (i) the product of two and one-half times the sum of his base salary and target annual bonus over (ii) two times his base salary, less applicable withholding and taxes.

Mr. Prior’s termination of employment with the Company is deemed for “good reason” if it occurs as a result of any of the following without Mr. Prior’s express written consent: (i) a material decrease in Mr. Prior’s base salary (other than as part of an across the board reduction equally applicable on a percentage basis to all executive officers of the Company); (ii) a relocation of Mr. Prior’s principal office by more than 50 miles, unless the Company agrees to reimburse Mr. Prior for reasonable moving expenses and other customary relocation benefits incurred by him and his family with respect to their relocation from their primary residence in connection with such a relocation, subject to customary documentation requirements; or (iii) a material diminution in Mr. Prior’s position, duties, responsibilities or reporting lines. “Good reason” will not occur unless Mr. Prior provides a detailed written notice to the Company of any fact or circumstance believed to constitute good reason within 30 days following the occurrence of such fact or circumstance, the Company is given at least 30 days to cure such fact or circumstance, and Mr. Prior’s employment with the Company terminates immediately following such 30 day cure period in the event the Company fails to cure such fact or circumstance.

In addition, to the extent that any payment to be made to Mr. Prior (a) constitutes a “parachute payment” under Section 280G of the Code and (b) would be subject to the excise tax imposed by Section 4999 of the Code, then such payment will either be made (i) in full or (ii) in such lesser amount that would result in no portion of such payment being subject to the Section 4999 excise tax, whichever of the foregoing amounts (taking into account all applicable taxes), results in Mr. Prior’s receipt on an after-tax basis of the greatest amount of total compensation, notwithstanding that all or some portion of the awards may be taxable under Section 4999. Such a provision, including as applied under any other plans, agreements or arrangements to any executive officer or other vesting or payment events, is referred to in this Schedule 14D-9 as a “Golden Parachute Modified Cutback.”

Payment of the amounts contemplated above are conditioned upon Mr. Prior’s execution (and non-revocation) of a release of claim against the Company and its affiliates in substantially the form attached to his employment agreement and material compliance with applicable restrictive covenants.

Separation Policy. Each of the Company’s executive officers, other than Mr. Prior, is covered by the Separation Policy, which provides certain severance benefits in the event of a termination without “cause” (other than due to an executive officer’s death or disability) or, following a change in control, a right to enhanced severance upon a termination without “cause” or a resignation for “good reason.” The entitlement to enhanced severance is available to an executive officer whose employment is terminated (i) by the Company without cause (other than due to his or her due death or disability) at any time within three years following the change in control or (ii) by the executive officer for good reason at any time within two years following the change in control (any such termination, a “Qualifying Termination”).

If an executive officer’s employment is terminated as a result of a Qualifying Termination, he or she is entitled to the following payments and benefits: (i) a one-time lump-sum payment equal to two times the sum of (a) the participant’s then-current annual base salary plus (b) the average of the three most recent annual awards paid under the Company’s Executive Incentive Compensation Plan (annualizing any prior year bonus that was pro-rated to account for an executive officer’s partial year of employment) and (ii) Company subsidized COBRA coverage for 24 months. To the extent that any payments hereunder are subject to potential delay in order to comply with Section 409A of the Code, any such payments will be credited earnings during such delay.

An executive officer’s termination of employment with the Company is deemed for “good reason” if it occurs within six months of the occurrence of any of the following events without the executive officer’s express written consent: (i) a substantial change in the nature, or diminution in the status, of the executive officer’s duties or position from those in effect immediately prior to the change in control; (ii) a reduction by the Company in the executive officer’s annual base salary or target total cash as in effect on the date of the change in control or as in effect thereafter if such compensation has been increased and such increase was approved prior to the change in control; (iii) a failure to continue in effect any stock option or other equity-based or non-equity based incentive compensation plan in effect immediately prior to the change in control, or a reduction in the executive officer’s participation in any such plan, unless the executive officer is afforded the opportunity to participate in an alternative incentive compensation plan of reasonably equivalent value; (iv) a failure to provide the participant the same number of paid vacation days per year available to him or her prior to the change in control, or any material reduction or the elimination of any material benefit or perquisite enjoyed by the participant immediately prior to the change in control; (v) any material breach by the Company of any provision of the Separation Policy or of any agreement entered into pursuant to the Separation Policy or any stock or restricted stock agreement; (vi) conduct by the Company, against the executive officer’s volition, that would cause the participant to commit fraudulent acts or would expose the participant to criminal liability; or (vii) any failure by the Company to obtain the assumption of the Separation Policy or any agreement entered into pursuant to the Separation Policy by any successor or assign of the Company.

In addition, General Dynamics has agreed that the Company may amend agreements applicable to the executive officers to provide that payments to be made in respect of the Separation Policy or otherwise will be subject to a Golden Parachute Modified Cutback, and such Golden Parachute Modified Cutback was included in the award agreements for the 2018 RSUs.

Payment of the amounts contemplated above are conditioned upon an executive officer’s execution (and non-revocation) of a release of claim against the Company and its affiliates and compliance with restrictive covenants consistent with the Company’s standards (generally a 12 month post-termination non-competition covenant and a 24 month post-employment non-solicitation of employees and clients covenant).

Depending on their respective titles, roles and responsibilities, as applicable, our executive officers may have the right to assert good reason, resign and collect severance benefits as described above, following the completion of the Merger.

Transaction Incentive Agreement. Mr. Luebke entered into a transaction incentive agreement with the Company on January 15, 2018, which provides for a transaction bonus of $140,250 to be paid 30 days following the consummation of a transaction. In addition, the transaction incentive agreement provides that if Mr. Luebke’s employment is terminated by the Company or the surviving corporation without “cause” (as defined below), within 12 months following the Transactions, Mr. Luebke would receive a lump-sum payment equal to six-months base salary plus employer paid contribution of his currently elected medical and dental benefits, subject to Mr. Luebke’s execution (and non-revocation) of a release. For purposes of Mr. Luebke’s transaction incentive agreement, “cause” means Mr. Luebke engaging in any of the following: (i) the commission of any material act constituting financial dishonesty against the Company or the surviving corporation; (ii) engagement in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment; (iii) repeated willful or negligent non-performance of any material duty in connection with his position; or (iv) any material breach of the covenants contained in his transaction incentive agreement.

Payment of Fiscal 2018 Bonus. General Dynamics has agreed that, to the extent that any participant in the Company’s 2018 annual cash bonus plans (including any participation in such plans by our executive officers) has not been paid his or her 2018 annual bonus at the Effective Time, the Company will pay any amounts due based on (i) actual Company performance and (ii) assuming a personal score for each participant of 1.0x. The payment of such 2018 annual cash bonus will be on the earlier of (a) the business day immediately preceding the closing date of the Merger or (b) May 15, 2018. The actual amounts of the 2018 annual cash bonuses will not be determined until close to the end of the Company’s 2018 fiscal year.

We estimate that the aggregate amount payable to our executive officers pursuant to the terms of (i) Mr. Prior’s employment agreement, (ii) the Separation Policy (excluding the value of accelerating Company Equity Awards) and (iii) pursuant to Mr. Luebke’s transaction incentive agreement, would equal approximately $20,841,911, assuming that the consummation of the Transactions occurs on March 31, 2018, and that each executive officer incurs a severance-qualifying termination of employment immediately following the consummation of the Transactions.

Treatment of Equity. As described in more detail in “—Treatment of Company Equity Awards,” all unvested Options, RSUs (except for 2018 RSUs) and PSUs (to the extent of their “target” levels) will vest as of immediately prior to the consummation of the Merger.

Nonqualified Deferred Compensation Plan

As of March 1, 2018, Ms. Sullivan has an account balance of $938,236 in the CSRA Nonqualified Deferred Compensation Plan (the “NQDC Plan”). This entire balance is scheduled for payment in a lump sum on May 11, 2018 (i.e., the six-month anniversary of her termination of employment with the Company). Mr. Haynes has elected to defer a portion of his fiscal year 2018 bonus into the NQDC Plan. As of March 1, 2018, he has made no other deferrals.

Golden Parachute Compensation—Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions

Background

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our “named executive officers” whose compensation was disclosed in the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company on June 27, 2017, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Transaction-related compensation payable to our named executive officers.

To the extent that any of our named executive officers’ compensation arrangements are described in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Arrangements” of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation as of March 1, 2018 calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Transactions constitutes a change in control for purposes of the applicable compensation plan or agreement;

•	the change in control was consummated on March 1, 2018, the latest practicable date prior to the filing of this Schedule 14D-9;

•	each named executive officer experiences a qualifying termination immediately following the change in control; and

•	the value of the accelerated vesting of the named executive officers’ Company Equity Awards is calculated using the cash Offer Price of $40.75 per Share.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below. The amounts in the table below do not include any value received in respect of Company Equity Awards held by the named executive officer that are vested prior to the consummation of the Transactions.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Named Executive Officers
Lawrence B. Prior III	6,323,438	16,711,306	29,592	23,064,336
David F. Keffer	2,036,738	7,101,218	33,482	9,171,438
William J. Haynes II	2,104,768	6,004,562	11,811	8,121,141
John P. Reing	1,408,684	3,338,895	33,482	4,781,061
Paul Nedzbala	1,548,520	3,375,415	23,673	4,947,608

(1)	Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers.
(2)	The amount listed in this column represents the pre-tax value of the cash severance amount payable to the named executive officers, calculated as follows:

(a)	Mr. Prior’s cash severance is equal to the sum of (a) two and one-half times the sum of (i) base salary for the year of termination and (ii) target annual incentive bonus, and (b) his pro-rated annual incentive bonus based upon actual performance. For purposes of this calculation, we assumed termination on March 1, 2018 and target performance achievement.

(b)	For the named executive officers other than Mr. Prior, cash severance is equal to two times the sum of (a) base salary for the year of termination, and (b) the average annual bonus payment for the last three fiscal years (annualizing any prior year bonus that was pro-rated to account for an executive officer’s partial year of employment).

All components of the cash amount are “double-trigger” (i.e., they are contingent upon a qualifying termination of employment that occurs within two years (three years for a termination without cause for the named executive officers other than Mr. Prior) following the consummation of the Transactions). As a condition of receiving the severance benefits, each named executive officer must execute a release of claims and comply with restrictive covenants applicable to him or her.

The estimated amount of each component of the cash payment is set forth in the table below, with the target annual bonus for Mr. Prior and the average annual bonus payment for the last three fiscal years for the other named executive officers, as well as a pro-rated bonus for the year of termination based on actual achievement for Mr. Prior. Each of these amounts other than the pro-rated bonus will be multiplied by the applicable multiple for the named executive officer.

Name	Salary ($)	Bonus ($)	Pro-Rated Bonus ($)
Named Executive Officers
Lawrence B. Prior III	950,000	1,187,500	979,688
David F. Keffer	556,500	461,869	—
William J. Haynes II	550,000	502,384	—
John P. Reing	375,000	329,342	—
Paul Nedzbala	420,000	354,260	—

(3)

As described in more detail in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards” of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions, on a “single-trigger” basis with respect to all unvested Options, RSUs and target PSUs held by such named executive officer as of March 1, 2018 the latest practicable date before the filing of this Schedule 14D-9, as well as on a “double-trigger” basis with respect to all unvested 2018 RSUs held by such named executive officers as of such date upon a qualifying termination as described below. Such unvested Company Equity Awards are valued based on the Offer Price of $40.75 per Share in respect of Shares subject to such Options, RSUs and target PSUs on a pre-tax basis at the Effective Time. With respect to Options, this amount represents the value of cash amounts payable in respect of such Options, calculated on a pre-tax basis by multiplying (i) the excess of the Offer Price over the respective per-Share exercise prices of the Options by (ii) the number of unvested Shares subject to such Options. With respect to RSUs, this amount represents the value of cash amounts payable in respect of such RSUs (and the value of any dividend equivalents accumulated or retained by the Company in respect of such RSUs (including the 2018 RSUs)), calculated on a pre-tax basis by multiplying the Offer Price by the number of Shares subject to such RSUs. With respect to PSUs, this amount represents the value of cash amounts payable in respect of such PSUs (and the value of any dividend equivalents accumulated or retained by the Company in respect of such PSU), calculated on a pre-tax basis by multiplying the Offer Price by the number of Shares subject to such PSUs assuming target performance achievement. As described in more detail in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards,” the Company is permitted to grant RSUs to its executive officers in 2018 (i.e., the 2018 RSUs, which represent the equity awards that would otherwise have been granted in respect of the fiscal year 2019 equity award program) that will be converted into restricted stock units subject to the common stock of General Dynamics, on the same terms and conditions as were applicable to such 2018 RSU immediately prior to the Effective Time, with respect to a number of shares of common stock of General Dynamics determined on the basis of an exchange ratio described in further detail above. The 2018 RSUs, which were granted on February 22, 2018 (February 26, 2018 for Mr. Prior) (as converted, if applicable) are, however, “double-trigger” and accelerate in full upon a termination of employment for death, disability by the Company (or, following a change in control, the surviving corporation) without “cause” or due to an employee’s resignation for “good reason” (as such terms are defined in the Separation Policy, without regard to whether such employee is covered by the policy).
(4)	Upon a qualifying termination of employment, the Company is required to provide continued coverage for 24 months (30 months for Mr. Prior) in the Company’s medical, dental and health plans. Such benefits are “double-trigger” and are subject to the same conditions as the cash severance payment described above.

Continuing Employee Benefits

Pursuant to the Merger Agreement, from and after the Effective Time, General Dynamics is required to honor, and will cause the Surviving Corporation to honor, all employee plans and all employment, severance, change in control, bonus and other agreements and plans, and will assume any employee plans that require or contemplate assumption by their terms by an acquirer or successor, but subject to any provisions thereof related to termination or amendment of such agreements and plans.

General Dynamics will provide, or will cause to be provided, to each Company employee immediately before the Effective Time (including any of our executive officers) who is employed by the Surviving Corporation or any subsidiary thereof immediately following the Effective Time, other than an employee of the Company or any of its subsidiaries whose conditions of employment are governed by a collective bargaining agreement, the terms and conditions of which will be respected by General Dynamics and the Surviving Corporation (which we refer to as “Continuing Employees”) for a period of one year following the Effective Time, (i) base salary or wages that are no less favorable than the base salary or wages provided to each such Continuing Employee by the Company and its subsidiaries immediately prior to the Effective Time, (ii) annual cash bonus or other short-term or long-term cash or equity incentive compensation opportunities, as applicable, that are no less favorable in the aggregate than the annual cash bonus or other short-term or long-term cash or equity incentive compensation opportunities provided to each such Continuing Employee by the Company and its subsidiaries immediately prior to the Effective Time, (iii) severance benefits that are no less favorable than those that would have been provided to each such Continuing Employee by the Company and its subsidiaries immediately prior to the Effective Time and (iv) employee benefits (except to the extent otherwise covered by clauses (i), (ii) and (iii) above) that are no less favorable in the aggregate than the employee benefits provided to each such Continuing Employee by the Company and its subsidiaries immediately prior to the Effective Time.

To the extent General Dynamics causes a Continuing Employee to cease to be eligible to participate in a Company benefit plan and instead provides for such Continuing Employee to be eligible to participate in a benefit plan sponsored or maintained by General Dynamics or one of its affiliates (all such plans, “Replacement Plans”), if such Replacement Plan is a group health plan, General Dynamics will credit (or cause to be credited) such Continuing Employee, for the year during which such coverage under such Replacement Plan begins, with any deductibles and copayments already incurred during such year under the comparable Company Benefit Plan. Moreover, General Dynamics or its affiliates (including the Surviving Corporation) will (i) recognize (or cause the recognition of) each Continuing Employee’s years of service and level of seniority with the Company and its subsidiaries (including service and seniority with any other employer that was recognized by the Company and its subsidiaries) for purposes of terms of employment and eligibility, vesting and benefit determination (but not for benefit accruals under any defined benefit pension plan or eligibility for any retiree health or welfare benefit) under the Replacement Plans and (ii) cause each Replacement Plan to waive any preexisting condition exclusion or restriction with respect to participation and coverage requirements applicable to a Continuing Employee to the extent such exclusion or restriction did not apply with respect to such employee under the corresponding plan of the Company and its subsidiaries prior to the Effective Time.

General Dynamics or its applicable affiliate will assume and honor all vacation and other paid time off days accrued or earned but not yet taken by each Continuing Employee as of the Effective Time.

Section 16 Matters

Prior to the Effective Time, the Company is required to take all actions to the extent reasonably necessary to cause any dispositions of Company equity securities (including derivative securities) by each individual who is a Company director or officer, and who would otherwise be subject to Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Exchange Act Rule 16b-3.

Potential for Future Arrangements

There have been preliminary discussions between General Dynamics Information Technology and certain executive officers of the Company regarding post-closing employment arrangements and it is possible that additional members of our current management team will enter into new employment or consulting arrangements with General Dynamics or its affiliates. Such arrangements may include the right to purchase or participate in the equity of General Dynamics or its affiliates. Any such arrangements with our existing management team will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein, between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Director Compensation

Annual compensation for our non-employee directors for fiscal year 2018 is as follows:

•	An annual cash retainer of $90,000 paid in cash; and

•	For each term of service after the initial term, an annual equity retainer with a grant date value of $160,000 ($220,000 for Ms. Killefer), paid in the form of RSUs. The annual equity retainer will generally vest on the first anniversary of the date of grant (subject to continued service) or the next annual meeting of stockholders.

In addition to the foregoing remuneration (i) our non-executive chair of the Board of Directors is entitled to receive an additional $80,000 annual retainer paid in cash; (ii) chair of each of the Audit Committee, Compensation Committee and the Corporate Governance Committee is entitled to receive an additional annual cash retainer of $30,000, $20,000 and $15,000, respectively; (iii) directors serving on each of the Audit Committee, Compensation Committee and the Corporate Governance Committee, other than the chairs of such committees, receive an additional annual cash retainer of $10,000; and (iv) each director is entitled to receive an additional attendance fee of $2,500 for each meeting, project or assignment that involves travel after the director has exceeded (a) an aggregate of eight Board meetings, projects and assignments or (b) an aggregate of committee meetings, projects and assignments equal to six times the number of committees on which the director serves.

Pursuant to the terms of the Merger Agreement, the Company may, prior to the Effective Time, in the ordinary course of business consistent with past practice, grant each of our non-employee directors RSUs in respect of the annual equity program for fiscal year 2019. On February 26, 2018, the Company granted Ms. Killefer 5,400 RSUs and each other non-employee director 3,900 RSUs. The terms of these awards are substantially consistent with the terms described above, provided that such equity awards are subject to accelerated vesting as provided by the Merger Agreement and shall vest upon the earlier of (i) the first anniversary of the date of grant and (ii) the second annual meeting of shareholders following the date of grant, as described in more detail in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards” of this Schedule 14D-9.

Nonqualified Deferred Compensation Plan

Each of Ms. Killefer and Mr. Alexander participate in the NQDC Plan, pursuant to which they have, respectively, elected to defer settlement of 7,700 and 6,200 restricted stock units previously granted to them in respect of their prior services. Ms. Killefer’s account balance will be settled in a lump sum within 30 days of her termination of services (or, if earlier, her death). A portion of Mr. Alexander’s account balance will be settled in equal installments over a period of five years following the termination of his services (or, if earlier, in a lump sum upon his death), with the remaining portion to be distributed in annual installments from August 2022 to August 2027. In addition, each of Messrs. Ventling and Frantz have elected to defer the receipt of shares in respect of RSUs they received in calendar year 2017 (which are scheduled to vest in 2018); as of March 1, 2018, neither has made other deferrals.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the Effective Time, an officer or director of the Company or any subsidiary of the Company (collectively, the “Indemnified Parties”) in connection with any proceeding and any losses, claims, damages, liabilities, costs, indemnification expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom, subject to certain limitations more fully described in the Merger Agreement. In addition, for a period of six years from the Effective Time, Parent will (subject to the next sentence) maintain in full effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the

Indemnified Parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage) with respect to matters occurring on or before the Effective Time, but Parent is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date of the Merger Agreement and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described would cost in excess of that amount. The Company may, on or prior to the Effective Time, purchase a tail policy with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such in coverage and amount no greater than the policies currently in place so long as the total premiums paid would not exceed the maximum aggregate amount of premiums contemplated to be paid under the previous sentence for such six-year period; provided that (i) the Company will give Parent a consultation right in the selection of such “tail” policy and the Company will give good faith consideration to any comments made by Parent with respect thereto, and (ii) if such tail policy is so purchased, Parent will be relieved of its obligations under the previous sentence.

In addition, the Merger Agreement provides that the Surviving Corporation will assume, without further action, at the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnified Parties as provided in the Company’s organizational documents or the Company’s subsidiaries’ organizational documents and that such rights will survive the Merger and continue in full force and effect in accordance with their terms. In addition, from the Effective Time through the sixth anniversary of the Effective Time, subject to certain exceptions, the Surviving Corporation’s organizational documents and each Company subsidiary’s organizational documents are required to contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in the Company’s organizational documents and each Company subsidiary’s organizational documents as in effect on the date of the Merger Agreement.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On February 9, 2018, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 —“The Transaction Documents—The Merger Agreement” and the description of the conditions of the Offer contained in Section 15 —“Conditions to the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on February 12, 2018 to provide stockholders with information regarding its terms. The assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in a confidential disclosure letter provided by the Company to General Dynamics in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances about the Company, Parent or Purchaser at the time they were made or otherwise, and information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in the Company’s other public filings.

Confidentiality Agreement

On December 13, 2017, the Company and Parent entered into a customary Confidentiality Agreement (the “Confidentiality Agreement”) in connection with a possible transaction involving CSRA. Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain exceptions, Parent and its representatives would keep the “Evaluation Material” (as defined in the Confidentiality Agreement) strictly confidential and would not (except as required by law, stock exchange rules or court order but only after compliance with the Confidentiality Agreement or with the Company’s prior written consent) disclose any Confidential Information in any manner whatsoever, and would not use any Confidential Information other than in connection with evaluating, negotiating or facilitating a possible transaction with the Company.

The Confidentiality Agreement includes a standstill provision for the benefit of the Company that expires on December 13, 2018, but which does not restrict Parent from making any proposal for a possible transaction with the Company to directly or indirectly acquire all or a controlling portion of the Company’s equity securities or all or substantially all of the Company’s assets but only if either (i) the Company or any of its representatives invites Parent to do so in writing or (ii) the Company enters into a definitive agreement with respect to a transaction with a person or “group” of persons (excluding the Company’s affiliates) involving the direct or indirect acquisition by such person or group of all or a controlling portion of the Company’s equity securities or all or substantially all of the Company’s assets (whether by merger, consolidation, business combination, tender or exchange offer or otherwise).

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On February 9, 2018, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the Transactions, (iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iv) authorized and approved the Top-Up Option and the issuance of the Top-Up Shares in accordance with the terms of the Merger Agreement, (v) directed that, if required by applicable law, the Merger Agreement be submitted to the holders of Shares for approval and (vi) recommended that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger. Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that stockholders tender their Shares to Purchaser pursuant to the Offer.

(i) Background of the Offer and the Merger

The Board of Directors, together with CSRA’s management and with the assistance of CSRA’s advisors, has periodically reviewed and assessed CSRA’s operations, financial performance and competitive position in the context of CSRA’s long-term strategic goals and plans. The Board of Directors regularly reviews potential opportunities to enhance stockholder value and engages in discussions as to whether the continued execution of

CSRA’s strategy as a stand-alone company or the possible sale of CSRA to, or combination of CSRA with, a third party offered the best avenue to enhance stockholder value, and the potential benefits and risks of any such transaction.

In early 2017, Mr. Lawrence B. Prior III, President and Chief Executive Officer of CSRA, and a member of senior management of a U.S. government contracting company (referred to as “Company A”) met, at Company A’s request, to discuss Company A’s interest in a potential acquisition of CSRA. Company A did not make any specific proposal at this initial meeting. On February 22, 2017, Company A and CSRA executed a nondisclosure agreement to facilitate further discussion of a potential transaction between Company A and CSRA. On March 1, 2017, representatives of Company A attended presentations by CSRA’s senior management.

On March 13, 2017, Company A submitted a letter to CSRA stating Company A’s interest in a potential business combination with CSRA. Company A’s offer letter proposed a valuation range of approximately $34.00 to $37.00 per share of CSRA common stock and stated that Company A would offer consideration consisting of a combination of stock and cash. With the assistance of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), CSRA’s legal counsel, and Evercore Group L.L.C. (“Evercore”), one of CSRA’s financial advisors, the Board of Directors carefully reviewed and considered Company A’s proposal. Following their discussions, the Board of Directors determined that execution of CSRA’s strategic plan as a standalone company was likely to provide greater value to stockholders than the proposed business combination upon the terms set forth in Company A’s offer letter. Upon instruction from the Board of Directors, CSRA’s senior management contacted Company A and responded accordingly on March 17, 2017.

On November 8, 2017, Mr. Prior met with a representative of Company A and a representative of Company A’s financial advisor. During the course of that meeting, the representative of Company A and the representative of Company A’s financial advisor outlined potential improvements to Company A’s March 13 proposal, including an increase in the proposed valuation to “up to $40” per share of CSRA common stock.

In early November 2017, a representative of another U.S. government contracting company (referred to as “Company B”) contacted Mr. Prior to arrange a meeting between Company B and CSRA to discuss Company B’s interest in pursuing a potential business combination with CSRA. On November 13, 2017, the Chief Executive Officer of Company B and Mr. Prior had an introductory meeting.

On November 17, 2017, a representative of Evercore, acting on behalf of CSRA, contacted a member of senior management of General Dynamics to discuss whether General Dynamics would be interested in a potential business combination transaction involving CSRA.

On November 20, 2017, Company B and CSRA executed a nondisclosure agreement to facilitate further discussion.

Also on November 20, 2017, a representative of Evercore, acting as CSRA’s financial advisor, contacted Ms. Phebe N. Novakovic, Chairman and Chief Executive Officer of General Dynamics, to follow up on the prior discussion and determine whether General Dynamics might be interested in evaluating a potential acquisition of CSRA.

On November 21, 2017, Ms. Novakovic contacted Evercore in response to the November 20, 2017 inquiry and advised that General Dynamics would make an internal assessment of the potential acquisition opportunity and respond as appropriate.

On November 30, 2017, representatives of Company B and representatives of CSRA met to discuss Company B’s interest in a potential acquisition of CSRA.

On December 8, 2017, a representative of Company B called Mr. Prior to express interest in Company B’s acquisition of all of the outstanding shares of CSRA common stock for a mix of cash and stock consideration with an implied valuation of approximately $31.93 per share of CSRA’s common stock based on the closing price of CSRA common stock and Company B common stock on December 7, 2017. Following the call, a representative of the financial advisor to Company B delivered a letter to Evercore, confirming the terms of Company B’s offer.

Also on December 8, 2017, a representative of Stone Key Group LLC (“Stone Key”), financial advisor to General Dynamics, contacted CSRA on behalf of General Dynamics to express General Dynamics’ interest in initiating a discussion of the terms under which General Dynamics might be willing to engage in a dialogue regarding the potential acquisition of CSRA.

On December 9, 2017, Ms. Novakovic and Mr. Prior discussed General Dynamics’ potential interest in acquiring all of the outstanding stock of CSRA. On December 13, 2017, General Dynamics and CSRA executed a nondisclosure agreement to facilitate further discussion regarding a potential transaction.

On December 13, 2017, Company A submitted a letter containing an updated proposal to CSRA. Company A’s letter proposed a valuation range of $38.00 to $40.00 per share of CSRA’s common stock and stated that Company A would again offer consideration consisting of a combination of a fixed amount of cash consideration and stock consideration at a fixed exchange ratio.

On December 13 and 14, 2017, the Board of Directors held regularly scheduled meetings in Bossier City, Louisiana, Members of CSRA’s senior management and representatives of Evercore and representatives of Paul, Weiss also attended portions of the meetings. During the December 13 meeting, Mr. Prior led a discussion of CSRA’s financial model and the financial aspects of CSRA’s strategic plan. Representatives of Evercore provided the Board of Directors with a summary of the offers received from Company A and Company B and an update on the status of discussions with General Dynamics, Company A and Company B. A representative of Paul, Weiss then reviewed with CSRA’s Board of Directors its fiduciary duties in considering a merger of CSRA with a third party and in connection with the evaluation of the offers from Company A and Company B and a potential offer from General Dynamics.

During the remainder of the December 13–14 meetings, the Board of Directors continued its review and discussion with CSRA’s senior management of a variety of topics relating to CSRA’s strategic direction, including strategic priorities in certain key segments of CSRA’s business, the competitive landscape for CSRA’s business, macro trends and challenges, CSRA’s financial performance, growth initiatives, potential M&A activity and alternatives for the creation of stockholder value.

To enhance efficiency, at the December 13–14, 2017 meetings, CSRA’s Board of Directors decided to create a special committee (the “Coordination Committee”) to coordinate and oversee CSRA’s interactions with Company A, Company B, and General Dynamics, as well as CSRA’s strategic alternatives more generally. The Coordination Committee was comprised of Nancy Killefer, Craig Martin, Billie I. Williamson and Mark A. Frantz. These directors were chosen for their extensive experience in corporate finance and strategic development, as well as their knowledge of CSRA and its industry.

On December 18, 2017, members of management of General Dynamics and members of management of CSRA, and representatives of Stone Key, representatives of Evercore and representatives of Macquarie Capital (USA) Inc. (“Macquarie Capital”), one of CSRA’s financial advisors, met to discuss the potential acquisition by General Dynamics of CSRA and the potential combination of CSRA’s business with General Dynamics’ information technology business.

Later in the day on December 18, 2017, the Coordination Committee held a special telephonic meeting, which was attended by all members of the Coordination Committee, to discuss the status of CSRA’s interactions with Company A, Company B and General Dynamics, as well as to discuss other potential counterparties. Members of CSRA’s senior management and representatives of Paul, Weiss also participated.

On January 3, 2018, Ms. Novakovic informed Mr. Prior by telephone that General Dynamics would be interested in pursuing an acquisition of CSRA at a price of between $39.50 and $40.00 per share of CSRA common stock, but due to General Dynamics’ concerns regarding CSRA’s ongoing litigation with the State of Maryland regarding the Medicaid Enterprise Restructuring Project contract (the “Maryland Litigation”), it was electing not to pursue discussions regarding a potential transaction unless CSRA was able to resolve such dispute.

On January 5, 2018, the Coordination Committee held a special telephonic meeting, which was attended by all members of the Coordination Committee, as well as other members of the Board of Directors. Members of CSRA’s senior management and representatives of Paul, Weiss also participated. Representatives of Paul, Weiss described the current status of discussions with each of the three potential buyers. Mr. Prior then led the Coordination Committee in a discussion of General Dynamics’ request with respect to the Maryland Litigation. The Coordination Committee instructed senior management and Paul, Weiss to engage with the State of Maryland regarding a potential resolution of the Maryland Litigation, solely to preserve flexibility with respect to potential counterparties.

On or about January 8, 2018, Mr. Prior contacted Ms. Novakovic by telephone and indicated that CSRA was exploring the possibility of a potential resolution of the Maryland Litigation.

On January 9, 2018, CSRA received a revised offer from Company B reflecting a proposed valuation of $40.00 per share of CSRA’s common stock, consisting of a combination of stock and cash. Later that day, the Chief Executive Officer of Company B and Mr. Prior participated in a call to discuss Company B’s revised offer.

On January 10, 2018, CSRA received a revised offer from Company A. The offer letter proposed an increased amount of cash consideration and stock consideration at a fixed exchange ratio, with an implied valuation of $39.00 per share based on the closing price of Company A common stock on January 9, 2018.

On January 12, 2018, Ms. Novakovic contacted Mr. Prior by telephone and indicated that General Dynamics would be interested in pursuing an acquisition of CSRA, and Ms. Novakovic subsequently sent a letter to Mr. Prior confirming General Dynamics’ interest in the potential acquisition of CSRA for $40.00 per share, subject to settlement of the Maryland Litigation, with a corresponding adjustment in the proposed purchase price to account for the financial impact associated with settling the Maryland Litigation, among other conditions. In this letter, it was noted that General Dynamics was proposing an all cash transaction and was prepared to come to terms expeditiously.

Later in the day on January 12, 2018, the Coordination Committee held a special telephonic meeting, which was attended by all members of the Coordination Committee, as well as other members of the Board of Directors. Members of CSRA’s senior management and representatives of Paul, Weiss, representatives of Evercore and representatives of Macquarie Capital also participated. During this meeting, representatives of Evercore and representatives of Macquarie Capital reviewed financial aspects of the offers from Company A, Company B and General Dynamics and senior management provided the Coordination Committee with an update on the status of discussions with the State of Maryland. After discussion with the advisors and members of the Company’s senior management, the Coordination Committee instructed representatives of Evercore, representatives of Macquarie Capital and representatives of Paul, Weiss to distribute a draft merger agreement to each of the three bidders.

Following the Coordination Committee meeting, on January 12, 2018, a draft merger agreement was distributed to outside legal counsels of Company A and Company B. On January 13, 2018, a draft merger agreement was distributed to General Dynamics through Stone Key.

Also on January 12, 2018, CSRA formally engaged Macquarie Capital to act as one of its financial advisors in connection with CSRA’s review of a potential transaction.

On January 15, 2018, CSRA formally engaged Evercore to act as one of its financial advisors in connection with CSRA’s review of a potential transaction.

On January 18, 2018, a representative of Company B’s outside legal counsel sent a revised draft of the merger agreement to Paul, Weiss on behalf of Company B. On the next day, a representative of Company A’s outside legal counsel sent a revised draft of the merger agreement to Paul, Weiss on behalf of Company A.

On January 19, 2018, the Coordination Committee held a special telephonic meeting, which was attended by all members of the Coordination Committee, as well as other members of the Board of Directors. Members of CSRA’s senior management and representatives of Paul, Weiss also participated. During this meeting, representatives of Paul, Weiss compared the terms of the revised merger agreement drafts submitted by Company A and Company B and senior management updated the Coordination Committee on the status of discussions with the State of Maryland.

On January 22, 2018, Paul, Weiss sent revised drafts of the merger agreement to each of outside legal counsel to Company A and outside legal counsel to Company B on behalf of CSRA.

On or about January 23, 2018, a member of management of CSRA informed a member of management of General Dynamics that CSRA management believed that it was close to having the option to resolve the Maryland Litigation.

On January 24, 2018, outside legal counsel to Company A sent a revised draft of the merger agreement to Paul, Weiss on behalf of Company A.

On January 25, 2018, CSRA received an updated offer letter from Company A. The letter proposed a fixed amount of cash consideration and a fixed exchange ratio for stock consideration based on the volume weighted average price (“VWAP”) of Company A’s common stock for the ten (10) consecutive trading days preceding the signing date, with an implied valuation of $40.00 per share based on the VWAP of Company A’s common stock for the ten (10) consecutive trading days preceding the date of the offer letter.

On January 25, 2018, the Board of Directors met in Dulles, Virginia, with members of CSRA’s senior management and representatives of Wolf Den Associates, LLC (“Wolf Den”), CSRA’s due diligence advisors, with Paul, Weiss, Evercore and Macquarie Capital participating, to discuss and consider the proposals made by Company A, Company B and General Dynamics.

The Board of Directors engaged in an extensive discussion regarding CSRA’s review of its strategic alternatives. During this meeting, representatives of Evercore and representatives of Macquarie Capital reviewed financial aspects of the offers from General Dynamics, Company A and Company B, representatives of Paul, Weiss compared the terms of the revised merger agreement drafts submitted by Company A and Company B and Wolf Den reviewed the results of their due diligence findings. The Board of Directors considered the types and amounts of consideration offered by the potential buyers, the perceived deal certainty, including that each of the transactions proposed by Company A and Company B would require the approval of the potential buyer’s stockholders and, in each case, the potential buyer would have the ability to terminate the merger agreement for a superior transaction proposal, the market risk associated with the proposals and the potential remedies available to the Company if the potential buyers were unable to complete a transaction. After discussion, the Board of Directors determined that, because the prices offered by General Dynamics, Company A and Company B were so close in value, the advisors should promptly contact each of the three bidders and seek to obtain enhanced offers.

Members of the Company’s senior management then led the Board of Directors in a discussion of the merger opportunities with Company A and Company B, including a review of each party’s business offerings and capabilities, possible synergies and certain financial, regulatory and timing considerations relating to a potential combination with either Company A or Company B.

On January 26, 2018, representatives of Evercore and representatives of Macquarie Capital contacted the respective financial advisors to Company A and Company B, and, as directed by the Board of Directors, requested that each submit best and final offer price by the evening of February 1, 2018 for the Board of Directors’ consideration. Concurrently, representatives of Paul, Weiss contacted the respective outside legal counsels to Company A and Company B and requested that each of them submit a revised draft of the merger agreement as part of the improved offer. The representatives of Paul, Weiss highlighted specific provisions in each potential buyer’s mark-up of the merger agreement that should be improved.

Also on January 26, 2018, representatives of Evercore and representatives of Macquarie Capital contacted Stone Key and requested that General Dynamics submit a further revised merger agreement and offer by February 2, 2018 for the Board of Directors’ consideration.

On January 26, 2018, Jenner & Block LLP (“Jenner & Block”), General Dynamics’ outside legal counsel, sent a revised draft of the merger agreement to Paul, Weiss on behalf of General Dynamics.

On January 29, 2018, Paul, Weiss sent a revised draft of the merger agreement to Jenner & Block on behalf of CSRA. Over the course of the following eleven (11) days, representatives of Paul, Weiss and representatives of Jenner & Block and members of management of each of CSRA and General Dynamics continued to negotiate the terms of the merger agreement and other transaction documents.

On January 30, 2018, outside legal counsel to Company A sent a revised draft of the merger agreement to Paul, Weiss on behalf of Company A. Also on January 30, 2018, outside legal counsel to Company B sent a revised draft of the merger agreement to Paul, Weiss on behalf of Company B.

During the month of January 2018, each of General Dynamics, Company A and Company B was provided with access to an electronic data room that contained non-public information regarding CSRA, and representatives of each of these parties attended presentations by CSRA’s senior management. Additionally, CSRA was provided with access to electronic data rooms that contained non-public information regarding each of Company A and Company B, respectively, and representatives of CSRA attended presentations by the senior management of each of these parties. Throughout the month of January and the first two weeks of February, each of General Dynamics, Company A and Company B conducted due diligence investigations of CSRA and CSRA conducted due diligence investigations of Company A and Company B, each of which included the review of numerous documents and participation in numerous calls and meetings with the party’s senior management and with representatives of the party’s legal counsel and financial advisors.

On February 1, 2018, CSRA received an updated offer letter from Company B. The letter proposed a fixed amount of cash consideration and stock consideration at a fixed exchange ratio, with an implied valuation of $42.00 per share based on the closing price of Company B’s common stock on the date immediately prior to the offer letter.

Also on February 1, 2018, a representative of Company A submitted a revised written proposal, pursuant to which Company A increased its proposed valuation of CSRA’s common stock to $41.00 per share. The letter proposed the same fixed amount of cash consideration as in Company A’s prior proposal and a fixed exchange ratio for stock consideration based on the VWAP of Company A’s common stock for the ten (10) consecutive trading days preceding the signing date.

On February 2, 2018, Ms. Novakovic communicated with Mr. Prior and informed him that General Dynamics was offering to acquire CSRA at a price of $40.50 per share, payable in cash. This offer was subsequently confirmed in a letter of the same date from Ms. Novakovic to Mr. Prior.

Also on February 2, 2018, the Board of Directors held a special telephonic meeting, which was attended by all members of the Board of Directors. Members of CSRA’s senior management and representatives of Paul,

Weiss, representatives of Evercore and representatives of Macquarie Capital also participated. A member of CSRA’s senior management informed the Board of Directors of the status of discussions with the State of Maryland and informed the Board of Directors of the amount of the settlement offer proposed by the State of Maryland with respect to the Maryland Litigation. Representatives of Evercore, representatives of Macquarie Capital and representatives of Paul, Weiss then reviewed with the Board of Directors the material terms of the latest proposals that had been received from General Dynamics, Company A and Company B. The Board of Directors compared the all-cash $40.50 per share proposal from General Dynamics and the mixed consideration proposals from Company A and Company B, valued at $41.00 and $42.00, respectively, as indicated in the proposals. At the request of the Board of Directors, representatives of Evercore and representatives of Macquarie Capital then led a discussion with the Board of Directors to assist the Board of Directors in comparing the proposals from General Dynamics, Company A and Company B, including the type of consideration. Representatives of Evercore and representatives of Macquarie Capital also noted that the price of Company A and Company B common stock had decreased since the time at which each party’s proposal had been made, resulting in a decrease in the then current value of each of Company A’s and Company B’s proposal. The Board of Directors, with the assistance of the advisors, compared the risks associated with the proposals from General Dynamics, Company A and Company B, including the provisions in the respective merger agreements applicable to regulatory matters, the risk that a potential buyer’s financing becomes unavailable and the remedies available to the Company in that circumstance, as well as the market risk relating to the portion of the consideration Company A and Company B proposed to pay in stock. After discussion of these and other factors, and taking into account the considerations discussed with Evercore and Macquarie Capital, the Board of Directors determined that the $40.50 all-cash proposal from General Dynamics was superior to the Company’s other alternatives. The Board of Directors, with the assistance of the advisors, then considered whether it would be beneficial to seek further price improvements from the potential buyers and discussed the potential benefits and risks of doing so, including the risk of losing the current offer from General Dynamics and, in the case of the offers from Company A and Company B, the desire to safeguard the value of the potential stock consideration payable at closing. The Board of Directors also discussed that price increases from Company A and Company B may not be desirable for CSRA’s stockholders as additional cash consideration would require additional leverage that could place additional strain on the post-closing combined company, of which the current CSRA stockholders would own a majority of the stock outstanding, and additional stock consideration could make it more difficult to obtain the approval of the stockholders of the potential buyer. After these discussions, the Board of Directors instructed senior management to work with Paul, Weiss to be in a position to resolve the Maryland Litigation in advance of the signing of a merger agreement with General Dynamics. The Board of Directors then instructed senior management to work with Evercore, Macquarie Capital and Paul, Weiss to inform General Dynamics that CSRA expected the Maryland Litigation to be in a position to be resolved in advance of the signing of a merger agreement. The Board of Directors further instructed senior management and the advisors to seek a price increase from General Dynamics and to continue to negotiate with General Dynamics regarding certain key terms and to report back to the Board of Directors.

On February 3, 2018, Mr. Prior communicated with Stone Key to indicate that General Dynamics would need to increase the value of its offer in order to proceed with further discussions regarding an acquisition of CSRA. Later on February 3, 2018, Ms. Novakovic informed Mr. Prior that General Dynamics was willing to increase its offer price to $40.75 per share, payable in cash. Ms. Novakovic indicated in the course of this conversation that this represented General Dynamic’s best and final offer.

On February 7, 2018, representatives of the financial advisor to Company A informed representatives of Evercore and representatives of Macquarie Capital that Company A remained interested in a potential transaction.

On February 8, 2018, Company A sent a letter to Mr. Prior confirming that its February 1 offer remained valid.

Also on February 8, 2018, Company B contacted Mr. Prior to indicate its continued interest in a potential acquisition of CSRA.

Also on February 8, 2018, Ms. Novakovic called Mr. Prior and informed Mr. Prior that the board of directors of General Dynamics had approved the potential transaction with CSRA, subject to the resolution of the Maryland Litigation.

Later on the evening of February 8, 2018, the Board of Directors held a special meeting, attended by all of the members of the Board of Directors. During this meeting, representatives of Evercore and representatives of Macquarie Capital, reviewed financial aspects of the offers from Company A, Company B and General Dynamics. Representatives of Paul, Weiss compared the terms of the revised merger agreement drafts submitted by the respective bidders and reviewed in detail the provisions of the proposed merger agreement and other transaction documents relating to General Dynamics. The Board of Directors considered the respective forms of consideration offered by the potential buyers, the perceived deal certainty and market risk associated with the proposals and the potential remedies available to CSRA if the potential buyers were unable to complete a transaction. Representatives of Evercore and representatives of Macquarie Capital noted that although the public market price of Company A common stock and Company B common stock could increase or decrease between the signing and closing of a transaction, both had continued to decline since the Board of Directors’ February 2 meeting, resulting in a further decrease in the then current value of each party’s proposal, based on the closing price of Company A common stock and Company B common stock on February 8, 2018 to $40.58 and $38.67, respectively.

On February 9, 2018, CSRA and the State of Maryland entered into a settlement agreement with respect to the Maryland Litigation.

Also on February 9, 2018, the Board of Directors reconvened to consider further the proposed transaction. Members of CSRA’s senior management and representatives of Paul, Weiss, representatives of Evercore and representatives of Macquarie Capital also participated. Paul, Weiss then updated the Board of Directors on changes to the proposed merger agreement and other transaction documents related to General Dynamics. Representatives of each of Evercore and Macquarie Capital then reviewed and discussed its respective financial analyses of the proposed transaction with General Dynamics. Thereafter, at the request of the Board of Directors, Evercore rendered its oral opinion to the Board of Directors (which was subsequently confirmed in writing by delivery of Evercore’s written opinion addressed to the Board of Directors, dated as of February 9, 2018), as to, as of such date, the fairness, from a financial point of view, to the holders of shares of CSRA common stock other than excluded holders, of the proposed consideration to be received by such holders in the tender offer or the merger pursuant to the merger agreement. Macquarie Capital also rendered its oral opinion to the Board of Directors (which was subsequently confirmed in writing by delivery of Macquarie Capital’s written opinion addressed to the Board of Directors, dated as of February 9, 2018), as to, as of such date, the fairness, from a financial point of view, to the holders of shares of CSRA common stock other than excluded holders, of the proposed consideration to be received by such holders in the tender offer and/or the merger pursuant to the merger agreement.

After discussing potential reasons for and against the proposed merger described above and in the section entitled “—Reasons for Recommendation” beginning on page 27, CSRA’s Board of Directors unanimously approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement; declared that it is in the best interests of CSRA and its stockholders that CSRA enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement; and recommended that the stockholders of CSRA tender their shares pursuant to the tender offer by the subsidiary of General Dynamics to purchase the outstanding shares of CSRA and, if applicable, vote in favor of the approval of the merger and the merger agreement.

Representatives of Paul, Weiss then reviewed with CSRA’s Board of Directors the terms of, and considerations with respect to, a forum selection bylaw, including the scope of forum selection bylaws, the enforceability of forum selection bylaws and the potential benefits of adopting a forum selection bylaw. CSRA’s

Board of Directors then approved an amendment of CSRA’s bylaws to provide that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions involving CSRA will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, any state or federal court within the State of Delaware).

Also on February 9, 2018, a member of management of CSRA reported to a member of management of General Dynamics that, at a special meeting held on that date, the Board of Directors met to consider the proposed transaction and approved the merger agreement and the transactions contemplated thereby. On that same day, representatives of Paul, Weiss and representatives of Jenner & Block and members of management of each of CSRA and General Dynamics finalized the merger agreement and other transaction documents, and thereafter the merger agreement was executed and delivered by the parties. The merger agreement provided for the commencement of a tender offer for all of the shares of CSRA common stock at a price per share of $40.75, subject to customary conditions.

Subsequent to the execution of the merger agreement with General Dynamics and in advance of public announcement of the transaction, each of Company A and Company B sought to engage with CSRA regarding negotiation of a potential transaction. In accordance with the terms of the merger agreement, CSRA did not engage with Company A and Company B.

Prior to the opening of markets in the United States on February 12, 2018, CSRA and General Dynamics issued a joint press release announcing the signing of the merger agreement and the forthcoming commencement of the tender offer.

Later in the day on February 12, 2018, outside legal counsel to Company A and outside legal counsel to Company B informed Paul, Weiss that Company A and Company B, respectively, had withdrawn their offers.

(ii) Reasons for Recommendation

Our Board of Directors consulted with senior management of the Company regarding, among other things, the Company’s industry and its business and prospects as an independent company. In the course of reaching its unanimous determination, our Board of Directors consulted with its legal advisors regarding the Board of Directors’ legal duties, the terms of the Merger Agreement and related issues, consulted with its financial advisors regarding certain financial aspects of the Offer and the Merger and carefully considered the following reasons that weighed positively in favor of its decision, among others and not necessarily in order of relative importance:

•	Premium to Market Price. Our Board of Directors considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price represents a compelling premium to historical market prices of the Shares, including (1) a 33.4% premium to the closing price of the Shares on February 6, 2018; (2) a 27.2% premium to the VWAP for the Shares over the 30-day period ended February 6, 2018; (3) a 31.0% premium to the VWAP for the Shares over the 60-day period ended February 6, 2018; (4) a 35.3% premium to the VWAP for the Shares over the 90-day period ended February 6, 2018; and (5) a 21.0% and 48.0% premium to the highest and lowest, respectively, trading prices for the Shares over the 52-week period ended February 6, 2018.

•	Certainty of Value. Our Board of Directors considered that the Offer Price is all cash, so that the Transactions provide certainty, immediate value and liquidity to our stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy.

•	No Financing Condition. The Board of Directors considered the fact that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Transactions are not subject to a financing condition.

•	The Company’s Operating and Financial Condition; Prospects of the Company. Our Board of Directors considered the Company’s business, financial condition and results of operations. Our Board of Directors considered, among other factors, that the holders of the Shares would continue to be subject to the risks and uncertainties of the Company if it remained independent. These risks and uncertainties included risks relating to reduced spending levels and changing budget priorities of the Company’s largest customer, the U.S. government; the Company’s ability to maintain strong relationships with the U.S. government and other contractors and subcontractors; possible delays or overturning of the Company’s U.S. government contract awards due to bid protests; failure of the Company’s customers to fund contracts or exercise their options to extend contracts, or the Company’s inability to execute awarded contracts successfully; and other risks and uncertainties, including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and subsequent quarterly reports on Form 10-Q.

•	Likelihood and Speed of Consummation. Our Board of Directors considered the likelihood of completion of the Transactions to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

•	the conditions to the Offer and the Merger being specific and limited;

•	the size and financial strength of Parent and its ability to fund the Offer Price with cash;

•	the likelihood of obtaining required regulatory approvals;

•	the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Parent and Purchaser;

•	the fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Parent’s stockholders; and

•	the fact that the termination date under the Merger Agreement allows for sufficient time to consummate the Offer and the Merger.

•	Flexibility Provided by the Structure of the Transaction. The structure of the transaction as a two-step transaction potentially enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which stockholders who do not tender their Shares into the Offer will receive the same cash price as is paid pursuant to the Offer. In addition, the Merger Agreement permits the use of a one-step transaction, with a merger following the approval of the Merger Agreement by the Company’s stockholders, which may in certain circumstances be more expedient than the two-step transaction. If a sufficient number of Shares are tendered into the Offer, Purchaser will be able, subject to certain conditions, to exercise the Top-Up Option to purchase additional Shares sufficient to cause Purchaser to own one more than 90% of the then-outstanding Shares on a fully diluted basis, which would permit Purchaser to close the Merger (as a merger of parent into subsidiary under Nevada law) more quickly than a one-step merger requiring the approval of the Company’s stockholders.

•	Competitive Process. Our Board of Directors considered the fact that the Company received proposals from and engaged in significant arm’s-length negotiations with three parties that it believed were logical potential buyers, including Parent. See Item 4. “The Solicitation or Recommendation—Background of the Offer and the Merger.”

•	Negotiation Process. Our Board of Directors considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Parent, including the increases in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations, and inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

•	Best Strategic Alternative for Maximizing Stockholder Value. Our Board of Directors determined, after a thorough review of strategic alternatives and discussions with our management and its financial and legal advisors, that the Offer Price is more favorable to the Company’s stockholders than the potential value that might have resulted from other strategic options available, including, but not limited to, remaining a standalone public company.

•	Opportunity to Receive Unsolicited Proposals, Change Recommendation or Terminate the Transactions in Order to Accept a Superior Proposal. Our Board of Directors considered the terms of the Merger Agreement permitting the Company to receive unsolicited proposals, and the other terms and conditions of the Merger Agreement, including:

•	that the Company may, subject to certain conditions, furnish any information and reasonable access to third parties making such a proposal and participate or engage in negotiations or discussions with such third parties regarding unsolicited proposals that are made prior to the time that the Offer is consummated;

•	the provisions of the Merger Agreement allowing our Board of Directors in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to payment of a termination fee of $204 million, which amount the directors believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to other acquisition proposals; and

•	its ability under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior proposal or an event, occurrence or fact occurring or arising after the date of the Merger Agreement that was not known to our Board of Directors as of the date of the Merger Agreement.

•	Other Terms of the Merger Agreement. Our Board of Directors considered other terms of the Merger Agreement, as more fully described in Section 13—“The Transaction Documents—The Merger Agreement” of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board of Directors considered important included:

•	Termination Date. The termination date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•	Cooperation. The Merger Agreement requires Parent and Purchaser to use their reasonable best efforts to consummate the Offer and the Merger.

•	Industry and Economy. Our Board of Directors considered the current state of the economy and assessed the stage of the U.S. public sector market industry cycle, financing markets, uncertainty in public sector contract pricing and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally and within the Company’s industry in particular.

•	Certain Management Projections. Our Board of Directors considered certain forecasts for the Company prepared by senior management of the Company, which reflected certain assumptions of the Company’s senior management. For further discussion, see “—Certain Unaudited Prospective Financial Information.”

•	Opinions of Financial Advisors

•	Evercore: The financial analyses reviewed by Evercore with our Board of Directors as well as the oral opinion of Evercore rendered to our Board of Directors on February 9, 2018 (which was subsequently confirmed in writing by delivery of Evercore’s written opinion addressed to our Board of Directors dated February 9, 2018), as to, as of February 9, 2018, the fairness, from a financial point of view, to the holders of Common Stock other than Parent, Purchaser and their respective affiliates (collectively, the “Excluded Holders”), of the consideration to be received by such holders in the Offer and the Merger.

•	Macquarie Capital: The financial analyses reviewed by Macquarie Capital with our Board of Directors as well as the oral opinion of Macquarie Capital rendered to our Board of Directors on February 9, 2018 (which was subsequently confirmed in writing by delivery of Macquarie Capital’s written opinion addressed to our Board of Directors dated February 9, 2018), as to, as of February 9, 2018, the fairness, from a financial point of view, to the holders of Common Stock other than the Excluded Holders of the consideration to be received by such holders in the Offer and/or the Merger pursuant to the Merger Agreement.

Our Board of Directors also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following, which are not necessarily listed in order of relative importance:

•	the fact that the Company would no longer exist as an independent, publicly traded company, and the Company’s stockholders would no longer participate in any future earnings or growth of the Company or benefit from the successful execution of the Company’s current strategy as a public company;

•	the potential risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and the Merger;

•	the risk of incurring substantial expenses related to the Offer and the Merger;

•	the risk that all conditions to the parties’ obligations to complete the Offer and the Merger are not satisfied, and as a result, the Merger is not completed;

•	the risks and costs to the Company if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on the Company’s employees, customers and key relationships, which may impair the Company’s ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with the Company;

•	the possibility that another party might have been willing to pay a higher purchase price for the Company than the Offer Price;

•	the possibility that under certain circumstances, the Company may be required to pay Parent a termination fee of $204 million;

•	the possibility that, although the Offer and the Merger provide the Company’s stockholders the opportunity to realize a premium to the price at which the Company’s Common Stock traded prior to the public announcement of the proposed transaction, the price of the Company’s Shares might have increased in the future to a price greater than the Offer Price;

•	the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the Offer and the Merger that may be different from, or in addition to, those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates”;

•	the fact that the gain realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•	the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger;

•	the potential effect of the public announcement of the Merger Agreement, including effects on the Company’s revenues, customers, operating results and share price and the Company’s ability to attract and retain key management and personnel;

•	the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger; and

•	the fact that the Merger Agreement precludes the Company from actively soliciting alternative transaction proposals.

Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative reasons associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Transactions.

The foregoing discussion of our Board of Directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of reasons considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different reasons.

The foregoing description of the consideration by our Board of Directors of the reasons supporting the Merger Agreement, the Offer, the Merger and the other Transactions contemplated by the Merger Agreement is forward-looking in nature. This information should be read in light of the factors discussed in the Section entitled “Cautionary Note Regarding Forward-Looking Statements” below.

(iii) Certain Unaudited Prospective Financial Information

Except for annual guidance, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In the normal course of its financial planning, management of the Company prepared and provided to Parent, other potential transaction counterparties, our Board of Directors, Evercore and Macquarie Capital financial forecasts. The Company’s management subsequently provided to Parent and other potential transaction counterparties guidance regarding management’s expectations on the impact on such forecasts of the recent enactment of the Tax Cuts and Jobs Act (as defined below) and separately provided to our Board of Directors, Evercore and Macquarie Capital financial forecasts that were revised upward, adjusted to reflect the expected impact of the Tax Cuts and Jobs Act, as requested by Evercore and Macquarie Capital, as well as other adjustments that were immaterial when taken as a whole, in addition to extrapolations derived from such forecasts (together, the “projections”), and directed each of Evercore and Macquarie Capital to use the projections in connection with rendering its fairness opinion to our Board of Directors and performing its related financial analysis, as described above under the heading “—Opinions of Financial Advisors”.

The projections were prepared by our management for internal use. The projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the projections or expressed any opinion or any form of assurance related thereto. The summary of the projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial projections that were made available to Parent, other potential transaction counterparties, the Board of Directors, Evercore and Macquarie Capital, and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the projections cover multiple years, by their nature, they also become subject to greater uncertainty with each successive year. The projections presented below were primarily based on a contract waterfall of the Company’s existing engagements and assuming that such engagements would continue in the ordinary course. Important factors that may affect actual results and result in the projections not being achieved include, but are not limited to, reduced spending levels and changing budget priorities of the U.S. government, failure of the Company’s customers to fund contracts or exercise their options to extend contracts, competition from other market participants, the Company’s inability to execute awarded contracts successfully and adverse results of audits and investigations conducted for various agencies with which the Company contracts and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2017, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or considers the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the projections or can give any assurance that actual results will not differ materially from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the projections, except as otherwise required by law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the projections or that the projections will be achieved.

Certain of the projected financial information set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended March 31, 2017 and quarterly and current reports on Form 10-Q and 8-K. Please consider carefully the discussion entitled “Cautionary Note Regarding Forward-Looking Statements” under “Item 8. Additional Information”.

In light of the foregoing factors and the uncertainties inherent in the projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the projections.

The following is a summary of the projections (unaudited):

	For Fiscal Year Ending March 31,
(dollars in millions)	2018E	2019E	2020E	2021E	2022E(1)	2023E(1)
Total Revenue	$5,164	$5,412	$5,648	$5,900	$6,136	$6,381
Adjusted EBITDA(2)	$799	$802	$817	$839	$873	$909
Capital Expenditures	$148	$120	$85	$86	$90	$93

(1)	Management of the Company prepared the projections for fiscal years 2022 and 2023 by extrapolating from trends in the forecasts for fiscal years 2018 through 2021.
(2)	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) is a non-GAAP measure. Our calculation of Adjusted EBITDA is based on our credit agreement, and may differ from other companies. Adjusted EBITDA differs from Adjusted EBITDA disclosed in the Company’s reports filed with the SEC (“Reported Adjusted EBITDA”) because Reported Adjusted EBITDA does not include expenses associated with stock based compensation.

(iv) Opinions of Financial Advisors

Opinion of Evercore

CSRA retained Evercore to act as its financial advisor in connection with evaluating strategic and financial alternatives, including the Offer and subsequent merger (taken together, the “transaction”). As part of this engagement, CSRA requested that Evercore evaluate the fairness, from a financial point of view, of the transaction consideration to be received by the holders of Common Stock, other than Parent, Purchaser and their respective affiliates, entitled to receive such consideration. At a meeting of our Board of Directors held on February 9, 2018, Evercore rendered its oral opinion to our Board of Directors, which opinion was subsequently confirmed by delivery of a written opinion dated February 9, 2018, that, as of the date thereof, and based upon and subject to the factors, procedures, assumptions, qualifications, limitations and other matters set forth in its written opinion, the transaction consideration to be received by the holders of Common Stock entitled to receive such consideration was fair, from a financial point of view, to such holders of Common Stock entitled to receive such consideration.

The full text of Evercore’s written opinion, dated February 9, 2018, which sets forth, among other things, the factors considered, procedures followed, assumptions made and qualifications and limitations on the scope of review undertaken by Evercore in rendering its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference in its entirety. CSRA urges you to read the opinion carefully and in its entirety. Evercore’s opinion was addressed to, and for the information and benefit of, our Board of Directors in connection with its evaluation of the transaction. Evercore’s opinion did not address the relative merits of the transaction as compared to other business or financial strategies that might be available to CSRA, nor did it address the underlying business decision of CSRA to engage in the transaction. Evercore’s opinion did not constitute a recommendation to our Board of Directors or to any other persons in respect of the transaction, including as to how any holder of shares of Common Stock should vote or act with respect to the transaction. The summary of Evercore’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion attached as Annex I to this Schedule 14D-9. Evercore has consented to the inclusion of its opinion as Annex I to this Schedule 14D-9.

In connection with rendering its opinion, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to CSRA that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to CSRA prepared and furnished to Evercore by management of CSRA;

•	reviewed certain non-public historical and projected operating data relating to CSRA prepared and furnished to Evercore by management of CSRA as described in “—Certain Unaudited Prospective Financial Information” above;

•	discussed the past and current operations, financial projections and current financial condition of CSRA with management of CSRA (including their views on the risks and uncertainties of achieving such projections);

•	reviewed the reported prices and the historical trading activity of Common Stock;

•	compared the financial performance of CSRA and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of CSRA and the valuation multiples relating to the transaction with those of certain other transactions that Evercore deemed relevant;

•	reviewed a draft of the merger agreement, dated February 6, 2018, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material to Evercore’s analysis; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to CSRA referred to above, Evercore assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of CSRA management as to the future financial performance of CSRA. Evercore expressed no view as to any projected financial data relating to CSRA or the assumptions on which they are based.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the merger would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on CSRA or the consummation of the Merger or materially reduce the benefits to the holders of Common Stock of the Merger.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of CSRA, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of CSRA under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date thereof and financial, economic, market and other conditions as they existed and as could be evaluated on the date thereof. It was understood that subsequent developments could affect Evercore’s opinion and that Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Common Stock, from a financial point of view, of the transaction consideration. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of CSRA, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of CSRA, or any class of such persons, whether relative to the transaction consideration or otherwise. Evercore assumed that any modification to the structure of the transaction would not vary in any respect material to its analysis. Evercore’s opinion did not address the relative merits of the transaction as compared to other business or financial strategies that might be available to CSRA, nor did it address the underlying business decision of CSRA to engage in the transaction. Evercore’s opinion did not constitute a recommendation to our Board of Directors or to any other persons in respect of the transaction, including as to how any holder of shares of Common Stock should vote or act in respect of the transaction. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by CSRA and its advisors with respect to legal, regulatory, accounting and tax matters.

Summary of Material Financial Analyses

The following is a brief summary of the material financial analyses that Evercore reviewed with our Board of Directors on February 9, 2018, in connection with rendering Evercore’s opinion. The following summary does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore or our Board of Directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before February 6, 2018 and is not necessarily indicative of current market conditions.

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Evercore did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Considering selected portions of the analyses and reviews in the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Evercore’s opinion.

For purposes of its analyses and reviews, Evercore considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CSRA. No company, business or transaction used in Evercore’s analyses and reviews as a comparison is identical to CSRA, the transaction or the transaction consideration, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Evercore’s analyses and reviews. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.

The following summary of material financial analyses includes information presented in tabular format. These tables must be read together with the full text of each summary in order to understand fully the summary of material financial analyses performed by Evercore. The tables are not intended to stand alone and alone do not constitute a complete description of the material financial analyses performed by Evercore. Considering the tables below without considering the full narrative description of the material financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

In performing the financial analyses summarized below, Evercore utilized and relied upon projected financial data though the fiscal year ended March 31, 2021 and projections extrapolated based on that data for the fiscal years ended March 31, 2022 and March 31, 2023, in each case prepared and furnished to Evercore by CSRA’s management and as described in the section entitled “—Certain Unaudited Prospective Financial Information” above.

Discounted Cash Flow Analysis

As part of its analysis, Evercore performed a discounted cash flow analysis of CSRA. This is a method used to estimate the implied present value of an asset by calculating the present value of the estimated future unlevered free cash flows to be generated by that asset. The present value of those future unlevered free cash flows is then obtained by discounting those future unlevered free cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. The “unlevered free cash flow” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow for this purpose represents earnings before interest and taxes, or EBIT, less income tax expense, capital expenditures, increases in net working capital and certain other cash expenses, as applicable, plus depreciation and amortization.

Evercore’s discounted cash flow analysis was intended to estimate the implied present value, as of March 31, 2018, of (1) the future unlevered free cash flow that CSRA would generate during the period from April 1, 2018, through March 31, 2023, plus (2) the estimated terminal value of CSRA as of March 31, 2023, using both the perpetuity growth methodology and the terminal value methodology. Evercore performed its discounted cash flow analysis for CSRA on a standalone basis and assumed the mid-year cash flow discounting convention. Evercore’s discounted cash flow analyses include value attributable to the pre-tax value of certain tax attributes of $734 million outstanding as of March 31, 2018, which we refer to collectively as the “tax attributes.” Evercore incorporated the present value of the savings generated from the use of the tax attributes into its discounted cash flow analysis. Evercore conducted its discounted cash flow analysis using financial forecasts provided by CSRA’s management. At the direction of CSRA’s management, Evercore conducted a discounted cash flow analysis that excluded CSRA’s $404 million unfunded pension liability, net of taxes at 24% (which we refer to as the “pension liability”), and a discounted cash flow analysis that included the pension liability.

Under the perpetuity growth methodology, Evercore estimated a terminal value for CSRA by applying a perpetuity growth rate of 2.0% to 3.0% to the estimated unlevered free cash flow of CSRA for the terminal year, which assumed, among other things, projected levels of tax expense, capital expenditure, changes in net working capital, and depreciation and amortization. The cash flows and terminal value were then discounted to present value using a range of discount rates from 7.5% to 9.5%, based on an estimate of CSRA’s weighted average cost of capital. Evercore estimated CSRA’s weighted average cost of capital based on application of the capital asset pricing model and its professional judgment given the nature of CSRA’s business and its industry. The resulting range of implied enterprise values for CSRA was then reduced by the amount of CSRA’s projected net debt (calculated as debt less cash and cash equivalents) as of December 29, 2017, the amount of CSRA’s noncontrolling interests (calculated as the noncontrolling interest balance as of December 29, 2017, based on available public filings) and, in the analysis including the pension liability, the amount of the pension liability, and increased by the present value of the savings generated from the use of the tax attributes (based on assumptions provided by CSRA’s management), to produce a range of implied equity values for CSRA. Under the perpetuity growth methodology excluding pension liabilities, Evercore’s discounted cash flow analysis indicated an implied per-share equity value for CSRA on a standalone basis of approximately $29.50 to $56.95. Under the perpetuity growth methodology including pension liabilities, Evercore’s discounted cash flow analysis indicated an implied per-share equity value for CSRA on a standalone basis of approximately $27.70 to $55.15.

Under the terminal value multiple methodology, Evercore estimated a terminal value for CSRA by applying a multiple range of 10.0x to 12.0x to the projected Adjusted EBITDA of CSRA in a projected steady-state terminal year. Evercore estimated the terminal value multiple based on the financial forecasts provided by CSRA’s management, the trading multiples for the companies included in the selected publicly traded companies analysis described below, and its professional judgment given the nature of CSRA and its business and industry. The cash flows and terminal value were then discounted to present value using the same range of discount rates as described above, and converted to implied equity value using the same adjustments as described above. Under the terminal value multiple methodology excluding pension liabilities, Evercore’s discounted cash flow analysis indicated an implied per share equity value for Common Stock on a standalone basis of approximately $32.00 to $43.45. Under the terminal value multiple methodology including pension liabilities, Evercore’s discounted cash flow analysis indicated an implied per share equity value for Common Stock on a standalone basis of approximately $30.15 to $41.60.

Evercore compared the results of this analysis to the transaction consideration of $40.75 per share of Common Stock.

Precedent Transactions Analysis

Evercore reviewed, to the extent publicly available, financial information relating to 13 precedent transactions involving companies that Evercore considered to be relevant to CSRA’s business and industry, which we refer to as the “precedent transactions.” Evercore selected the precedent transactions because they represented transactions of which Evercore was aware that were announced between May 2010 and January 2018 involving companies in the government services vertical. Evercore considered, in its professional judgment and experience, these transactions most relevant to the transaction. No company, business or transaction used in this analysis is identical or directly comparable to CSRA or the transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies.

Evercore reviewed, among other things, the transaction value of each precedent transaction as a multiple of the target company’s earnings before interest, taxes, depreciation and amortization, which we refer to as “EBITDA,” (in each case, to the extent publicly available and calculated for the twelve month period ending prior to the date of announcement of the transaction, which we refer to as “LTM EBITDA”). The financial data used by Evercore for the precedent transactions was based on publicly available information, which in some cases was incomplete and required Evercore to make certain assumptions it deemed appropriate in connection with its analysis. The transaction values reflected exclude the full value of disclosed tax benefits, except as noted below.

The transaction value to LTM EBITDA multiples for each of the transactions used for Evercore for purposes of its analysis are set forth in the table below:

Date Announced	Acquiror	Target	Target Public/Private	Transaction Value (in millions)	Transaction Value / LTM EBITDA
1/31/18	On Assignment	ECS	Private	$691	10.2x
7/3/17	H.I.G. Capital	NCI, Inc.	Public	$284	9.5x
1/26/16	Leidos	Lockheed Martin IS &GS	Private	$5,000	8.6x
12/8/15	CACI	L-3 National Security Solutions	Private	$537	7.9x
8/31/15	CSGov	SRA International	Private	$2,283	12.2x
3/9/15	Maximus	Acentia	Private	$300	13.6x
3/2/15	SAIC	Scitor	Private	$658	10.6x
10/28/14	Engility	TASC	Private	$919(1)	9.6x
12/23/13	Engility	Dynamics Research Co.	Public	$169	6.1x
10/9/13	CACI	Six3 Systems	Private	$750	12.3x
8/16/11	General Dynamics	Vangent Inc.	Private	$960	11.1x
4/1/11	Providence Equity	SRA International	Public	$1,877	11.4x(2)
5/7/10	CGI Group	Stanley Inc.	Public	$1,097	12.3x

				75th Percentile	12.2x
				Mean	10.4x
				Median	10.6x
				25th Percentile	9.5x

(1)	TASC transaction value reflects purchase price of approximately $1.1 billion, net of 51% of disclosed $370 million net present value of tax benefits reflecting pro forma company ownership by legacy TASC shareholders.
(2)	SRA LTM EBITDA reflects Adjusted Operating Income per SRA public company filings and adjustments for cost savings initiatives and the annualized impact of acquisitions and dispositions occurring during the twelve month period ended December 21, 2010 per subsequent disclosure.

Based on the multiples it derived for the precedent transactions and based on its professional judgment and experience, Evercore applied a transaction value to LTM EBITDA multiple reference range of 9.5x to 12.0x to CSRA’s Adjusted EBITDA for the twelve month period ended December 29, 2017. This analysis implied an equity value range per share of Common Stock of $27.75 to $39.50. Evercore compared the results of this analysis to the transaction consideration of $40.75 per share of Common Stock.

Although the precedent transactions were used for comparison purposes, none of those transactions is identical or directly comparable to the transaction, and none of the target companies in the precedent transactions is identical or directly comparable to CSRA. In evaluating the precedent transactions, Evercore made judgments and assumptions with regard to general business, economic, market and financial conditions and other matters, many of which are beyond the control of CSRA, such as the impact of competition on the business of CSRA and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of CSRA, the industry or in the financial markets in general. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the transaction data of the precedent transactions.

Peer Group Trading Multiples Analysis

In performing a trading multiple analysis of CSRA, Evercore reviewed publicly available financial and market information for CSRA and the selected public companies listed in the table below, which we refer to as

“selected public companies.” Evercore deemed the selected public companies most relevant to consider in relation to CSRA, based on its professional judgment and experience, because they include businesses that provide government services with operations that, for purposes of its analysis, Evercore considered similar to the operations of CSRA. However, Evercore noted that none of the selected public companies is identical to CSRA because of inherent differences in the businesses, operations, performance, financial conditions and prospects of each company.

For each of the selected public companies identified below, Evercore calculated multiples of total enterprise value, which we refer to as “TEV,” to estimated Adjusted EBITDA, TEV to estimated Adjusted EBITDA less capital expenditures and share price to estimated adjusted earnings per share for calendar years 2018 and 2019 based on closing stock prices as of February 6, 2018. The financial data of the selected public companies used by Evercore for this analysis were consensus estimates based on publicly available equity research analysts’ projections.

The analysis indicated the following with respect to the peer group:

Selected Public Company	TEV / Adj. EBITDA		TEV / Adj. EBITDA – Capex		Price / Adj. EPS
	CY18E	CY19E	CY18E	CY19E	CY18E	CY19E
Leidos	11.5x	10.9x	12.2x	11.3x	15.1x	13.9x
CSRA	10.0x	9.6x	12.2x	11.6x	14.0x	12.8x
Booz Allen Hamilton	11.3x	10.5x	12.8x	11.8x	15.8x	13.9x
CACI	12.0x	11.4x	13.2x	12.3x	14.5x	16.0x
SAIC	12.4x	12.1x	13.0x	12.6x	17.5x	16.3x
ManTech(1)	13.4x	12.4x	14.5x	13.3x	26.7x	24.6x
Engility(2)	9.6x	9.5x	10.8x	10.7x	12.0x	11.6x

Median (excluding CSRA)	11.7x	11.1x	12.9x	12.1x	15.5x	15.0x
25th Percentile (excluding CSRA)	10.9x	10.3x	11.8x	11.2x	13.9x	13.3x
75th Percentile (excluding CSRA)	12.6x	12.2x	13.5x	12.8x	19.8x	18.4x

(1)	ManTech pro forma for acquisition of InfoZen completed October 2, 2017, assuming $180 million purchase price and annualized impact of estimated $100 million annual revenue and $8 million EBITDA applying consolidated 2018E ManTech EBITDA margin.

(2)	Engility enterprise value net of estimated $220 million value of tax attributes reflecting $370 million value per Company disclosure adjusted for 21% tax rate.

Based upon the information presented in the tables above and the application of Evercore’s experience and professional judgment, Evercore selected reference multiple ranges of TEV to estimated Adjusted EBITDA of 10.0x to 12.0x for calendar year 2018 and 10.0x to 11.5x for calendar year 2019, TEV to estimated Adjusted EBITDA less capital expenditure of 12.5x to 14.0x for calendar year 2018 and 12.0 to 13.5x for calendar year 2019 and share price to estimated adjusted earnings per share of 12.5x to 15.0x for calendar year 2018 and 12.0x to 14.0x for calendar year 2019. These ranges were then applied to CSRA’s estimated Adjusted EBITDA, estimated Adjusted EBITDA less capital expenditure and estimated adjusted earnings per share for calendar years 2018 and 2019 of $2.01 and $2.28, respectively, as estimated by management.

Using this analysis, Evercore derived the following ranges of implied equity values per share of Common Stock:

	CY18E	CY19E
TEV / Adjusted EBITDA Multiple	$30.55 – $40.55	$31.35 – $38.60
TEV / Adjusted EBITDA – Capex Multiple	$33.10 – $39.10	$33.90 – $40.25
Price / Adjusted EPS Multiple	$27.30 – $32.75	$28.35 – $33.05

Evercore compared the results of this analysis to the transaction consideration of $40.75 per share of Common Stock.

Premiums Paid Analysis

Evercore reviewed, for reference and informational purposes only and not as part of its financial analysis in connection with rendering its advice, the premiums paid for (i) acquisitions by strategic buyers of U.S. public targets with an aggregate transaction value between $5 billion and $15 billion announced through February 6, 2018 where the consideration was 100% cash, of which there were 19, and (ii) acquisitions by strategic buyers of U.S. public targets with an aggregate transaction value between $5 billion and $15 billion announced through February 6, 2018, regardless of the form of consideration, of which there were 13, in each case excluding acquisitions of financial, pharmaceutical, REIT and MLP targets, mergers of equals, leveraged buyouts and transactions leaked more than one month prior to signing. Using information from Securities Data Corp., Evercore calculated the premiums paid as the percentage by which the per share consideration paid in each such transaction exceeded the closing market share prices of the target companies one day and four weeks prior to announcement of each transaction.

	1 Day Prior	4 Weeks Prior
100% Cash Consideration
Low	20.0%	11.8%
Bottom Quartile	21.9%	23.0%
Median	31.4%	34.2%
Mean	34.7%	35.2%
Top Quartile	46.0%	48.7%
High	70.2%	77.0%

All Transactions
Low	5.0%	11.8%
Bottom Quartile	20.7%	21.8%
Median	27.5%	29.8%
Mean	31.6%	31.9%
Top Quartile	44.1%	43.8%
High	70.2%	77.0%

Based on the results of this analysis and its professional judgment and experience, Evercore applied a range of premiums of 25.0% to 35.0% to the closing price per share of Common Stock of $31.00 as of February 6, 2018, which resulted in an implied value range of $38.20 to $41.25 per share.

Evercore compared the results of this analysis to the transaction consideration of $40.75 per share of Common Stock.

Historical Trading Range Analysis

Evercore reviewed, for reference and informational purposes only and not as part of its financial analysis in connection with rendering its advice, historical trading prices of shares of Common Stock during the 52-week period ended February 6, 2018. Evercore noted that the low and high closing prices during such period ranged from $27.38 to $33.79 per share of Common Stock, as compared to the transaction consideration of $40.75 per share of Common Stock.

Present Value of Research Analyst Price Targets Analysis

Evercore reviewed, for reference and informational purposes only and not as part of its financial analysis in connection with rendering its advice, publicly available research analyst estimates of potential future value for shares of Common Stock, or “price targets,” known to Evercore as of February 6, 2018. Evercore assumed an 11.4% cost of equity, calculated using the capital asset pricing model, for each of the lowest analyst price target estimate of $29.00 per share and the highest analyst price target of $42.00 per share. Evercore noted that the present value of research analyst price targets ranged from $26.05 to $37.70 per share of Common Stock, as compared to the transaction consideration of $40.75 per share of Common Stock.

General

In connection with the review of the transaction by our Board of Directors, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have considered various assumptions more or less probable than other assumptions. The range of valuations resulting from any particular analysis or combination of analyses described above should therefore not be taken to be Evercore’s view of the actual value of the shares of Common Stock. No company used in the above analyses as a comparison is directly comparable to CSRA, and no transaction used is directly comparable to the transaction. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CSRA or its advisors. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.

Evercore prepared these analyses solely for the purpose of providing an opinion to our Board of Directors as to the fairness of the transaction consideration, from a financial point of view, to the holders of Common Stock, other than Parent, Purchaser and their respective affiliates, entitled to receive such consideration. These analyses do not purport to be appraisals of CSRA or to necessarily reflect the prices at which CSRA or its securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. The issuance of the fairness opinion was approved by an opinion committee of Evercore.

Miscellaneous

Under the terms of Evercore’s engagement, Evercore has provided CSRA with financial advisory services and delivered a written fairness opinion to our Board of Directors in connection with the transaction. Pursuant to the terms of its engagement letter, Evercore is entitled to receive (1) an opinion fee of $5,000,000, regardless of the conclusion reached therein, which was earned upon delivery of its fairness opinion and which is fully creditable, to the extent previously paid, against any transaction fee payable and (2) a transaction fee, comprised of a success fee and a discretionary component, currently estimated to total approximately $40,000,000 which Evercore will earn subject to and upon the consummation of the merger. In addition, CSRA has agreed to reimburse Evercore for its expenses in an amount up to $50,000 (including external legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of Evercore’s engagement, any services performed by Evercore in connection therewith or any transaction contemplated thereby.

Prior to this engagement, Evercore and its affiliates provided financial advisory services to CSRA and had received fees for the rendering of these services including the reimbursement of expenses. During the two-year period prior to the date of Evercore’s opinion, no material relationship existed between Evercore and its affiliates and General Dynamics pursuant to which compensation was received by Evercore or its affiliates as a result of such relationship. Evercore or its affiliates may provide financial or other services to CSRA or General Dynamics in the future and in connection with any such services Evercore and its affiliates may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of CSRA, General Dynamics and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

Our Board of Directors engaged Evercore to act as its financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Opinion of Macquarie Capital

On February 9, 2018, Macquarie Capital rendered its oral opinion to our Board of Directors (which was subsequently confirmed in writing by delivery of Macquarie Capital’s written opinion addressed to our Board of Directors dated the same date) as to, as of February 9, 2018, the fairness, from a financial point of view, to the holders of Common Stock, other than the Excluded Holders, of the consideration to be received by such holders in the Offer and/or the Merger pursuant to the Merger Agreement.

Macquarie Capital’s opinion was directed to our Board of Directors (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of Common Stock, other than the Excluded Holders, of the consideration to be received by such holders in the Offer and/or the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Offer or the Merger. The summary of Macquarie Capital’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex II to this Schedule 14D-9, and sets forth the procedures followed, assumptions made, qualifications and limitation on the review undertaken and other matters considered by Macquarie Capital in preparing its opinion. However, neither Macquarie Capital’s written opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and they do not constitute, a recommendation to our Board of Directors, any security holder of the Company or any other person as to whether or not to tender any shares of Common Stock pursuant to the Offer or how to act or vote with respect to any matter relating to the Offer or the Merger.

In connection with its opinion, Macquarie Capital, among other things:

•	reviewed a draft, dated February 9, 2018, of the Merger Agreement;

•	reviewed certain publicly available business and financial information regarding the Company;

•	reviewed certain other financial and operating information relating to the Company, including financial projections and extrapolations of such projections prepared or approved by the management of the Company (the “Company Projections”);

•	reviewed certain estimates prepared by the management of the Company as to the tax savings expected by such management to be achieved as a result of the amortization of certain assets of the Company (the “Estimated Tax Savings”);

•	discussed the Offer and the Merger and the business, operations, financial condition and prospects of the Company with members of the management of the Company;

•	reviewed certain financial and stock market data with respect to the Company and compared that data with similar data for other companies with publicly traded equity securities that Macquarie Capital deemed relevant;

•	reviewed the publicly available financial terms of certain other business combinations and other transactions that Macquarie Capital deemed relevant; and

•	performed such other financial analyses and considered such other information and factors that Macquarie Capital deemed appropriate for purposes of its opinion.

Macquarie Capital did not undertake any responsibility for independently verifying, and did not independently verify, any of the foregoing information and Macquarie Capital assumed and relied upon the accuracy and completeness of all such information. Management of the Company advised Macquarie Capital, and Macquarie Capital assumed, that the Company Projections were reasonably prepared in good faith on bases reflecting such management’s best currently available estimates and judgments as to the future financial performance and condition of the Company and the Estimated Tax Savings were reasonably prepared in good faith on bases reflecting such management’s best currently available estimates and judgments as to such tax savings, in each case including the potential impact of recent changes in U.S. tax laws and regulations pursuant to H.R. 1, the Tax Cuts and Jobs Act, enacted on December 22, 2017 (the “Tax Cuts and Jobs Act”), on the future financial performance of the Company and such tax savings, as to which impact Macquarie Capital expressed no view or opinion. The Company advised Macquarie Capital and Macquarie Capital assumed that the Company Projections and the Estimated Tax Savings were a reasonable basis on which to evaluate the Company and the Offer and the Merger and, at the Company’s direction, Macquarie Capital used and relied upon the Company Projections and the Estimated Tax Savings for purposes of its analyses and opinion. Macquarie Capital expressed no view or opinion as to the Company Projections or the Estimated Tax Savings or the assumptions upon which they were based. Macquarie Capital further noted that (i) the actual and estimated financial and operating performance and the share price data Macquarie Capital reviewed for the companies with publicly traded equity securities that Macquarie Capital deemed relevant and (ii) the financial terms of certain other business combinations and other transactions that Macquarie Capital deemed relevant might not, in whole or in part, have reflected the potential impact of recent changes in U.S. tax laws and regulations pursuant to the Tax Cuts and Jobs Act. Further, Macquarie Capital relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Macquarie Capital that would be material to its analysis or opinion, and that there was no information or any facts that would make any of the information reviewed by Macquarie Capital incomplete or misleading. In connection with its opinion, Macquarie Capital did not make, or assume any responsibility for making, any physical inspection, independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor was Macquarie Capital furnished with any such evaluations or appraisals.

Macquarie Capital relied upon and assumed that the representations and warranties of each party in the Merger Agreement were true and correct, that each party would fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement, that all of the conditions to the consummation of the Offer and the Merger would be satisfied, and that the Offer and the Merger would be consummated in a timely manner in accordance with the terms set forth in the Merger Agreement without waiver, modification or amendment of any terms or provisions thereof. Macquarie Capital further assumed, with the Company’s consent, that the Offer and the Merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations and that all governmental, regulatory, third-party and other consents, approvals or releases necessary for the consummation of the Offer and the Merger would be obtained without any delay, limitation, restriction or condition (including the disposition of businesses or assets) that would have an adverse effect on the Company or the contemplated benefits of the proposed Offer and/or the Merger. In addition, Macquarie Capital assumed that the final form of the Merger Agreement would not differ from the draft of the Merger Agreement reviewed by it.

Macquarie Capital’s opinion did not address the underlying business decision of our Board of Directors or the Company to effect the Offer and/or the Merger or the relative merits of the Offer and/or the Merger as compared to any alternative business strategies or transactions available to the Company. Macquarie Capital’s opinion was necessarily based on information made available to Macquarie Capital as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Macquarie Capital does not have any obligation to update, revise, reaffirm or withdraw its opinion or to otherwise comment on or consider events occurring or coming to its attention after the date of its opinion.

Macquarie Capital’s opinion only addressed the fairness, from a financial point of view, to the holders of Common Stock other than the Excluded Holders of the consideration to be received by such holders in the Offer and/or the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Offer or the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, (i) the form or structure of the Offer and/or the Merger, or any portion thereof, and (ii) the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be paid or payable to any officers, directors or employees of any parties to the Offer or the Merger, or any class of such persons, relative to the consideration or otherwise. Macquarie Capital did not provide any advice or opinion as to matters that require legal, regulatory, accounting, insurance, executive compensation, tax or other similar professional advice. Macquarie Capital assumed that the Company had obtained or would obtain such advice or opinions from appropriate professional sources. Furthermore, Macquarie Capital relied upon the accuracy and completeness of the assessments by the Company, Parent and their respective advisors with respect to all legal, regulatory, accounting, insurance, executive compensation and tax matters. Macquarie Capital did not express any opinion as to whether or not the Company, Parent, their security holders or any other party was receiving or paying reasonably equivalent value in the Offer and/or the Merger, the solvency, creditworthiness or fair value of the Company or any other participant in the Offer and/or the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. Macquarie Capital’s opinion does not constitute a recommendation to the Board of Directors, the Company, the holders of Common Stock or any other person as to how to act or vote with respect to any matter relating to the Offer or the Merger including whether or not to tender shares of Common Stock pursuant to the Offer.

Under the terms of its engagement, neither Macquarie Capital’s opinion nor any other advice or services rendered by it in connection with the proposed Offer and Merger or otherwise, should be construed as creating, and Macquarie Capital will not be deemed to have, any fiduciary, agency or similar duty to our Board of Directors, the Company, Parent, any security holder or creditor of the Company, Parent or any other person, regardless of any prior or ongoing advice or relationships. Under the terms of its engagement, Macquarie Capital was retained by the Company as an independent contractor and the opinion and other advice rendered by Macquarie Capital were provided solely for the use and benefit of our Board of Directors (in its capacity as such) in connection with its consideration of the proposed Offer and Merger. As a matter of state law, Macquarie

Capital believes the opinion and other advice of Macquarie Capital may not be used or relied upon by any other person without its prior written consent. See e.g., Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008), HA2003 Liquidating Trust v. Credit Suisse Secs. (USA) LLC, 517 F.3d 454 (7th Cir. 2008) and Collins v. Morgan Stanley Dean Witter, 224 F.3d 496 (5th Cir. 2000). By limiting the foregoing statement to matters of state law, Macquarie Capital is not, and should not be deemed to be, admitting that Macquarie Capital has any liability to any persons with respect to its advice or opinion under the federal securities laws. Furthermore such statement is not intended to affect the rights and responsibilities of our Board of Directors under governing state law or the federal securities laws. Any claims under the federal securities laws against Macquarie Capital or our Board of Directors will be subject to adjudication by a court of competent jurisdiction.

The following is a summary of the material financial analyses reviewed by Macquarie Capital with our Board of Directors in connection with the rendering of its opinion to our Board of Directors on February 9, 2018. The summary does not contain all of the financial data holders of Common Stock may want or need for purposes of making an independent determination of fair value. Holders of Common Stock are encouraged to consult with their own financial and other advisors before making an investment decision in connection with the proposed Offer and/or the Merger. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Macquarie Capital’s analyses.

For purposes of its analyses, Macquarie Capital reviewed a number of financial metrics including:

•	enterprise value – generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock, capital lease obligations and non-controlling interests less the amount of cash on its balance sheet), which, except to the extent reflected in the value of the Company’s outstanding equity securities, did not include the net present value of the tax savings expected by the Company’s management to be achieved as a result of the amortization of certain assets of the Company based on the Estimated Tax Savings.

•	adjusted EBITDA – generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specific time period, as adjusted for certain non-recurring items and treating stock based compensation as an expense.

•	adjusted EBITDA – Capex – generally the amount of the relevant company’s adjusted EBITDA less capital expenditures for a specific time period.

Unless the context indicates otherwise, (1) share prices for the selected companies used in the selected companies analysis described below were as of February 8, 2018, (2) the transaction values for the selected transactions used in the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions as of the date of the announcement, (3) estimates of future financial performance of the Company were based on the Company Projections and (4) estimates of future financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis

Macquarie Capital considered certain financial data for the Company and selected companies with publicly traded equity securities Macquarie Capital deemed relevant. The financial data reviewed included:

•	enterprise value as a multiple of estimated revenue for the fiscal year ended March 31, 2019, or “FY 2019E Revenue”;

•	enterprise value as a multiple of estimated adjusted EBITDA for the fiscal year ended March 31, 2019, or “FY 2019E Adj. EBITDA”; and

•	enterprise value as a multiple of estimated adjusted EBITDA – Capex for the fiscal year ended March 31, 2019, or “FY 2019E Adj. EBITDA – Capex.”

The selected companies and resulting mean and median data were:

•	Leidos Holdings, Inc.

•	Booz Allen Hamilton Holding Corporation

•	CACI International Inc.

•	Science Applications International Corporation

•	Engility Holdings, Inc.

•	ManTech International Corporation

Enterprise Value /
	FY 2019E Revenue	FY 2019E Adj. EBITDA	FY 2019E Adj. EBITDA – Capex
Mean:	1.0x	11.6x	12.6x
Median:	1.0x	11.6x	12.3x

Taking into account the results of the selected companies analysis, Macquarie Capital applied a multiple range of 1.2x to 1.5x to the Company’s FY 2019E Revenue, 10.0x to 12.0x to the Company’s FY 2019E Adj. EBITDA and 11.5x to 14.0x to the Company’s FY 2019E Adj. EBITDA – Capex. The selected companies analysis indicated an implied value reference range of $21.20 to $30.97 per share of Common Stock based on the Company’s FY 2019E Revenue, $30.41 to $40.07 per share of Common Stock based on the Company’s FY 2019E Adj. EBITDA, and $29.32 to $39.59 per share of Common Stock based on the Company’s FY 2019E Adj. EBITDA – Capex, in each case as compared to the consideration of $40.75 per share of Common Stock in the Offer and the Merger pursuant to the Merger Agreement.

Selected Transactions Analysis

Macquarie Capital also considered the financial terms of certain business combinations and other transactions that Macquarie Capital deemed relevant. The financial data reviewed included:

•	enterprise value as a multiple of Adjusted EBITDA for the last twelve months, or “LTM Adj. EBITDA”; and

•	enterprise value as a multiple of Adjusted EBITDA – Capex for the last twelve months, or “LTM Adj. EBITDA – Capex.”

The selected transactions and resulting mean and median data were:

Date Announced	Acquiror	Target
01/31/17	On Assignment, Inc.	ECS Federal
07/03/17	HIG Capital	NCI, Inc.
11/02/16	Huntington Ingalls Industries	Camber Corporation
05/23/16	KBR Inc.	Wyle Inc.
01/26/16	Leidos Holdings, Inc.	Lockheed Martin IS&GS
12/07/15	CACI International, Inc.	L-3 National Security Solutions
08/31/15	Computer Sciences Corp.’s Government Services Unit	SRA International, Inc.
03/01/15	Science Applications International Corporation	Scitor Corporation

Date Announced	Acquiror	Target
10/28/14	Engility Holdings, Inc.	Total Administrative Services Corporation (TASC)
10/09/13	CACI International, Inc.	Six3 Systems, Inc.
08/16/11	General Dynamics Corporation	Vangent Holding Corporation
04/01/11	Providence Equity Partners, Inc.	SRA International, Inc.

Enterprise Value /
	LTM Adj. EBITDA	LTM Adj. EBITDA – Capex
Mean:	10.8x	12.4x
Median:	10.9x	12.9x

Taking into account the results of the selected transactions analysis, Macquarie Capital applied a multiple range of 9.0x to 12.7x to the Company’s calendar year 2017 adjusted EBITDA and 10.0x to 13.5x to the Company’s calendar year 2017 adjusted EBITDA – Capex. The selected companies analysis indicated an implied value reference range of $25.21 to $42.63 per share of Common Stock based on the Company’s calendar year 2017 adjusted EBITDA and $22.68 to $36.88 per share of Common Stock based on the Company’s calendar year 2017 adjusted EBITDA – Capex, in each case as compared to the consideration of $40.75 per share of Common Stock in the Offer and the Merger pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Macquarie Capital performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected after-tax unlevered, free cash flow of the Company based on the Company Projections and the net present value of the tax savings expected by Company management to be achieved as a result of the amortization of certain assets of the Company based on the Estimated Tax Savings. Macquarie Capital applied a range of terminal value multiples of 9.0x to 11.0x to the Company’s estimated adjusted EBITDA for the fiscal year ending March 31, 2023 based on the Company Projections and then estimated the net present value of the projected after-tax unlevered free cash flows based on the Company Projections and the terminal values using discount rates ranging from 6.5% to 8.5%. An estimate of the net present value of the tax savings expected by Company management to be achieved as a result of the amortization of certain assets of the Company based on the Estimated Tax Savings was also calculated using a discount rate of 3.68%. The discounted cash flow analysis indicated an implied value reference range of $29.40 to $41.38 per share of Common Stock, as compared to the consideration of $40.75 per share of Common Stock in the Offer and the Merger pursuant to the Merger Agreement.

Other Matters

Macquarie Capital acted as financial advisor to the Company in connection with the Offer and/or the Merger and will receive a transaction fee for its services based on the value of the transaction upon the earlier of the acceptance of shares of Common Stock for payment pursuant to the Offer and the Merger, which transaction fee, inclusive of a discretionary component agreed to by the Company, will be approximately $15,000,000. Macquarie Capital also became entitled to a fee of $5,000,000 upon the delivery of its opinion, which is creditable to the extent previously paid against the transaction fee. In certain circumstances Macquarie Capital will be entitled to receive a portion of any termination, breakup, topping or other similar fee or any other form of compensation or expense reimbursement payable to the Company pursuant to the Merger Agreement. In addition, the Company agreed to reimburse Macquarie Capital for certain of its expenses and to indemnify Macquarie Capital and certain related parties against certain liabilities arising out of its engagement. Macquarie Capital has in the past and may in the future seek to expand its business and commercial relationships with the Company, Parent, any other company that may be involved in the Offer and/or the Merger and their respective affiliates. In the ordinary course of business, Macquarie Capital and its affiliates may acquire, hold, sell or trade debt, equity and other securities and financial instruments (including derivatives, loans and other obligations) of the Company, Parent, any other company that may be involved in the Offer and/or the Merger and their respective affiliates, for its and their own accounts and for the accounts of its and their customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments. Macquarie Capital and its affiliates provide a wide range of investment banking advice and services, including financial advisory services, securities underwritings and placements, securities sales and trading, brokerage advice and services, and loans.

(v)	Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf with respect to the Offer.

The Company retained Evercore as its financial advisor in connection with the Company’s consideration of potential strategic transactions and not to make any solicitation or recommendation in connection with any transactions. For information regarding the Company’s retention of Evercore, see “Item 4. The Solicitation or Recommendation—Reasons for Recommendation—Opinion of Evercore.”

The Company retained Macquarie Capital as its financial advisor in connection with the Company’s consideration of potential strategic transactions, including the Transactions, and not to make any solicitation or recommendations in connection with any transactions. For information regarding the Company’s retention of Macquarie Capital, see “Item 4. The Solicitation or Recommendation—Reasons for Recommendation—Opinion of Macquarie Capital.”

We have retained Computershare Trust Company, N.A. to act as the tabulation agent (the “Tabulation Agent”) on behalf of the Company for the purpose of receiving and tabulating Shares beneficially held under the 401(k) Plan that are tendered in connection with the Offer. The Tabulation Agent will also deliver materials relating to the Offer to beneficial owners of Shares held under the 401(k) Plan. The Company estimates that the Tabulation Agent will receive approximately $20,000 for its services. The Tabulation Agent will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith.

Item 6.	Interest in Securities of the Subject Company.

Other than the grant of the 2018 RSU awards and other grants in the ordinary course of business in connection with the Company’s employee benefit plans or as otherwise described in this Item 6, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best knowledge of the Company, by any of the Company’s directors, executive officers, subsidiaries or affiliates, except for the transactions set forth in the chart below.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
William J. Haynes II	1/15/2018	17,537	N/A	Vesting of RSUs
William J. Haynes II	1/15/2018	5,962	$31.94	Withholding of RSUs for income taxes

Item 7.	Purposes of the Transaction, Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would be expected to result in:

•	a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

•	(i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited acquisition proposal. The information set forth in Section 13—“The Transaction Documents—The Merger Agreement” of the Offer to Purchase, which is filed as Exhibit (a)(1) of Schedule TO, is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation,” which is incorporated by reference herein.

Conditions of the Offer

The information set forth in Section 15—“Conditions to the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1) of Schedule TO, is incorporated herein by reference.

Appraisal Rights

The Company’s stockholders will not have appraisal or dissenters’ rights as a result of the Offer and it is expected that the Company’s stockholders will not have appraisal or dissenters’ rights in connection with the Merger. The Company is a Nevada corporation, and therefore the existence or lack of appraisal or dissenters’ rights is governed by the NRS. Pursuant to Chapter 92A of the NRS, a stockholder of a Nevada corporation is generally entitled to dissenters’ rights and to demand payment of the fair value (as defined in NRS 92A.320) for shares upon the consummation of a merger to which the Nevada corporation is a party if (i) stockholder approval is required for the merger pursuant to applicable provisions of the NRS or (ii) the Nevada corporation is a subsidiary that has merged with its parent entity pursuant to the short-form merger provisions of NRS 92A.180. Notwithstanding this general rule, however, there are no appraisal or dissenters’ rights with respect to a merger in favor of any holder of any class or series of shares that, on the day before the effective date of such merger (if no meeting of the stockholders is held to act upon the merger), or on the record date fixed by the corporation’s board of directors to determine the stockholders entitled to receive notice of and to vote at the stockholder meeting at which such plan of merger is to be acted upon (if a meeting of the stockholders is held to act upon the merger), are listed on the NYSE or other national securities exchange, unless such holder is required by such merger to accept any merger consideration other than cash or securities meeting certain qualifications under NRS 92A.390(3). In the Merger, each issued and outstanding Share that is not purchased by Purchaser pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price and no other form of consideration. It also is anticipated that Shares will continue to be listed on the NYSE on the day before the effective date of the Merger (if no meeting of the stockholders is held to act upon the Merger), or on the record date of the stockholders’ meeting (if any such stockholders’ meeting is held to act upon the approval of the Merger Agreement). Accordingly, it is expected that holders of Shares will not have appraisal or dissenters’ rights as a result of the Merger.

If, however, it is determined that such a right to dissent is not eliminated by applicable laws, including NRS 92A.390, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded payment (such Shares, collectively, the “Dissenting Shares”) will not be converted into a right to receive the Offer Price, and the holders of the Dissenting Shares will be entitled to only such rights as are granted by NRS 92A.300 through 92A.500, inclusive.

Anti-Takeover Statute

Combinations with Interested Shareholders. Sections 78.411-78.444, inclusive, of the NRS contain provisions governing Combinations with Interested Shareholders. For purposes of the NRS, “Combinations” include: (i) any merger or consolidation with any Interested Stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to any Interested Shareholder of corporate assets with an aggregate market value equal to 5% or more the aggregate market value of the corporation’s consolidated assets, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation, (iii) the issuance to any Interested Shareholder of voting shares (except pursuant to a share dividend or similar proportionate distribution) with an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (iv) the dissolution of the corporation if proposed by or on behalf of any Interested Shareholder, (v) any reclassification of securities, recapitalization or corporate reorganization that will have the effect of increasing the proportionate share of the corporation’s outstanding voting shares held by any Interested Shareholder and (vi) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of any loan, advance, guarantee, pledge or other financial assistance. For purposes of the NRS, an “Interested Stockholder” is defined to include any beneficial owner of more than 10% of any class of the voting securities of a Nevada corporation and any person who is an affiliate or associate of the corporation and was at any time during the preceding three years the beneficial owner or more than 10% of any class of the voting securities of the Nevada corporation.

Subject to certain exceptions, the provisions of the NRS statute governing Combinations with Interested Stockholders provide that a Nevada corporation may not engage in a Combination with an Interested Stockholder for two years after the date that the person first became an Interested Stockholder unless the Combination or the transaction by which the person first became an Interested Stockholder is approved by the board of directors before the person first became an Interested Stockholder.

As a part of the Board of Directors’ adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, the Board of Directors also took action to make the provisions of the Combinations with Interested Stockholders statute not applicable to the acquisition of Shares by Purchaser and Parent pursuant to the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement.

Control Share Acquisitions. The NRS also contains a “control share acquisitions statute.” If applicable to a Nevada corporation this statute restricts the voting rights of certain stockholders referred to “acquiring persons,” that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation.” For purposes of these provisions a “controlling interest” means with certain exceptions the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power in the election of directors and “issuing corporation” means a Nevada corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation. The voting rights of an acquiring person in the affected shares will be restored only if such restoration is approved by a majority of the voting power of the corporation’s stockholders. The NRS allows a corporation to “opt-out” of the control share acquisitions statute by providing in such corporation’s articles of incorporation or bylaws that the control share acquisitions statute does not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. The Company does not believe that it is an “issuing corporation” and, as a result, does not believe that the control shares acquisition statute applies. In addition, the Company’s bylaws opt out of the control share acquisition statute, thus rendering the control share acquisitions statute inapplicable to the acquisition of Shares by Purchaser and Parent pursuant to the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement.

State Takeover Statutes. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting such laws.]

Vote Required to Approve Merger; Short-Form Merger

The Board of Directors has adopted the Merger Agreement and approved the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the NRS. Subject to the terms of the Merger Agreement, if Purchaser owns one Share more than 90% of the fully diluted Shares after completion of the Offer, including any “subsequent offering period,” and any exercise of the Top-Up Option, Purchaser will merge with and into the Company through a “short form” merger in accordance with the applicable provisions of the NRS without prior notice to, or any action by, any other stockholder of the Company. If Purchaser acquires, pursuant to the Offer or otherwise, 90% or less of the outstanding Shares, and in certain other circumstances set forth in the Merger Agreement, a record date will be fixed by the Board of Directors to determine the Company’s stockholders entitled to receive notice of, and to vote at, a special meeting of stockholders to vote on the approval of the Merger Agreement. In such event, the affirmative vote of the Company’s stockholders holding a majority of the total voting power of the outstanding Shares approving the Merger Agreement will be required under the NRS to effect the Merger.

Top-Up Option

The Company has granted to Parent and Purchaser the Top-Up Option to purchase that number of newly issued Top-Up Shares equal to the lesser of (i) the Short-Form Merger Threshold or (ii) the aggregate number of Shares that the Company is authorized to issue under its articles of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. For purposes of this Schedule 14D-9, the words “fully diluted,” when referring to Shares mean, as of any particular time, a determination based on the total number of outstanding Shares (assuming the conversion or exercise of all derivative securities or other rights to acquire Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). The Top-Up Option will be exercisable at any time on or after the Expiration Time. The Company will not be obligated to deliver the Top-Up Shares unless (i) immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by Parent and Purchaser constitutes at least one share more than 90% of the number of fully diluted Shares that would be outstanding immediately after the issuance of all Top-Up Shares and (ii) the Minimum Condition will have been satisfied.

If the Top-Up Option is exercisable and the Board of Directors or the committee comprised solely of the independent directors requests in writing that Purchaser exercise the Top-Up Option, then Parent will cause Purchaser to exercise the Top-Up Option prior to its expiration. However, Purchaser will not be required to exercise the Top-Up Option prior to the expiration of a subsequent offering period.

The purchase price for each Top-Up Share will be the Offer Price. The aggregate price required to be paid for the Top-Up Shares or any portion thereof may be paid by Purchaser (a) entirely in cash, (b) by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price for the Top-Up Shares or (c) any combination thereof. Any such promissory note (i) will be full recourse against Parent, (ii) will bear simple interest at 6% per annum, (iii) will mature on the first anniversary of the date of execution and delivery of the promissory note, (iv) may be prepaid in whole or in part at any time without premium or penalty, (v) will provide that upon any default, all principal and accrued interest will immediately become due and payable and (vi) will have no other material terms.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and Purchaser to effect a “short-form” merger pursuant to Chapter 92A of the NRS at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of Purchaser’s ownership of a majority of the Shares following completion of the Offer.

The summary of the Top-Up Option in Section 13 —“The Transaction Documents—The Merger Agreement—Top-Up Option” of the Offer to Purchase is incorporated by reference herein.

Section 14(f) Information Statement

The Information Statement filed as Exhibit (a)(17) and Annex III to this Schedule 14D-9 is being furnished pursuant to Rule 14f-1 of the Exchange Act, in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated by reference herein.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by the parties by re-filing the HSR notification form. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., Eastern Time, the next business day. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the tenth calendar day following the date of Parent’s substantial compliance with that request. After that time, absent Parent’s and the Company’s agreement, the waiting period can be extended only by court order. The FTC and the Antitrust Division may terminate the applicable waiting period at any time before its expiration. Private parties (as well as individual States of the United States) may also bring legal actions under the antitrust laws of the United States or state antitrust laws.

Parent and the Company and certain of their subsidiaries conduct business in several countries outside of the United States. Other competition agencies with jurisdiction over the Transactions could also initiate action to challenge or block the Transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the Transactions before the Transactions are consummated. Neither Parent nor the Company can be sure that a challenge to the Transactions will not be made or that, if a challenge is made, that Parent and/or the Company, as applicable, will prevail.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the Company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction; the expected timing of completion of the proposed transaction and the projections (including statements regarding projected revenue, Adjusted EBITDA and capital expenditures); as well as any assumptions underlying any of the foregoing. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the Offer and the merger; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vii) the effect of this announcement or the pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the SEC, including its Form 10-K for the fiscal year ended March 31, 2017 and any subsequent Form 10-Qs, as well as the Tender Offer Statement on Schedule TO and other Offer documents filed by Purchaser or Parent. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

(a)(1)	Offer to Purchase, dated March 5, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Parent, filed with the SEC on March 5, 2018 (the “Schedule TO”))

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(3)	Form of Letter of Instruction (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(4)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(6)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(7)	Joint Press Release, dated February 12, 2018, issued by CSRA Inc. and General Dynamics Corporation relating to the proposed acquisition of CSRA Inc. (incorporated by reference to Exhibit 99.1 to CSRA Inc.’s Form 8-K filed with the SEC on February 12, 2018)

(a)(8)	Email to employees, dated February 12, 2018, from the President and Chief Executive Officer of CSRA Inc. (incorporated by reference to Exhibit 99.1 to CSRA Inc.’s Schedule 14D-9C filed with the SEC on February 12, 2018)

(a)(9)	CSRA talking points, dated February 12, 2018 (incorporated by reference to Exhibit 99.2 to CSRA Inc.’s Schedule 14D-9C filed with the SEC on February 12, 2018)

(a)(10)	General Dynamics investor presentation, dated February 12, 2018 (incorporated by reference to Exhibit 99.3 to CSRA Inc.’s Schedule 14D-9C filed with the SEC on February 12, 2018)

(a)(11)	Transcript of General Dynamics investor presentation, dated February 12, 2018 (incorporated by reference to Exhibit 99.4 to CSRA Inc.’s Schedule 14D-9C filed with the SEC on February 12, 2018)

(a)(12)	Email to customers, dated February 13, 2018 (incorporated by reference to Exhibit 99.1 to CSRA Inc.’s Schedule 14D-9C filed with the SEC on February 13, 2018)

(a)(13)	Email to non-customer partners and vendors, dated February 13, 2018 (incorporated by reference to Exhibit 99.1 to CSRA Inc.’s Schedule 14D-9C filed with the SEC on February 13, 2018)

(a)(14)	Summary Advertisement as published in The New York Times on March 5, 2018 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO)

(a)(15)	Opinion dated February 9, 2018 of Evercore Group L.L.C. to the Board of Directors of CSRA Inc. (included as Annex I to this Schedule 14D-9)

(a)(16)	Opinion dated February 9, 2018 of Macquarie Capital (USA) Inc. to the Board of Directors of CSRA Inc. (included as Annex II to this Schedule 14D-9)

(a)(17)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex III to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, dated February 9, 2018 among CSRA Inc., General Dynamics Corporation and Red Hawk Enterprises Corp. (incorporated by reference to Exhibit 2.1 to CSRA Inc.’s Current Report on Form 8-K filed with the SEC on February 12, 2018)

(e)(2)	Letter Agreement, dated December 13, 2017 between CSRA Inc. and General Dynamics Corporation (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(3)	CSRA 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.12 to CSRA Inc.’s Current Report on Form 8-K filed December 2, 2015)

(e)(4)	2015 Omnibus Incentive Plan-Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 to CSRA Inc.’s Quarterly Report on Form 10-Q filed Feb. 8, 2017)

(e)(5)	2015 Omnibus Incentive Plan-Performance Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 to CSRA Inc.’s Quarterly Report on Form 10-Q filed Feb. 8, 2017).

(e)(6)	2015 Omnibus Incentive Plan-Service Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 to CSRA Inc.’s Quarterly Report on Form 10-Q filed Feb. 8, 2017)

(e)(7)	2015 Non-Employee Director Incentive Plan (incorporated by reference to Exhibit 10.2 to CSRA Inc.’s Quarterly Report on Form 10-Q filed Feb. 7. 2018)

(e)(8)	Form of Service Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to CSRA Inc.’s Form 8-K filed June 5, 2017)

(e)(9)	Form of Performance Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to CSRA Inc.’s Form 8-K filed June 5, 2017)

(e)(10)	Form of 2018 Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to CSRA Inc.’s Current Report on Form 8-K filed February 28, 2018)

(e)(11)	Form of 2018 Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to CSRA Inc.’s Current Report on Form 8-K filed February 28, 2018)

(e)(12)	Transaction Incentive Agreement, dated January 15, 2018, by and between CSRA Inc. and William Luebke

(e)(13)	Form of Director and Officer Indemnification Agreement of CSRA Inc. (incorporated by reference to Exhibit 10.14 to CSRA Inc.’s Current Report on Form 8-K filed December 2, 2015)

(e)(14)	Excerpts from CSRA Inc.’s Current Report on Form 8-K filed with the SEC on August 10, 2017 (incorporated by reference to CSRA Inc.’s Current Report on Form 8-K filed with the SEC on August 10, 2017)

(e)(15)	Excerpts from CSRA Inc.’s Current Report on Form 8-K filed with the SEC on February 28, 2018 (incorporated by reference to CSRA Inc.’s Current Report on Form 8-K filed with the SEC on February 28, 2018)

(e)(16)	Excerpts from CSRA Inc.’s Current Report on Form 8-K filed with the SEC on February 12, 2018 (incorporated by reference to CSRA Inc.’s Current Report on Form 8-K filed with the SEC on February 12, 2018)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CSRA Inc.

By:	/s/ William J. Haynes II
Name:	William J. Haynes II
Title:	Executive Vice President, General Counsel and Secretary

Dated: March 5, 2018

ANNEX I

[Evercore Letterhead]

February 9, 2018

The Board of Directors of

CSRA Inc.

3170 Fairview Park Drive

Falls Church, VA 22042

Members of the Board of Directors:

We understand that CSRA, Inc., a Nevada corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Agreement”), with General Dynamics Corp., a Delaware corporation (“Parent”), and Red Hawk Enterprises Corp., a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Agreement, among other things, (i) Merger Sub will tender (the “Offer”) for all current issued and outstanding shares of the Company, par value $0.001 per share (“Company Common Stock”) for $40.75 in cash per share (the “Consideration”) and (ii) regardless of whether shares of Company Common Stock are accepted for payment pursuant to the Offer, subject to the terms and conditions set forth in the Agreement, Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger” and, together with the Offer, the “Transaction”), the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock, other than shares of Company Common Stock issued and held or owned by the Company, Parent, Merger Sub or any of their direct or indirect wholly owned subsidiaries immediately prior to the Effective Time (as defined in the Agreement), will be converted into the right to receive the Consideration, without interest. The terms and conditions of the Transaction are more fully set forth in the Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Agreement.

The Board of Directors of the Company has asked us whether, in our opinion, the Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock, other than Parent, Merger Sub and their respective affiliates, entitled to receive such Consideration.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

(iii)	reviewed certain non-public historical and projected operating data relating to the Company prepared and furnished to us by management of the Company;

(iv)	discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);

(v)	reviewed the reported prices and the historical trading activity of the Company Common Stock;

(vi)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

EVERCORE GROUP L.L.C.    55 EAST 52ND STREET    NEW YORK, NY 10055    TEL: 212.857.3100    FAX: 212.857.3101

Letter to the Board of Directors of CSRA, Inc.

February 9, 2018

(vii)	compared the financial performance of the Company and the valuation multiples relating to the Merger with those of certain other transactions that we deemed relevant;

(viii)	reviewed a draft of the Agreement, dated February 6, 2018, which we have assumed is in substantially final form and from which we assume the final form will not vary in any respect material to our analysis;

(ix)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits to the holders of the Company Common Stock of the Transaction.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. This letter, and our opinion, does not constitute a recommendation to the Board of Directors of the Company or to any other persons in respect of the Transaction, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

Letter to the Board of Directors of CSRA, Inc.

February 9, 2018

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Transaction is consummated. Prior to this engagement, we, Evercore Group L.L.C. and its affiliates, provided financial advisory services to the Company and had received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and Parent pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the Company or Parent in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors of the Company in connection with their evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.    Except to the extent permitted pursuant to the express terms of our engagement letter dated January 15, 2018, this opinion may not be disclosed, quoted, referred or communicated (in whole or in part) to or by any third party for any purpose whatsoever except with our prior written approval.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Stock entitled to receive such Consideration.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Denis A. Bovin
Denis A. Bovin
Senior Managing Director

ANNEX II

[LETTERHEAD OF MACQUARIE CAPITAL (USA) INC.]

February 9, 2018

CSRA Inc.

3170 Fairview Park Drive

Falls Church, Virginia 22042

Attn: Board of Directors

Members of the Board of Directors:

Macquarie Capital (USA) Inc. (“we” or “Macquarie”) understands that CSRA Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, General Dynamics Corporation (the “Acquiror”) and Red Hawk Enterprises Corp., a wholly owned subsidiary of the Acquiror (“Merger Sub”), pursuant to which, among other things (i) Merger Sub will commence an offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Company Common Stock”), of the Company, at a price per share of $40.75 (the “Consideration”) and (ii) regardless of whether shares of Company Common Stock are accepted for payment pursuant to the Offer, subject to the terms of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) as a result of which each share of Company Common Stock outstanding immediately prior to the effective time of the Merger other than shares of Company Common Stock issued and held or owned by the Company, the Acquiror, Merger Sub or any wholly owned subsidiary of the Company, the Acquiror or Merger Sub will be converted into the right to receive the Consideration.

You have requested that Macquarie render its opinion to the Board of Directors (the “Board”) of the Company (in its capacity as such) as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock other than the Excluded Holders (as defined below) in the Offer and/or the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. For purposes of this opinion, the term “Excluded Holders” means the Acquiror, Merger Sub and their respective affiliates.

In connection with this opinion, we have, among other things:

(i)    reviewed a draft, dated February 9, 2018 of the Merger Agreement;

(ii)    reviewed certain publicly available business and financial information regarding the Company;

(iii)    reviewed certain other financial and operating information relating to the Company furnished by management of the Company, including financial projections prepared by the management of the Company relating to the Company for the fiscal years ending March 31, 2018 through March 31, 2023 (the “Company Projections”);

(iv)    reviewed certain estimates prepared by the management of the Company as to the tax savings expected by such management to be achieved as a result of the amortization of certain assets of the Company (the “Estimated Tax Savings”);

(v)    discussed the Offer and the Merger and the business, operations, financial condition and prospects of the Company with members of the management of the Company;

(vi)    reviewed certain financial and stock market data with respect to the Company and compared that data with similar data for other companies with publicly traded equity securities that we deemed relevant;

(vii)    reviewed the publicly available financial terms of certain other business combinations and other transactions that we deemed relevant; and

(viii)    performed such other financial analyses and considered such other information and factors that we deemed appropriate for purposes of this opinion.

Macquarie Capital (USA) Inc.

We have not undertaken any responsibility for independently verifying, and have not independently verified, any of the foregoing information and we have assumed and relied upon the accuracy and completeness of all such information. Management of the Company has advised us, and we have assumed, that the Company Projections have been reasonably prepared in good faith on bases reflecting such management’s best currently available estimates and judgments as to the future financial performance and condition of the Company and the Estimated Tax Savings have been reasonably prepared in good faith on bases reflecting such management’s best currently available estimates and judgments as to such tax savings, in each case including the potential impact of recent changes in U.S. tax laws and regulations pursuant to the H.R. 1, Tax Cuts and Jobs Act, enacted on December 22, 2017 (the “Tax Cuts and Jobs Act”), on the future financial performance of the Company and such tax savings, as to which impact we express no view or opinion. You have advised us and we have assumed that the Company Projections and the Estimated Tax Savings are a reasonable basis on which to evaluate the Company and the Offer and the Merger and, at your direction, we have used and relied upon the Company Projections and the Estimated Tax Savings for purposes of our analyses and opinion. We express no view or opinion as to the Company Projections or the Estimated Tax Savings or the assumptions upon which they are based. We further note that (i) the actual and estimated financial and operating performance and the share price data we reviewed for the companies with publicly traded equity securities that we deemed to be relevant and (ii) the financial terms of certain other business combinations and other transactions that we deemed relevant might not, in whole or in part, reflect the potential impact of recent changes in U.S. tax laws and regulations pursuant to the Tax Cuts and Jobs Act. Further, we have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analysis or opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. In connection with this opinion, we have not made, nor assumed any responsibility for making, any physical inspection, independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.

We have relied upon and assumed that the representations and warranties of each party in the Merger Agreement are true and correct, that each party will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement, that all of the conditions to the consummation of the Offer and the Merger will be satisfied, and that the Offer and the Merger will be consummated in a timely manner in accordance with the terms set forth in the Merger Agreement without waiver, modification or amendment of any terms or provisions thereof. We have further assumed, with your consent, that the Offer and the Merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations and that all governmental, regulatory, third-party and other consents, approvals or releases necessary for the consummation of the Offer and the Merger will be obtained without any delay, limitation, restriction or condition (including the disposition of businesses or assets) that would have an adverse effect on the Company or the contemplated benefits of the proposed Offer and the Merger. In addition, we have assumed that the final form of the Merger Agreement will not differ from the draft of the Merger Agreement reviewed by us.

Our opinion does not address the underlying business decision of the Board or the Company to effect the Offer and/or the Merger or the relative merits of the Offer and/or the Merger as compared to any alternative business strategies or transactions available to the Company. Our opinion is necessarily based on information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We do not have any obligation to update, revise, reaffirm or withdraw this opinion or to otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This opinion only addresses the fairness, from a financial point of view, to the holders of Company Common Stock other than the Excluded Holders of the Consideration to be received by such holders in the Offer

Macquarie Capital (USA) Inc.

and/or the Merger pursuant to the Merger Agreement and does not address any other aspect or implication of the Offer or the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, (i) the form or structure of the Offer and/or the Merger, or any portion thereof, and (ii) the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be paid or payable to any officers, directors or employees of any parties to the Offer or the Merger, or any class of such persons, relative to the Consideration or otherwise. We are not providing any advice or opinion as to matters that require legal, regulatory, accounting, insurance, executive compensation, tax or other similar professional advice. We have assumed that the Company has obtained or will obtain such advice or opinions from appropriate professional sources. Furthermore, we have relied upon the accuracy and completeness of the assessments by the Company, the Acquiror and their respective advisors with respect to all legal, regulatory, accounting, insurance, executive compensation and tax matters. We are not expressing any opinion as to whether or not the Company, the Acquiror, its securityholders or any other party is receiving or paying reasonably equivalent value in the Offer and/or the Merger, the solvency, creditworthiness or fair value of the Company or any other participant in the Offer and/or the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters.

We have acted as financial advisor to the Company in connection with the Offer and/or the Merger and will receive fees for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the earlier of the acceptance of shares of Company Common Stock for payment pursuant to the Offer and the Merger. In addition, the Company has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties against certain liabilities arising out of our engagement. We have in the past and may in the future seek to expand our business and commercial relationships with the Company, the Acquiror, any other company that may be involved in the Offer and/or the Merger and their respective affiliates. In the ordinary course of business, Macquarie and its affiliates may acquire, hold, sell or trade debt, equity and other securities and financial instruments (including derivatives, loans and other obligations) of the Company, the Acquiror, any other company that may be involved in the Offer and/or the Merger and their respective affiliates, for its and their own accounts and for the accounts of its and their customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments. We and our affiliates provide a wide range of investment banking advice and services, including financial advisory services, securities underwritings and placements, securities sales and trading, brokerage advice and services, and loans.

It is understood that this opinion is for the information and use of the Board (in its capacity as such) in connection with its consideration of the Offer and/or the Merger. Our opinion does not constitute a recommendation to the Board, the Company, the holders of Company Common Stock or any other person as to how to act or vote with respect to any matter relating to the Offer or the Merger including whether or not to tender shares of Company Common Stock pursuant to the Offer.    The issuance of this opinion has been approved by an internal committee of Macquarie authorized to review opinions of this nature.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock other than the Excluded Holders in the Offer and/or the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Macquarie Capital (USA) Inc.

MACQUARIE CAPITAL (USA) INC.

ANNEX III

CSRA INC.

3170 Fairview Park Drive

Falls Church, Virginia 22042

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about March 5, 2018 to holders of record of common stock, par value $0.001 per share (“Shares”), of CSRA Inc., a Nevada corporation (“CSRA” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the cash tender offer (the “Offer”) by Red Hawk Enterprises Corp., a Nevada corporation (“Purchaser”), which is a wholly-owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent” or “General Dynamics”), to purchase all Shares that are issued and outstanding. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the Company’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of February 9, 2018, by and among the Company, Parent and Purchaser (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on March 5, 2018 to purchase all Shares that are issued and outstanding, at a price of $40.75 in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal and letter of instruction (as they may be amended or supplemented from time to time, the “Letter of Transmittal” and the “Letter of Instruction”, respectively). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2018.

The Merger Agreement provides, among other things, that as soon as practicable following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent. The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed; however, if the Offer is not completed or if the Offer is completed but if Purchaser does not own one Share more than 90% of the number of Shares on a fully diluted basis that would be outstanding immediately after the issuance of all Shares subject to an option to purchase “top-up” Shares under the Merger Agreement, the Merger may only be consummated after the Company’s stockholders holding a majority of the total voting power of the outstanding Shares have approved the Merger Agreement and the other applicable conditions to the Merger have been satisfied or waived. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or delay in making payments for Shares. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares (i) held by General Dynamics, the Company, Purchaser or their respective subsidiaries immediately prior to the Effective Time, (ii) with respect to which the holder has exercised and perfected appraisal or dissenters’ rights, if any, and has not voted in favor of or consented in writing to the Merger and (iii) in respect of stock options, stock appreciation rights and restricted stock units) will be canceled and converted into the right to receive the Offer Price in cash, net of applicable withholding taxes and without interest.

III-1

The Offer will expire at 11:59 p.m., New York City time, on April 2, 2018, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Parent will, subject to the qualifications for directors set forth in the Company’s articles of incorporation (the “Articles of Incorporation”) and the Merger Agreement, be entitled to designate for election or appointment the number of directors, rounded up to the next whole number, to the Board that is in the same proportion as the number of Shares then beneficially owned by Purchaser, Parent and their respective subsidiaries to the total number of Shares outstanding, provided that at least three independent directors must remain on the Board. The Company has agreed that, at the request of Purchaser, the Company will promptly take all actions as are necessary (other than seeking the resignation of the Chief Executive Officer from the Board) to enable the designees of Purchaser to be elected or appointed, including by increasing the size of the Board (adopting amendments to the Company’s bylaws if needed) and/or by obtaining resignations of incumbent directors and promptly filling vacancies. In addition, the Company has agreed that it will take all necessary action to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, of each committee of the Board and the board of directors (or similar governing body) of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board, in each case only to the extent permitted by U.S. federal securities laws, the listing requirements of the New York Stock Exchange (the “NYSE”) and any other applicable laws.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement. Except where indicated, the information contained in this Information Statement relates to the Company’s fiscal year 2017, which is the year ended March 31, 2017.

The information contained in this Information Statement (including information incorporated by reference herein) concerning Parent, Purchaser and Purchaser’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 750,000,000 Shares and 1,000,000 shares of preferred stock, par value $0.001 per share. The only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the Company’s stockholders are Shares. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of March 1, 2018, there were 165,124,117 Shares outstanding. As of the date of this Information Statement, General Dynamics and its affiliates, including Purchaser, are not the owners of record of any Shares.

PURCHASER DESIGNEES TO THE BOARD

Information with respect to the Designees

General Dynamics has informed the Company that it will choose its designees to the Board from the list of persons set forth below (the “Potential Designees”).

The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Each of Purchaser and General Dynamics has informed the Company that, to its knowledge, none of the Potential

III-2

Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any legal proceedings or transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Each of Purchaser and General Dynamics has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that General Dynamics’ designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than April 2, 2018, and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of March 1, 2018, age, citizenship, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is General Dynamics Corporation, 2941 Fairview Park Drive, Suite 100, Falls Church, Virginia 22042-4513.

Name; Country of Citizenship	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
Kimberly A. Kuryea, U.S.	51	Senior Vice President, Human Resources and Administration of General Dynamics Corporation since April 2017; Vice President and Controller, September 2011 - March 2017; Chief Financial Officer of General Dynamics Advanced Information Systems, November 2007 - August 2011; Staff Vice President, Internal Audit, March 2004 - October 2007.

Jason W. Aiken, U.S.	45	Senior Vice President and Chief Financial Officer of General Dynamics Corporation since January 2014; Vice President of Parent and Chief Financial Officer of Gulfstream Aerospace Corporation, September 2011 - December 2013; Vice President and Controller, April 2010 - August 2011; Staff Vice President, Accounting, July 2006 - March 2010.

Gregory S. Gallopoulos, U.S.	58	Senior Vice President, General Counsel and Secretary of General Dynamics Corporation since January 2010; Vice President and Deputy General Counsel, July 2008 - January 2010; Managing Partner of Jenner & Block LLP, January 2005 - June 2008.

III-3

BOARD OF DIRECTORS

Set forth below are the names, ages, length of service and committee memberships of the members of the Company’s Board of Directors as of March 1, 2018.

Name	Age	Director Since	Independent	Committee Memberships
				Audit	Compensation	Nominating / Corporate Governance	Executive
Keith B. Alexander	66	2015	No
Sanju K. Bansal	52	2015	Yes			Member
Michèle A. Flournoy	57	2015	Yes			Chair
Mark A. Frantz	49	2015	Yes		Member
Nancy Killefer[1]	64	2015	Yes				Chair
Craig L. Martin	68	2016	Yes		Member	Member
Sean O’Keefe	62	2015	Yes		Chair		Member
Lawrence B. Prior III	62	2015	No				Member
Michael E. Ventling	57	2015	Yes	Member		Member
Billie I. Williamson	65	2015	Yes	Chair			Member
John F. Young	61	2016	Yes	Member

Nancy Killefer has served as the Chair of CSRA’s Board since August 2016. She served as Lead Independent Director of the Board from the date of our separation from Computer Sciences Corporation (“CSC”) in November 2015 (the “Spin-Off”) until her election as Chair at the 2016 annual meeting. Ms. Killefer is Director Emeritus at McKinsey & Company, Inc., a global management consulting firm. She joined McKinsey in 1979. From 1997 to 1999, Ms. Killefer served as Assistant Secretary for Management and Chief Financial Officer of the U.S. Department of Treasury. She rejoined McKinsey in 1999 and served as Director from December 1999 to August 2013. Ms. Killefer serves as a Director of the Advisory Board Company, Avon Products Inc. (NYSE listed) and Cardinal Health, Inc. (NYSE listed). She served as a Director of CSC (previously NYSE listed) from 2013 until the Spin-Off in 2015. She also serves as Vice Chair of the Defense Business Board and is a former member of the MyVA Advisory Committee. Ms. Killefer’s senior level management experience as a partner at a global consulting firm, public company governance experience as a director of other public companies, and government and public policy experience (including as former chief financial officer of the U.S. Department of Treasury) provide crucial leadership and public sector expertise that are vital to us as a major provider of information technology services to the public sector.

Lawrence B. Prior III has served as our President and Chief Executive Officer, and a member of our Board, since the date of the Spin-Off. Mr. Prior was appointed Executive Vice President and General Manager, North American Public Sector of CSC in December 2014. Mr. Prior joined CSC in May 2013 as Vice President and General Manager, North American Public Sector. Mr. Prior served as Executive Vice President of BAE Systems, Inc., a global defense, security and aerospace company, from July 2010 to January 2013. He served as President and COO of Mantech International Corporation, a leading provider of technology services to the U.S. government, from July 2009 to July 2010. Mr. Prior is a NACD Board Leadership Fellow. As a senior executive with more than 30 years of public and private sector experience, Mr. Prior’s executive leadership experience and extensive background in areas key to our business, including intelligence, security, technology, and defense, are extremely valuable to our Board. In addition, our Board believes that having our President and Chief Executive Officer serve on our Board fosters direct and open communication between the Board and management regarding the Board’s priorities, on one hand, and management’s perspectives, on the other.

Keith B. Alexander (General, U.S. Army, Ret.) has served as a member of our Board since the consummation of the Spin-Off in November 2015. Gen. Alexander is founder and CEO of IronNet Cybersecurity. Gen. Alexander served as Commander of U.S. Cyber Command from 2010 to 2014 and was Director of the National Security Agency and Chief of the Central Security Service from 2005 to 2014. He also

III-4

served as a Deputy Chief of Staff for Intelligence, Department of the Army; Commanding General of the U.S. Army Intelligence and Security Command; Director of Intelligence for United States Central Command; and Deputy Director for Requirements, Capabilities, Assessments and Doctrine for the Joint Chiefs of Staff. Gen. Alexander’s extensive government and leadership experience and his unique expertise on cybersecurity issues are critical to us as a major provider of information technology services to the public sector.

Sanju K. Bansal has served as a member of our Board since the consummation of the Spin-Off in November 2015. Mr. Bansal has served as Chief Executive Officer of Hunch Analytics, LLC, a data analytics company, since 2013. Prior to founding Hunch Analytics, Mr. Bansal served in various executive leadership positions and as a director of MicroStrategy Incorporated (NASDAQ listed), a worldwide provider of business intelligence software. At MicroStrategy, he held the positions of Executive Vice President from 1993 to 2013 and Chief Operating Officer from 1994 to 2012. Mr. Bansal served as a member of MicroStrategy’s board of directors from 1997 to 2013, including as Vice Chairman from November 2000 to November 2013. Mr. Bansal was a consultant at Booz, Allen & Hamilton, a worldwide technical and management consulting firm, from 1987 to 1990. Mr. Bansal is currently a director of The Advisory Board Company (NASDAQ listed) and Cvent, Inc. (formerly NYSE listed). Mr. Bansal’s strong and deep background in consulting and information and systems technology, his leadership experience as a senior executive of a public company, his many years of corporate governance experience as a member of public company boards of directors, and his extensive knowledge of relevant technologies are extremely valuable to our Board.

Michèle A. Flournoy has served as a member of our Board since consummation of the Spin-Off in November 2015. Michèle Flournoy is CEO of WestExec Advisors LLC and served as the CEO of the Center for a New American Security (CNAS), an organization she co-founded, from 2014-2017. She now serves on the CNAS Board of Directors. Ms. Flournoy served as the Under Secretary of Defense for Policy from 2009 to 2012. Previously, she was senior adviser at the Center for Strategic and International Studies and, prior to that, a distinguished research professor at the Institute for National Strategic Studies at the National Defense University. She also served as Principal Deputy Assistant Secretary of Defense for Strategy and Threat Reduction and Deputy Assistant Secretary of Defense for Strategy. Ms. Flournoy is a member of the Council on Foreign Relations and the Aspen Strategy Group, and is a Senior Fellow at Harvard’s Belfer Center for Science and International Affairs. She is a former member of the President’s Intelligence Advisory Board and the Defense Policy Board, and is the former Director of the Central Intelligence Agency’s External Advisory Board. She serves on the boards of Amida Technology Solutions, The Mission Continues, and CARE, and is a Senior Advisor at the Boston Consulting Group and the Managing Partner of AVA Partners. Previously, Ms. Flournoy served on the board of directors of Rolls Royce North America, Inc. Ms. Flournoy’s long and distinguished government and public policy experience and her unique expertise relating to defense and intelligence matters provide critical experience to us as a major provider of services to the defense and intelligence agencies.

Mark A. Frantz has served as a member of our Board since the consummation of the Spin-Off in November 2015. Mr. Frantz is the co-founder of Blue Delta Capital Partners, a growth capital firm focused on the U.S. federal government technology marketplace. He served as the Managing General Partner of In-Q-Tel, the strategic venture capital affiliate of the U.S. Intelligence Community, in 2006, and was a Partner at RedShift Ventures from 2006 to 2009. Mr. Frantz served as a Principal with Carlyle Venture Partners from 2000 to 2006 and as the Associate to the Senior Chairman at Alex. Brown from 1997 to 2000. He acted as the economic and technology policy advisor to Pennsylvania Governor Tom Ridge from 1993 to 1997 and was the Associate Director of the White House Office of Intergovernmental Affairs under President George H. W. Bush from 1990 to 1993. Mr. Frantz currently serves on the board of directors or advisory boards for numerous privately-held growth companies and non-profit organizations. Mr. Frantz’s investment and management experience in the U.S. federal government technology sector, his venture capital investment experience in cutting-edge sectors of the commercial technology market, his governance experience as a director of numerous privately-held growth

III-5

companies and his former government service and public policy experience provide crucial perspectives to our Board.

Craig L. Martin was named Executive Chairman of the board of Hill International Inc. (NYSE listed) in May 2017, where he has been a director since February 2016. Serving much of his career in leadership with Jacobs Engineering, Inc. (NYSE listed), Mr. Martin retired as a Senior Advisor in December 2015. Joining Jacobs in 1994, Mr. Martin served in various senior and executive positions, including as President, Chief Executive Officer, and member of its board of directors between 2006 and 2014. Mr. Martin is a director of Team, Inc. (NASDAQ listed). Mr. Martin has over 30 years of experience in the technical professional services business, including work in various roles at CRSS and Martin K. Eby Construction Co. Mr. Martin’s significant experience in our business areas provides valuable perspective to us as a major provider of information technology services. Mr. Martin’s experience as the CEO of Jacobs and as a director of publicly listed companies provides important experience to our Board.

Sean O’Keefe has served as a member of our Board since the consummation of the Spin-Off in November 2015. He is a professor at the Maxwell School of Citizenship and Public Affairs at Syracuse University, Chancellor Emeritus of Louisiana State University, and Director and Chairman of the Audit Committee of Battelle Memorial Institute, a non-profit research and development organization. Mr. O’Keefe served as Chairman and CEO of Airbus Group, Inc., a global corporate, aerospace, defense and space enterprise, from 2009 to 2014. He also served as Vice President of Washington Operations of General Electric from 2008 to 2009. Mr. O’Keefe has substantial government and public policy experience, having served as the 10th Administrator of the National Aeronautics and Space Administration; Deputy Assistant to President George W. Bush; and Deputy Director of the Office of Management and Budget. During the administration of President George H. W. Bush, Mr. O’Keefe served as Secretary of the Navy and as Comptroller and Chief Financial Officer of the Department of Defense. He has also served as a member of the boards of directors of various public companies, including CSC from 2014 until the consummation of the Spin-Off in 2015 and DuPont from 2005 to 2008. Mr. O’Keefe’s strong leadership ability, extensive financial background and long and distinguished management experience in the private and public sectors provide extremely valuable perspectives and expertise to our Board.

Michael E. Ventling has served as a member of our Board since the consummation of the Spin-Off in November 2015. Mr. Ventling is the former Global Chief Financial Officer of Ernst & Young LLP, serving from July 2010 through December 2014. He was previously Managing Partner of the North Central Area of Ernst & Young beginning in July 2006. Mr. Ventling also previously served as Ernst & Young’s Global Vice Chair for Quality and Risk Management Implementation. He previously served as a Member of Ernst & Young’s Global Management Committee, Global Practice Council, and its U.S. and Americas Area Executive Boards. Mr. Ventling joined EY in 1983 and served clients in Audit, Tax and Transaction Advisory Services during his 31-year career. Mr. Ventling’s financial and leadership experience at Ernst & Young provide valuable financial, management and accounting expertise to our Board.

Billie I. Williamson has served as a member of our Board since November 15, 2015. Ms. Williamson served as a senior assurance partner with Ernst & Young LLP from 1998 until 2011. While at Ernst & Young, she served on the Americas Executive Board from 2006 to 2008, on the U.S. Executive Board from 2008 to 2011, and as its Americas Inclusiveness Officer. Ms. Williamson previously served as the CFO of AMX Corp. from 1993 to 1996 and as Senior Vice President, Finance of Marriott International, Inc. from 1996 to 1998. She began her career as an auditor with Ernst & Young in 1974 and became a partner in 1984, serving in that capacity until 1993. Ms. Williamson is currently a director of Pentair plc (NYSE listed) and XL Group Ltd. (NYSE listed). She previously served on the boards of Janus Capital Group, Inc. (formerly NYSE listed) from 2015 until it was sold in May 2017; Annie’s, Inc. (formerly NYSE listed) from 2012 until it was sold in 2014; and Exelis, Inc. (formerly NYSE listed) from 2012 until it was sold in 2015. Ms. Williamson is a NACD Board Leadership Fellow. Ms. Williamson has over three decades of experience auditing public companies as an employee and partner of Ernst & Young. Our Board believes Ms. Williamson’s significant expertise in financial reporting and audit process and her corporate oversight, financial reporting and controls experience as a member of several boards of directors and audit and financial committees provide valuable expertise to our Board.

III-6

John F. Young has served as a member of our Board since August 2016. Mr. Young was President and Chief Executive Officer and a director of Energy Future Holdings Corp. from 2008 to 2017. Previously, Mr. Young served in a number of positions at Exelon Corporation, including: Executive Vice President and Chief Financial Officer, Finance and Markets; and President of Exelon Generation/Exelon Nuclear Power and Power Team Business. Mr. Young serves on the boards of directors of USAA, the Nuclear Energy Institute, the Edison Electric Institute, Nuclear Electric Insurance Limited, Baylor Healthcare System Foundation Advisory Board and National Petroleum Council. He formerly served on the boards of directors of the Dallas Citizens Council and Children’s Medical Center of Dallas. He is a member of the Business Roundtable, the Center for Strategic and International Studies Dallas Roundtable, Dallas Citizens Council and the U.S. Naval Academy Foundation’s Corporate Advisory Forum. Mr. Young’s demonstrated leadership experience, extensive operational and marketing expertise, and success growing a company as Chief Executive Officer of Energy Future Holdings Corp., and his broad financial experience that includes serving as the Chief Financial Officer of a division of Exelon Corporation, are tremendous assets to the Board.

EXECUTIVE OFFICERS

Set forth below are the names, ages, length of service and current positions of our executive officers as of March 1, 2018.

Name	Age	Year First Elected as an Officer	Position Held with the Registrant as of the filing date
Lawrence B. Prior III	62	2015	President and Chief Executive Officer
David Keffer	40	2015	Executive Vice President, Chief Financial Officer
William J. Haynes II	59	2016	Executive Vice President, General Counsel and Secretary
John Reing	45	2015	Executive Vice President, Chief Human Resources Officer
Ken Deutsch	62	2015	Executive Vice President, Defense Group
Paul Nedzbala	53	2015	Executive Vice President, Health and Civil Group
Leigh Palmer	48	2015	Executive Vice President, Intelligence Group
George Batsakis	54	2015	Executive Vice President, Chief Growth Officer
John Dancy	53	2015	Senior Vice President, Chief Information Officer
Christian Marrone	42	2016	Senior Vice President, External Affairs and Chief of Staff
William Luebke	50	2015	Vice President, Controller, and Principal Accounting Officer

Lawrence B. Prior III joined CSRA as President and Chief Executive Officer on November 27, 2015. Prior to joining CSRA, Mr. Prior served as executive vice president and general manager of CSC’s North American Public Sector (2014-2015). Previously, Mr. Prior served as vice president and general manager of the Defense and Intelligence Group in CSC’s NPS, providing next-generation technology solutions and mission services to the U.S. Department of Defense and intelligence community (2013-2014). Before joining CSC, Mr. Prior was executive vice president of Service Sectors and chief operating officer for BAE Systems, Inc. (2010-2013).

David Keffer joined CSRA as Executive Vice President, Chief Financial Officer on November 30, 2015. Prior to joining CSRA, he was the executive vice president and Chief Financial Officer at SRA International (2014-2015). Mr. Keffer was the Chief Financial Officer of SRA’s National Security Sector (2011-2013), and, until his appointment as Chief Financial Officer, he served as Corporate Controller (2013-2014).

William J. Haynes II joined CSRA as Executive Vice President, General Counsel and Secretary on January 6, 2016. Prior to joining CSRA, he served as the Executive Vice President and General Counsel of SIGA Technologies (2012-2016), Chief Corporate Counsel at Chevron Corporation (2008-2012) and General Counsel of the Department of Defense (2001-2008).

III-7

John Reing joined CSRA as Executive Vice President, Chief Human Resources Officer on November 30, 2015. Prior to joining CSRA, he was Senior Vice President of Human Resources at SRA International (2012-2015). Previous positions included Vice President of HR and Administration, Support Solutions Sector and other leadership positions for BAE Systems, Director of the Washington, D.C. Area Human Resources Consulting Practice for PricewaterhouseCoopers, and a team leader at the Hay Group Compensation Consulting Practice.

Ken Deutsch became CSRA’s Executive Vice President, Defense Group on April 2, 2016. Mr. Deutsch joined CSRA in November 2015 as Executive Vice President and General Manager, Defense Mission Services. Prior to joining CSRA, Mr. Deutsch served as Vice President and General Manager of CSC’s North American Public Sector Defense and Intelligence Group (2013-2015). Mr. Deutsch joined CSC in October 2009 as Vice President Information Dominance Programs and CSC’s DoD Cyber Account Executive.

Paul Nedzbala became CSRA’s Executive Vice President, Health and Civil Group on April 2, 2016. Mr. Nedzbala joined CSRA as Executive Vice President, Health in November 2015. Prior to joining CSRA, Mr. Nedzbala served as the executive vice president of SRA’s Health and Civil Group (2013-2015), before which he held multiple leadership roles in both SRA’s former Health and Civil Government Groups.

Leigh Palmer joined CSRA in November 2015 as Executive Vice President and General Manager, Intelligence Group. Prior to joining CSRA, she held several roles in BAE Systems’ intelligence business including Vice President, National Information Technology Mission Solutions within the Intelligence and Security sector (2011-2015); Vice President, Advanced Programs within the Information Technology and Cybersecurity Solutions business unit; Director in a Cybersecurity business unit; and several management positions overseeing BAE’s technology deployment programs for intelligence community customers. Prior to joining BAE Systems, Ms. Palmer was a Department Manager at Northrop Grumman Corporation.

George Batsakis became CSRA’s Chief Growth Officer in April 2016, having joined CSRA as Executive Vice President and General Manager, Defense Group in November 2015. Prior to joining CSRA, Mr. Batsakis served as Executive Vice President for SRA’s National Security Group (2007-2015).

John Dancy joined CSRA as Chief Information Officer in November 2015. He became Vice President, Chief Information Officer in April 2016 and is now a Senior Vice President. Prior to joining CSRA, he served as director of Strategic Initiatives in CSC’s North American Public Sector Infrastructure Services Group (2013-2015). Mr. Dancy joined CSC from SRA International, where he served as vice president of Europe and Africa Operations (2010-2013). Before joining SRA International, Mr. Dancy progressed through several leadership roles at Northrop Grumman. Mr. Dancy has also held positions at Charlotte Pipe and Foundry and Royal Insurance.

Christian Marrone joined CSRA as Vice President, External Affairs and Chief of Staff in January 2016, and is now Senior Vice President. Prior to joining CSRA, Mr. Marrone served as Chief of Staff of the U.S. Department of Homeland Security (2014-2016). He previously served as an executive for the 3M Company, where he helped develop the company’s Defense Markets Division, and as Vice President for National Security and Acquisition Policy at the Aerospace Industries Association. Previously, Mr. Marrone held a number of senior positions within the Department of Defense (DoD), including Special Assistant to the Secretary Defense, and Acting Assistant Secretary of Defense for Legislative Affairs.

William Luebke joined CSRA as Vice President, Controller, and Principal Accounting Officer in November 2015. Prior to joining CSRA, Mr. Luebke served as CSC’s Director of Internal Audit (2012-2015). Prior to CSC, Mr. Luebke served as an Associate Director at the Public Company Accounting Oversight Board and a Partner at KPMG LLP.

III-8

CORPORATE GOVERNANCE

CSRA is committed to maintaining high standards of corporate governance, which we believe is essential for sustained success and long-term stockholder value. In light of this goal, the Board oversees, counsels and directs management in the long-term interests of CSRA and our stockholders. The Board’s responsibilities include, but are not limited to:

•	overseeing the management of our business and the assessment of our business risks;

•	overseeing the processes for maintaining the integrity of our financial statements and other public disclosures, and compliance with law and ethics;

•	reviewing and approving our major financial objectives and strategic and operating plans, and other significant actions; and

•	overseeing our talent management and succession planning.

The Board discharges its responsibilities through regularly scheduled meetings as well as telephonic meetings, action by written consent and other communications with management as appropriate. CSRA expects directors to attend all meetings of the Board and the Board committees upon which they serve, and all annual meetings of CSRA’s stockholders at which they are standing for election or re-election as directors. During fiscal year 2017, the Board held nine meetings. During fiscal year 2017, the Audit Committee held nine meetings, the Compensation Committee held eight meetings, the Nominating/Corporate Governance Committee held five meetings and the Executive Committee held 14 meetings. No director attended fewer than 75% of the aggregate of (1) the total number of meetings of the Board, and (2) the total number of meetings held by all committees of the Board on which he or she served during fiscal year 2017.

Governance is a continuing focus at CSRA, starting with the Board and extending to all employees. We solicit feedback from our stockholders on governance and executive compensation practices and engage in discussions with various groups and individuals on governance issues and improvements. In this section, we describe some of our key governance policies and practices.

THE BOARD

Corporate Governance Guidelines

The Board adheres to governance principles designed to promote excellence in the execution of its duties, and reviews CSRA’s governance policies and practices regularly. These principles are outlined in CSRA’s Corporate Governance Guidelines, which, in conjunction with our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws (the “Bylaws”), Code of Business Conduct (“Code of Conduct”), Board committee charters, and related policies, form the framework for the governance of CSRA.

The full text of our Corporate Governance Guidelines, the charters for each of our Board committees, and our Code of Conduct are available on our Website, www.CSRA.com, under “Corporate Governance.” These materials are also available in print to any person, without charge, upon request, by calling 1.703.641.2267, by emailing: Investors@CSRA.com, or by writing to:

CSRA Investor Relations

3170 Fairview Park Drive

Falls Church, Virginia 22042

Board Leadership Structure

Board Leadership Structure:

•	Separate non-executive Chair and CEO roles

III-9

•	Strong committee Chairs
•	Active engagement by all directors
•	Nine of eleven directors independent

The Board believes that this structure provides effective oversight of management.

Our directors have determined that it is in the best interests of the stockholders of CSRA to separate the roles of Chairman and CEO. Our Board believes that a non-executive Chair who knows and understands our business gives our Board a strong leadership and corporate governance structure. In addition, separating the roles of Chairman and CEO creates clear and unambiguous lines of authority. This strong counterbalancing structure allows the Board to focus on corporate governance and oversight and the CEO to focus on CSRA’s business.

Our non-executive Chair has the following duties and responsibilities, as detailed in the Board’s Corporate Governance Guidelines:

•	preside at annual and special meetings of the stockholders;

•	preside at Board meetings;

•	preside over executive sessions of independent directors;

•	organize and present the agenda for regular and special Board meetings in consultation with the Chief Executive Officer and other directors;

•	serve as a focal point for management to inform the Board, ensuring the proper flow of information to the Board by maintaining close contact with and supervision of the Chief Executive Officer and other members of senior management, including ongoing monitoring of the performance of the Company against strategic, operational and other objectives set by the Board;

•	lead Board reviews of the performance of the Chief Executive Officer and other key senior managers;

•	work with the Nominating and Governance Committee to develop guidelines for the conduct of directors and to advise in making recommendations to the Board regarding director candidates;

•	work with the Nominating and Governance Committee to determine standing and ad hoc committees, committee structure and charters, committee assignments and committee chairpersons;

•	chair the Executive Committee;

•	attend committee meetings of each standing committee of the Board as deemed appropriate;

•	assist in representing the Company to external groups, including customers, vendors, stockholders, as well as governmental and non-governmental bodies; and

•	recommend outside advisors and consultants that report to the Board on Board-wide issues.

Our non-executive chair also calls and presides at meetings of the non-employee directors (executive sessions) as appropriate. CSRA’s governance processes include such executive sessions after Board meetings, annual evaluations of the CEO’s performance, succession planning, annual Board and committee self-assessments, and other governance processes contained in our Corporate Governance Guidelines and the Board committee charters.

Director Independence

Independent Directors. The Board assesses the independence of our directors and examines the nature and extent of any relationships between CSRA and our directors, their families and their affiliates. The Corporate Governance Guidelines provide that a director is “independent” if he or she satisfies the NYSE requirements for

III-10

director independence and the Board affirmatively determines that the director has no material relationship with CSRA (either directly, or as a partner, stockholder or officer of an organization that has a relationship with CSRA). In fiscal year 2017, the Board determined that nine of our directors—Sanju K. Bansal, Michèle A. Flournoy, Mark A. Frantz, Nancy Killefer, Craig L. Martin, Sean O’Keefe, Michael E. Ventling, Billie I. Williamson, and John F. Young—are independent.

Non-Management Director Meetings. The non-management directors meet in executive session after the conclusion of each regularly scheduled Board meeting, and meet at such additional times as they may determine.

Committee Independence Requirements. All members serving on the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee must be independent or otherwise be eligible to be a committee member under Section 303A of the NYSE Listed Company Manual. In addition, each Audit Committee member must meet heightened independence criteria under the rules and regulations of the NYSE and the SEC relating to audit committees, and each Compensation Committee member must meet heightened independence criteria under the rules and regulations of the NYSE and the SEC relating to compensation committees, be a “non-employee director” pursuant to the Exchange Act and an “outside director” for purposes of Section 162(m).

Oversight of Risk Management

We believe our Board leadership structure supports a risk-management process in which senior management is responsible for our day-to-day risk-management processes and the Board provides oversight of our risk management. As part of its oversight responsibility, the Board oversees and maintains CSRA’s governance and compliance processes and procedures to promote high standards of responsibility, ethics, and integrity.

Management Role. In order for CSRA to identify and mitigate CSRA’s risk exposures, our Internal Audit function facilitates an Enterprise Risk Management (ERM) review to (1) identify risks in the strategic, operational, financial reporting and compliance domains, for CSRA as a whole, as well as for each operating unit, and (2) evaluate the effectiveness of existing mitigation strategies. Internal Audit reports to the Chief Financial Officer (CFO) and the Audit Committee and coordinates and reviews assessments of internal processes and controls for ongoing compliance with internal policies and controls. Internal Audit periodically reports potential areas of risk to the Board and its committees.

Board Role. The Board has overall responsibility for oversight of risk and assesses our strategic and operational risks throughout the year on an ongoing basis. Members of senior management regularly report on the opportunities and risks faced by CSRA in the markets in which CSRA conducts business.

Committee Role. In fulfilling its oversight role, the Board delegates certain risk management oversight responsibility to the Board’s committees. The committees meet regularly and report any significant issues and recommendations discussed during the committee meetings to the Board. Specifically, each committee fulfills the following oversight roles:

•	The Audit Committee oversees risks related to accounting, financial reporting processes and internal controls of CSRA. The Audit Committee also reviews CSRA’s policies and practices with respect to risk assessment and risk management. As a part of its review, the Audit Committee and management discuss CSRA’s major risk exposures and the steps that management has taken to monitor and control such exposures. The Audit Committee then reports the results of its review to the Board.

•	The Compensation Committee monitors the risks associated with succession planning and leadership development as well as compensation plans, including evaluating the effect that CSRA’s compensation plans may have on decision making.

•	The Nominating/Corporate Governance Committee monitors the risks related to CSRA’s governance structure and process. The Nominating/Corporate Governance Committee is responsible for developing

III-11

and implementing a director evaluation program to measure the individual and collective performance of directors and the fulfillment of their responsibilities to our stockholders, including an assessment of the Board’s compliance with applicable corporate governance requirements and identification of areas in which the Board might improve its performance. The Nominating/Corporate Governance Committee is also responsible for overseeing an annual self-evaluation process for the Board and each of its committees designed to assure that directors contribute to our corporate governance and to our performance. These tasks are accomplished in part through our annual Board evaluation.

Compensation and Risk

During fiscal year 2017, CSRA management reviewed its executive and non-executive compensation programs and determined that none of its compensation programs encourages or creates unnecessary risk taking, and none is reasonably likely to have a material adverse effect on CSRA. In conducting this assessment, CSRA inventoried its executive and non-executive plans and programs and analyzed the components and design features of these programs in the context of risk mitigation. A summary of the findings of the assessment was provided to the Compensation Committee, the Audit Committee, and the Board. Overall, CSRA concluded that (1) CSRA’s executive compensation programs provide a mix of awards with performance criteria and design features that mitigate excessive risk taking; (2) non-executive employee (non-sales) arrangements are primarily fixed compensation (salary and benefits) with limited incentive opportunity and do not encourage excessive risk taking; and (3) sales force incentive compensation plans moderate risk by using metrics that focus on driving sales growth, but not at the expense of profitability. CSRA also considered its robust executive stock ownership guidelines, clawback provisions and anti-hedging policy as risk mitigating features of its executive compensation program.

Talent Management and Succession Planning

CSRA’s Compensation Committee and Board engage annually in a review of succession plans. The annual review focuses on emerging talent and key positions at the executive officer and operating unit leadership level that are important to the execution of CSRA’s strategic priorities and are critical to achieving CSRA’s business goals. The Compensation Committee is also updated on issues relating to the overall workforce such as diversity, health and welfare benefits, performance management, turnover, attrition, and engagement.

Director Education

The Board recognizes the importance of its members keeping current on Company and industry issues and their responsibilities as directors. All new directors attend orientation training soon after being elected to the Board. Also, the Board expects that directors will attend continuing education programs for Board members, which may include internal strategy or topical meetings, third-party presentations, and externally offered programs.

Code of Ethics and Standards of Conduct

CSRA is committed to high standards of ethical conduct and professionalism. CSRA’s Code of Conduct, which applies to all CSRA directors, officers, and employees, confirms our commitment to ethical behavior in all CSRA activities. The Code of Conduct sets forth our policies and expectations on such topics as confidentiality, insider trading, conflicts of interest, protection of CSRA and customer property, and creating a proper and professional work environment. We expect everyone associated with our Company — including our directors, officers, employees, suppliers, and other third-parties with whom we do business — to operate ethically and to lead with integrity. CSRA’s Ethics and Compliance Office (“ECO”) maintains a toll-free and Internet-based helpline — the CSRA OpenLine — that employees can use to communicate any ethics-related concerns. The ECO reviews and investigates all concerns. CSRA also provides training for all employees on ethics and compliance issues.

III-12

In fiscal year 2017, there were no waivers of any provisions of the Code of Conduct for the CEO, CFO, or Controller. If CSRA were to amend or waive any provision of the Code of Conduct applicable to our CEO, CFO, and Controller that relates to any element of the definition of “code of ethics” enumerated in Item 406(b) of Regulation S-K, CSRA intends to disclose these actions on the CSRA website.

Board Diversity

The Nominating/Corporate Governance Committee is responsible for reviewing and assessing with the Board the appropriate skills, experience, and background sought for Board members in the context of our business and then-current membership on the Board. This assessment of Board skills, experience, and background includes numerous diverse factors including independence, experience, age and gender, and ethnic diversity. In addition, the Nominating/Corporate Governance Committee seeks to maintain a mix of individuals who possess experience in the sectors in which CSRA operates, such as technology, government service, and public policy, as well as those having backgrounds as executives in operations, finance, accounting, marketing, and sales. The Nominating/Corporate Governance Committee deems these practices to be effective.

Mandatory Retirement and Resignation of Directors

Under our Bylaws, a director must retire by the close of the first annual meeting of stockholders held after he or she reaches age 72, unless the Board determines that it is in the best interests of CSRA and its stockholders for the director to continue to serve until the close of a subsequent annual meeting.

Under the Corporate Governance Guidelines, the CEO must offer to resign from the Board when he or she ceases to be a CSRA employee.

Communicating with the Board or the Chair

Stockholders and other interested parties may communicate with the Board, individual directors, the directors as a group, or with the non-executive Chairman by writing in care of the Corporate Secretary, CSRA Inc., 3170 Fairview Park Drive, Falls Church, Virginia 22042. The Corporate Secretary reviews all submissions and forwards to members of the Board all appropriate communications that in his judgment are not offensive or otherwise objectionable and do not constitute commercial solicitations.

COMMITTEES OF THE BOARD

As of the date of this Information Statement, the Board has four standing committees: the Audit Committee, the Compensation Committee, the Nominating/Corporate Governance Committee, and the Executive Committee.

Each director serving on the Audit Committee, Compensation Committee, or Nominating/Corporate Governance Committee must be independent. In addition:

•	Each Audit Committee member must meet heightened independence criteria under the rules and regulations of the NYSE and the SEC relating to audit committees, and must be financially literate. No member of the Audit Committee may simultaneously serve on the audit committees of more than three public companies unless the Board determines that such simultaneous service would not impair the member’s ability to serve effectively on the Audit Committee.

•	The Board has determined that each current member of the Audit Committee qualifies as an “audit committee financial expert” for purposes of the rules of the SEC, and each member of the Audit Committee is financially literate.

•	Each Compensation Committee member must meet heightened independence criteria under the rules and regulations of the NYSE and SEC relating to compensation committees, be a

III-13

“non-employee director” for purposes of Rule 16b-3 promulgated under the Exchange Act, and be an “outside director” for purposes of Section 162(m). The Board has determined that each committee member satisfies all applicable requirements for membership on that committee.

•	The majority of the members of the Executive Committee is independent.

•	The current committee membership, the number of meetings from April 2, 2016 through March 31, 2017, and the function of each of the standing committees are described below.

Audit Committee

Committee	Current Members	Primary Responsibilities	Number of Fiscal Year 2017 Meetings
Audit	Billie I. Williamson (Chair) Michael E. Ventling John F. Young

•  Oversees financial reporting, accounting, control and compliance matters

•  Appoints and evaluates the independent auditor

•  Reviews with the internal and independent auditors the scope, results and adequacy of their audits and effectiveness of internal controls

•  Reviews enterprise risk management plans and status reports, including those related to cyber security and fraud deterrence

•  Reviews material financial disclosures

•  Pre-approves all audit and permitted non-audit services

•  Annually reviews CSRA’s compliance programs and receives regular updates about compliance matters

•  Annually reviews CSRA’s disclosure controls and procedures

•  Reviews and makes recommendations to the Board about related-person transactions

Nine

Anyone with questions or complaints regarding accounting, internal accounting controls, or auditing matters may communicate them to the ECO by calling CSRA’s Open Line available at 1.855.673.1089 or by submitting a question or complaint to www.csra.ethicspoint.com. Calls may be confidential or anonymous. ECO and the Head of Internal Audit will jointly investigate all such questions and complaints and will brief the Audit Committee on each matter. The Audit Committee may direct special treatment, including the retention of outside advisors, for any matter. The Code of Conduct prohibits retaliation against CSRA employees for any report or communication made in good faith through CSRA’s Open Line.

Compensation Committee

Committee	Current Members	Primary Responsibilities	Number of Fiscal Year 2017 Meetings
Compensation	Sean O’Keefe (Chair) Mark A. Frantz Craig L. Martin	• Approves and recommends full Board approval of the CEO’s compensation based upon an evaluation of the CEO’s performance by the non-management directors	Eight

III-14

Committee	Current Members	Primary Responsibilities	Number of Fiscal Year 2017 Meetings

•  Reviews and approves senior management’s compensation

•  Administers incentive and equity compensation plans and, in consultation with senior management, approves compensation policies

•  Reviews executive compensation disclosures and the annual compensation risk assessment

Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee was at any time during fiscal year 2017, or at any other time, one of our officers or employees. No executive officer of CSRA served or serves on the compensation committee or board of any company that employed or employs any member of the Compensation Committee or Board.

Nominating/Corporate Governance Committee

Committee	Current Members	Primary Responsibilities	Number of Fiscal Year 2017 Meetings
Nominating/Corporate Governance	Michèle A. Flournoy (Chair) Sanju K. Bansal Craig L. Martin Michael E. Ventling

•  Monitors the Board’s size, structure and operations

•  Sets criteria for Board membership

•  Searches for and screens candidates to fill Board vacancies and recommends candidates for election

•  Evaluates director and Board performance and assesses Board composition

•  Evaluates the Company’s corporate governance process

•  Recommends to the Board whether to accept the resignation of incumbent directors who fail to be re-elected in uncontested elections

Five

Executive Committee

Committee	Current Members	Primary Responsibilities	Number of Fiscal Year 2017 Meetings
Executive	Nancy Killefer (Chair) Sean O’Keefe Lawrence B. Prior III Billie I. Williamson	• Supervises and assists the CEO in making decisions on how best to progress the strategy set by the Board between Board meetings • Assists in time sensitive decision making to achieve strategic objectives set by the Board	14

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors consists of three directors. The Board has determined that each member is financially literate, and each of the members is designated as a “financial expert” as defined by the SEC. The Audit Committee operates under a written charter adopted by the Board of Directors. It is available on CSRA’s website at www.CSRA.com. The Audit Committee annually reviews its written charter and

III-15

workplan. The Audit Committee has determined that its charter and practices are consistent with the listing standards of the NYSE and the provisions of the Sarbanes-Oxley Act of 2002.

The Board of Directors has the ultimate authority for effective corporate governance, including oversight of the management of CSRA. The Audit Committee assists the Board in fulfilling its responsibilities by overseeing CSRA’s accounting, auditing and financial reporting processes, internal controls, financial risk exposures, and for monitoring compliance with certain regulatory and legal requirements. The Audit Committee regularly reports to the full Board. For a summary of the responsibilities of the Audit Committee, see also “Corporate Governance—Committees of the Board” in this Information Statement.

The Audit Committee relies on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out its oversight responsibilities. CSRA management is responsible for the preparation and integrity of CSRA’s financial statements, the financial reporting process, including evaluating the effectiveness of CSRA’s disclosure controls and procedures and internal control over financial reporting. The Audit Committee’s responsibility is to monitor and review these processes. It is not the Audit Committee’s duty or responsibility to conduct auditing or accounting reviews or procedures. In addition, management has responsibility for the Company’s compliance with legal and regulatory requirements.

CSRA’s independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”), is responsible for performing an independent audit of CSRA’s annual consolidated and combined financial statements, expressing an opinion on the conformity of the financial statements with U.S. generally accepted accounting principles, and expressing an opinion as to the effectiveness of internal control over financial reporting in accordance with the Standards of the Public Company Accounting Oversight Board (“PCAOB”).

In the course of fulfilling its responsibilities, the Audit Committee:

•	reviewed and discussed with management and Deloitte CSRA’s quarterly earnings press releases, consolidated and combined financial statements, related periodic reports filed with the SEC and related matters;

•	reviewed and discussed with management, the internal auditor, and Deloitte, as appropriate, the audit scopes and plans of both the internal auditor and Deloitte;

•	inquired about significant business and financial reporting risks, reviewed CSRA’s policies for risk assessment and risk management, and assessed the steps management is taking to control these risks, including cyber security and fraud deterrence;

•	met in periodic executive sessions with each of management, the internal auditor, and Deloitte, to discuss the results of their examinations, their evaluations of internal controls, and the overall quality of CSRA’s financial reporting;

•	met with the CFO and Principal Accounting Officer and other members of management, separately and as a group, to discuss various financial matters and the Company’s systems of internal control over financial reporting;

•	received reports about the receipt, retention, and treatment of financial reporting and other compliance concerns;

•	reviewed and assessed the qualitative aspects of CSRA’s ethics and compliance programs;

•	reviewed with the General Counsel and the Ethics and Compliance Officer legal and regulatory matters that may have a material impact on the consolidated and combined financial statements or internal control over financial reporting;

•	met with the internal auditor and Deloitte to discuss any matters that the internal auditor, Deloitte, or the Audit Committee believed should be discussed privately without members of management present;

III-16

•	reviewed and discussed with Deloitte the matters required to be communicated pursuant to PCAOB Auditing Standard No. 1301, Communications with Audit Committees;

•	received and reviewed the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte’s communications with the Audit Committee concerning independence, and had discussions with Deloitte about its independence; and

•	reviewed and discussed with management and Deloitte CSRA’s audited Consolidated and Combined financial statements and related footnotes for the fiscal year ended March 31, 2017, and the independent auditor’s report on those financial statements.

Based on the reviews and discussions referred to above, and subject to the limitations of the Audit Committee’s role and responsibilities referred to above and in the Audit Committee charter, the Audit Committee recommended to the Board, and the Board approved, that CSRA’s audited Consolidated and Combined financial statements referred to above be included in CSRA’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 for filing with the SEC.

The independent auditor reports directly to the Audit Committee, and the Audit Committee is responsible for retaining the independent registered public accounting firm and for pre-approving all audit and permitted non-audit services to be provided by the independent auditor. During the pre-approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the independent auditor. In determining whether to reappoint Deloitte, the Audit Committee considered various factors, including, but not limited to:

•	the quality and candor of Deloitte’s communication and its interaction with the Audit Committee and management;

•	the sufficiency of resources provided by Deloitte;

•	Deloitte’s knowledge of our business, accounting policies and practices, and internal control over financial reporting;

•	Deloitte’s independence and objectivity;

•	the performance of Deloitte on the audit;

•	the professional qualifications of Deloitte;

•	the appropriateness of Deloitte’s fees, taking into account the size and level of complexity of our organization and the resources necessary to perform the audit; and

•	the advisability and potential impact of selecting a different independent public accounting firm.

As a result of its evaluation, the Audit Committee concluded that Deloitte is independent and that the selection of Deloitte as CSRA’s independent registered public accounting firm for the fiscal year ending March 30, 2018 (“fiscal year 2018”) is in the best interests of CSRA and its stockholders, and recommended to the Board that such appointment be submitted to CSRA’s stockholders for ratification.

This report is provided by the following directors, who comprise the Audit Committee:

Billie I. Williamson, Chair

Michael E. Ventling

John F. Young

DIRECTOR COMPENSATION

Mr. Prior, as CEO and an employee director, does not receive any separate compensation for his Board activities. The following table sets forth the annual retainer and attendance fees payable to our non-employee

III-17

directors. In connection with our proposed Merger, the Compensation Committee and the Board have made various decisions with respect to outstanding equity awards of our non-employee directors, which will be effective upon consummation of the Merger. These actions are discussed in the attached Schedule 14D-9 and are not reflected in this summary or the compensation tables.

Fiscal Year 2018 Director Retainers and Fees

Annual Retainer[1]	$90,000
Non-Executive Chair Fee[1]	$80,000
Lead Independent Director Fee[1]	$25,000
Audit Committee Chair Fee[1]	$30,000
Compensation Committee Chair Fee[1]	$20,000
Nominating/Corporate Governance Committee Chair Fee[1]	$15,000
Committee Member Fee[1]	$10,000
Annual Equity Award (all non-employee directors other than Non-Executive Chair)[2]	$160,000
Annual Equity Award (Non-Executive Chair)[2]	$220,000
Additional Meeting Attendance Fee[1,3]	$2,500

1.	Amounts payable in cash may be deferred pursuant to the Deferred Compensation Plan, which is described further below under “Fiscal Year 2017 Nonqualified Deferred Compensation.”
2.	Annual equity awards are made in the form of restricted stock units (RSUs). RSUs generally vest on the earlier of the first anniversary of the grant date or the next annual meeting of stockholders.
3.	For meetings, special projects, and assignments involving travel, once a director has exceeded (1) an aggregate of eight Board meetings, projects, and assignments or (2) an aggregate of committee meetings, projects, and assignments equal to six times the number of committees on which the director serves.

The following table sets forth for each non-employee director certain information with respect to compensation earned in fiscal year 2017.

Name	Fees Earned[1] or Paid in Cash	Stock Awards[2]	Total
Keith B. Alexander	$93,370	$160,828	$254,198
Sanju K. Bansal	99,726	160,828	260,554
Michèle A. Flournoy	112,918	160,828	273,746
Mark A. Frantz	99,726	160,828	260,554
Nancy Killefer	160,137	199,738	359,875
Craig L. Martin	109,699	223,342	333,041
Sean O’Keefe	127,877	160,828	288,705
Michael E. Ventling	106,164	160,828	266,992
Billie I. Williamson	132,698	160,828	293,526
John F. Young	64,329	160,828	225,157

1.	Reflects all cash compensation earned during fiscal year 2017, whether or not payment was deferred pursuant to the Deferred Compensation Plan.
2.	Reflects the grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718—Compensation—Stock Compensation (FASB ASC Topic 718) in connection with the RSUs granted during fiscal year 2017. For a discussion of the assumptions made in the valuation of restricted stock and RSUs, see “Note 1—Basis of Presentation and Summary of Significant Accounting Policies” to the Consolidated and Combined Financial Statements included in the 2017 Annual Report.

III-18

Each non-employee director received an annual equity retainer grant of RSUs on August 12, 2016. The number of RSUs granted was determined by dividing the applicable retainer amount ($200,000 for Mrs. Killefer and $160,000 for the other directors) by the closing price of our common stock on August 12, 2016 and rounding the quotient to the nearest 100 shares. This resulted in grants of 7,700 RSUs to Mrs. Killefer and 6,200 RSUs to each other director. These RSUs vested on August 8, 2017.

Mr. Martin, who joined the board on March 15, 2016, received an additional 2,300 RSUs during fiscal year 2017. These RSUs reflect the prorated portion of his fiscal year 2016 award and vested in August 2016.

The aggregate number of stock awards outstanding for each non-employee director as of March 31, 2017 were as follows:

Name	Aggregate Stock Awards Outstanding as of March 31, 2017
Keith B. Alexander	6,200
Sanju K. Bansal	6,200
Michèle A. Flournoy	6,200
Mark A. Frantz	6,200
Nancy Killefer	7,700
Craig L. Martin	6,200
Sean O’Keefe	6,200
Michael E. Ventling	6,200
Billie I. Williamson	6,200
John Young	6,200

EQUITY OWNERSHIP GUIDELINES

Under stock ownership guidelines adopted by the Board, Board members other than the CEO are required to hold a number of CSRA shares having a value equal to at least five times the amount of the non-executive director annual cash retainer fee. Non-executive directors are required to accumulate this number of shares over a three-year period. Restricted stock units are taken into account for purposes of determining whether these requirements have been met. Stock ownership guidelines for the executive officers, including the CEO, are described under “Executive Compensation–Additional Compensation Policies–Equity Ownership Guidelines.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our NEOs; and

•	all of our directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power or investment power over such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights held by that person that are exercisable or will become exercisable within 60 days are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other

III-19

person. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.

The amounts and percentages shown below reflect beneficial ownership as of March 1, 2018 as determined in accordance with Rule 13d-3 under the Exchange Act.

Name and Address of Beneficial Owner[1]	Beneficial Ownership[2]		Percentage of Class
Directors and NEOs:
Keith B. Alexander	3,900	[3]	*
Sanju K. Bansal	10,100		*
Michèle A. Flournoy	10,100		*
Mark A. Frantz	10,100		*
William J. Haynes II	64,227		*
David F. Keffer	60,207		*
Nancy Killefer	8,119	[3]	*
Craig L. Martin	28,500		*
Paul Nedzbala	16,968		*
Sean O’Keefe	14,319		*
Lawrence B. Prior III	278,391		*
John P. Reing	6,622		*
Michael E. Ventling	10,100		*
Billie I. Williamson	10,300		*
John F. Young	6,200		*
All directors and executive officers as a group (21 persons)	634,459		* %

Principal Stockholders:
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, Maryland 21202	25,664,031	[4]	15.5%
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	20,205,731	[5]	12.2%
FMR LLC 245 Summer Street Boston, Massachusetts 02210	13,882,092	[6]	8.4%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	9,627,742	[7]	5.8%

* Less than 1%.

1.	Unless otherwise indicated, the address of each person or group is c/o CSRA Inc., 3170 Fairview Park Drive, Falls Church, Virginia 22042.
2.

With respect to Messrs. Haynes, Keffer, Nedzbala, Prior and Reing and all executive officers and directors of CSRA as a group, includes 40,103; 52,005; 16,563; 201,465; 3,994; and 405,245 shares of common stock, respectively, subject to employee options which were outstanding on March 1, 2018, and currently

III-20

are exercisable or which are anticipated to become exercisable within 60 days after the date of this Information Statement. These shares are deemed to be outstanding in computing the percentage of class.
3.	Excludes 6,200 and 7,700 shares, the receipt of which was deferred by Mr. Alexander and Ms. Killefer, respectively, pursuant to the NQDC Plan.
4.	This information, which is not within the direct knowledge of CSRA, has been derived from a Schedule 13G/A filed by T. Rowe Price Associates, Inc. with the SEC on February 14, 2018. Based upon information contained in the filing, T. Rowe Price Associates, Inc. has sole voting power with respect to 6,757,752 of these shares and sole dispositive power with respect to 25,664,031 of these shares.
5.	This information, which is not within the direct knowledge of CSRA, has been derived from a Schedule 13G/A filed by The Vanguard Group with the SEC on February 8, 2018. Based upon information contained in the filing, The Vanguard Group has sole voting power with respect to 195,645 of these shares, shared voting power with respect to 18,019 of these shares, sole dispositive power with respect to 20,003,499 shares and shared dispositive power with respect to 202,232 shares.
6.	This information, which is not within the direct knowledge of CSRA, has been derived from a Schedule 13G/A filed by FMR LLC with the SEC on February 13, 2018. Based upon information contained in the filing, Fidelity Investments has sole voting power with respect to 2,771,276 of these shares and sole dispositive power with respect to 13,882,092 shares.
7.	This information, which is not within the direct knowledge of CSRA, has been derived from a Schedule 13G filed by BlackRock, Inc. with the SEC on January 29, 2018. Based upon information contained in the filing, BlackRock, Inc. has sole voting power with respect to 8,699,397 of these shares and sole dispositive power with respect to 9,627,742 of these shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires CSRA directors and executive officers to file with the SEC initial reports of ownership and reports of changes in ownership of CSRA common stock and other equity securities of CSRA. Executive officers and directors are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of information furnished to us, reports filed through us, and representations that no other reports were required, all of our executive officers and directors filed the reports required under Section 16(a) on a timely basis for the fiscal year ended March 31, 2017, except that Messrs. Deutsch, Luebke and Prior and Ms. Sullivan filed reports late relating to equity grants that vested in May 2016.

CERTAIN RELATIONSHIPS AND RELATED-PERSON TRANSACTIONS

Policy and Procedures Governing Related-Person Transactions

Our Board has adopted a written policy requiring the approval by the Audit Committee of all transactions in excess of $120,000 between CSRA and any related person. Under this policy, a “related person” is any:

•	person who is or was (since the beginning of the last fiscal year for which CSRA filed a Form 10-K and proxy statement, even if such person does not currently serve in that role) an executive officer, director, or nominee for election as a director of CSRA;

•	any person known by CSRA to be the beneficial owner of more than 5% of any class of CSRA’s voting securities at the time when a transaction in which such person had a direct or indirect material interest occurred or existed; or

•	an immediate family member of either of the foregoing.

An “executive officer” for this purpose is any person subject to the provisions of Section 16 of the Exchange Act. An “immediate family member” is any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, or any person (other than a tenant or employee) sharing the household of a person.

III-21

A transaction includes, but is not limited to, any financial transaction, arrangement, or relationship (including any indebtedness or guarantee of indebtedness), or any series of similar transactions, arrangements, or relationships. In determining whether to approve an interested transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director will participate in any discussion or approval of an interested transaction for which he or she (or an immediate family member) is a related party, except that the director will provide all material information concerning the interested transaction to the Audit Committee.

Our Audit Committee has determined certain categories of related-person transactions will be deemed to have been reviewed in advance and pre-approved by the Audit Committee, even if the aggregate amount involved will exceed $120,000, including transactions with another company with a value that does not exceed the greater of $1 million or 2% of the other company’s annual revenues, where the related person’s only relationship is as a director or beneficial holder of less than 10% of the other company’s equity interests.

Our Board has delegated to the Chair of the Audit Committee or, if the Chair of the Audit Committee is not independent, the Chair of the Board (and if the Chair of the Board is not independent, the lead independent director), the authority to pre-approve or ratify, any related-person transaction, in which the aggregate amount involved is expected to be equal to or less than $1,000,000.

There were no material related party transactions during fiscal year 2017 and no transactions were considered or reviewed in connection with this policy.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Discussion and Analysis (“CD&A”) set forth below provides key information related to our executive compensation programs and policies for fiscal year 2017. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement. In connection with our proposed Merger, the Compensation Committee has made various decisions with respect to outstanding cash and equity awards and employment agreements that we have with certain of our named executive officers (“NEOs”), which will be effective upon consummation of the Merger. These actions are discussed in the attached Schedule 14D-9 and are not reflected in this CD&A or the compensation tables.

Sean O’Keefe, Chair

Mark Frantz

Craig L. Martin

Compensation Discussion and Analysis

The CD&A focuses on the compensation decisions for our NEOs for fiscal year 2017:

Name	Title
Lawrence B. Prior III	President and Chief Executive Officer
David F. Keffer	Executive Vice President and Chief Financial Officer
William J. Haynes II	Executive Vice President, General Counsel and Secretary
John P. Reing	Executive Vice President, Chief Human Resources Officer
Paul Nedzbala	Executive Vice President, Health & Civil Group

III-22

Executive Summary

Compensation Overview

As a relatively new publicly traded company, we have tailored our Executive Compensation program to align with the market and industry. We have a “pay for performance” philosophy designed to attract and retain critical executive talent and to provide our executives with the appropriate incentives to manage the Company in our stockholders’ interests.

We conduct a benchmarking analysis each year to determine competitive base salaries, annual cash incentives, and long-term incentive opportunities. Our program also includes post-employment, severance, and perquisite benefit programs.

The Compensation Committee will continue to review and monitor our executive compensation programs and may make adjustments it deems appropriate to ensure that the programs provide our executives with an appropriate mix of market-competitive compensation opportunities.

Each year, at the Company’s annual meeting, stockholders have the opportunity to cast an advisory vote to approve our executive compensation program. This vote is commonly referred to as a “say-on-pay” vote. Our Compensation Committee considers the outcome of the stockholder advisory vote when making decisions related to the compensation of our NEOs and our executive compensation program design, structure and policies.

At our 2016 annual meeting, the favorable voting result on our executive compensation program was 95.1%. This voting result suggests strong stockholder support for the philosophy, design and structure of our executive compensation program. Nevertheless, as noted below under the heading “Fiscal Year 2018 Long-Term Incentive Compensation,” the Compensation Committee approved several changes to the Long-Term Incentive Compensation program for fiscal year 2018 to enhance the competitiveness of the plan and respond to certain concerns raised by external proxy advisors. The Committee will continue to consider the results of the shareholders’ advisory votes on executive compensation when making decisions about our executive compensation program.

Compensation Governance

Our compensation programs incorporate best practices that we believe support our pay for performance philosophy while mitigating risk and aligning our executives’ interests with the interests of our stockholders.

Best Practices in Our Programs…

•	Pay for performance with the majority of executive pay being at risk

•	A market-based approach for determining NEO target pay

•	Annual peer group review

•	Clawback policy on all variable pay

•	Double-trigger provisions for change in control

•	Stock ownership guidelines

•	Independent compensation consultant reporting directly to the Compensation Committee

Not Included in Our Programs…

III-23

•	Option backdating or the ability to cash out or reprice underwater options

•	Gross-ups

•	Individual “single-trigger” change in control agreements

•	Excessive perquisites for executive officers that are not available to other employees

CEO Compensation Overview

In December 2016, the Committee entered into a 3-year employment agreement with Mr. Prior (the “CEO Employment Agreement”). In connection with entering into this agreement, and after consideration of market data provided by the Committee’s independent consultant, the Committee set Mr. Prior’s base salary at $950,000 and his target annual incentive opportunity at 125% of base salary. In addition, the Committee awarded Mr. Prior a restricted stock unit award valued at $2,250,000 at the time of grant. The RSU award will vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date. The purpose of this award was to provide Mr. Prior with a meaningful stake in our Company and to foster his long-term retention and alignment of interests with those of our stockholders.

Fiscal Year 2017 Compensation

Total Direct Compensation

The following chart summarizes the characteristics and primary purpose of each element of our executive compensation program. The first three of these elements collectively compose “Total Direct Compensation.” The “target” Total Direct Compensation for each NEO consists of each executive’s annual base salary, target annual cash incentive opportunity, and target long-term incentive opportunity.

Compensation Element	Characteristics	Primary Purpose
Elements of Total Direct Compensation:
Base Salary	Annual fixed cash compensation.	Provide a fixed amount of cash compensation based on individual performance, experience, skills, responsibilities and competitive pay levels.
Annual Cash Incentives	Annual variable cash compensation determined by Company financial performance, attainment of strategic goals, and individual performance.	Motivate and reward the achievement of annual financial and other operating goals and individual performance that drive stockholder value over time.
Long-Term Incentives	Long-term equity awards generally granted annually as a combination of stock options and Performance Share Units.	Motivate and reward profitable growth and increase in share price over time and align with our stockholders’ interests. Align pay with performance over multi-year overlapping performance cycles.
Other Compensation Elements:
Post-Employment Benefits	Retirement and deferred compensation plans.	Offer competitive retirement compensation designed to attract and retain mid- and late-career senior executives.
Severance/Change-in-Control	Contingent short-term compensation.	Provide assurance of short-term compensation continuity to allow

III-24

Compensation Element	Characteristics	Primary Purpose
executives to remain focused on stockholder interests in a dynamic environment.
Perquisites and Benefits	Limited perquisites and health and welfare benefits.	Provide benefits consistent with competitive practice and enhance executive work efficiency.

The Compensation Committee makes decisions regarding each element of Total Direct Compensation. Since our focus is on performance, the Compensation Committee does not consider aggregate amounts earned or benefits accumulated by an executive from prior CSRA service as a significant factor in making compensation decisions. To assess the competitiveness of the Total Direct Compensation opportunity and each of its elements for our NEOs, these elements are compared to the market median for similarly situated executives in companies against which we compete for executive talent. Please see “Compensation Framework – Review of Market Compensation Data” below for a discussion of our peer group and other data used to assess the competitive market.

The market competitiveness of our pay opportunities is just one factor that the Compensation Committee reviews when evaluating our executive compensation programs. Additional factors may include the Company’s performance (including its strategy and management’s performance in executing that strategy) and individual factors such as the NEO’s level of responsibility, experience, succession potential and individual performance.

Base Salary

General. Base salary is the only fixed component of our NEOs’ compensation and constitutes less than half of each NEO’s Total Direct Compensation. Base salary is determined based on the level of responsibility assumed by an executive, experience, performance, and competitive pay practices. Base salary adjustment decisions also consider promotions, changes in responsibilities, performance, succession potential, Company merit pay budgets, and market trends. At the beginning of each fiscal year, the Compensation Committee reviews the base salary for each NEO and determines any base salary adjustments. The Compensation Committee also considers how base salary adjustments affect annual cash incentive opportunities and target long-term incentive grant values, which are established as a percentage of base salary. The Compensation Committee exercises a slight bias towards a heavier weight on incentive compensation as a percentage of competitive target Total Direct Compensation.

Fiscal Year 2017 Base Salary Increases. Following Board review and approval, Mr. Keffer’s annual base salary was increased from $425,000 to $525,000, effective May 16, 2016, to better align his annual base salary with that of other CFO positions in our peer group. In addition, the Board approved an increase in Mr. Prior’s annual base salary from $825,000 to $950,000 effective December 24, 2016 in connection with the execution of his employment contract.

Fiscal Year 2017 Base Salary Table

The following table presents the fiscal year 2017 annualized base salaries as of fiscal year-end for each of our NEOs, and the percentage that this base salary represents in target Total Direct Compensation.

Named Executive Officer	Annualized Fiscal Year 2017 Base Salary	Percentage of Target Total Direct Compensation
Lawrence B. Prior III	$950,000	14%
David F. Keffer	525,000	25%
William J. Haynes II	550,000	24%
John P. Reing	375,000	29%
Paul Nedzbala	400,000	33%

III-25

Annual Cash Incentives

Each of our NEOs participated in the Executive Incentive Compensation Plan (the “EICP”) during fiscal year 2017. The EICP is an annual cash incentive plan, which is designed to take into account a variety of factors, including Company financial performance, the NEO’s contribution to the achievement of the Company’s strategic goals, the NEO’s individual performance, and client satisfaction. Therefore, EICP awards are directly linked to Company and individual performance.

Target EICP Awards. The Compensation Committee establishes a target award percentage for each NEO who participates in the EICP. The target award value is equal to the target award percentage multiplied by the NEO’s base salary. Each NEO’s target award value is established in consideration of market practices, individual scope of responsibility and expected contribution.

Fiscal Year 2017 Target EICP Award Table. The table below reflects the fiscal year 2017 target award percentage, the corresponding target award value, and the target award value as a percentage of target Total Direct Compensation, in each case, as of fiscal year-end.

Named Executive Officer	Target EICP Percentage	Target EICP Value	Percentage of Target Total Direct Compensation
Lawrence B. Prior III	125%	$1,187,500	17%
David F. Keffer	100%	525,000	25%
William J. Haynes II	100%	550,000	24%
John P. Reing	100%	375,000	29%
Paul Nedzbala	100%	400,000	33%

How the EICP Works. EICP awards are earned based on performance relative to targeted financial goals and strategic objectives. Awards are subject to further discretionary modifications for individual performance. For fiscal year 2017 EICP awards, the financial goals were weighted 90% and the strategic objectives were weighted 10%.

For each financial performance measure, the Compensation Committee establishes a threshold, target and stretch goal. Performance at the threshold level generally corresponds to a 90% achievement percentage, performance at the target level corresponds to a 100% achievement percentage, and performance at or above the stretch level corresponds to a 110% achievement percentage. Achievement percentages are interpolated on a straight-line basis for performance between these performance levels. The maximum achievement percentage, with respect to any measure, is 110%, and, in general, there is no payout, with respect to any measure, for performance below the threshold level.

In order to emphasize profitability, the Company must achieve at least 90% of its Adjusted EBITDA target before any funding is available. The weighted financial performance measure is determined by calculating the percentage of the financial goal achieved by their respective weightings. The Compensation Committee, in its discretion, also evaluates the Company’s performance against a set of strategic objectives that account for 10% of the plan’s weightings and assigns a final score that ranges from 0% to 200%. The weighted financial performance measure plus the strategic objectives score results in the final company score.

EICP award payouts are determined by multiplying each NEO’s target award value by the final company score and by their individual performance score.

Special rules apply for executives who are subject to Section 162(m) of the Internal Revenue Code. If the Company achieves 90% of its Adjusted EBITDA target for the year, each executive subject to Section 162(m) becomes eligible to receive the maximum EICP payout. However, to ensure the EICP operates the same way for all executives, the Compensation Committee then exercises “negative discretion” to reduce the executive’s EICP payment based on actual performance with respect to the financial and other measures described in this section.

III-26

Fiscal Year 2017 Financial Measures. All NEOs are measured against our financial performance. Management recommends specific goals for financial measures. The Compensation Committee reviews and recommends these goals to the Board for approval.

The table below describes the financial measures, weightings, goals and results used in determining the payouts for the fiscal year 2017 EICP awards.

Financial Measures (Weightings)	Purpose	Fiscal Year 2017 Threshold (millions)	Fiscal Year 2017 Target (millions)	Fiscal Year 2017 Stretch (millions)	Fiscal Year 2017 Results (millions)	% Achieved
Adjusted EBITDA (25%)	Measure of the Company’s profitability and ability to service debt.	$855.9	$951	$1,046.1	$902	95%

Free Cash Flow (25%)	Key component of Company valuation reflecting liquidity, profitability, improved working capital management and capital efficiency.	$304.2	$338	$371.8	$328	97%

Total Contract Value (20%)	Represents the total value of programs won and incremental contract value awarded and booked during the period, including all option periods and single award IDIQs.	$5,670	$6,300	$6,930	$6,900	109%

Revenue (20%)	Primary measure of growth, which requires expansion of current business, capture of new business, and conversion into a revenue stream.	$4,779	$5,310	$5,841	$4,993	94%

Fiscal Year 2017 Strategic Objectives. Management also recommends a set of strategic objectives for review and evaluation by the Compensation Committee and approval by the Board. These goals are intended to emphasize critical components of the Company’s strategy. For fiscal year 2017, these objectives included achievement of the merger cost synergy case, successful completion of integration activities, achievement of stated net-promoter score, and advancing the Company’s strategy to provide “Next Gen” services through leveraging our capabilities with strategic partners.

The Compensation Committee, in its discretion, determined that the strategic objectives for fiscal year 2017 EICP were achieved at 200% based on the Company’s achievement with respect to the fiscal year 2017 objectives. Key accomplishments included achievement of the merger cost synergy case, successful completion of several integration milestones, a net promoter score well in excess of the target, establishment of preferred partnerships with key Next Gen Partners as well as the negotiation of a favorable IP matters agreement with CSC, successfully meeting our ITC hiring objectives for the fiscal year through outstanding leadership and collaboration, the establishment of a new presence in the market through the launch of our new brand and media campaign, and improved program performance across the Company.

Company Scores. The final weighted financial and strategic objectives scores for fiscal year 2017 resulted in a Company Score of 95%.

III-27

Individual Performance Adjustments. Each NEO completed a self-evaluation based on performance against fiscal year 2017 goals, impact of contributions to the Company, and personal development as a leader. Each NEO was rated as having High Impact, Solid Impact, Adequate Impact or Insufficient Impact. Our CEO provided feedback and ratings to each member of the executive leadership team, and the Compensation Committee did the same for our CEO. In each case, individual performance was assessed against goals. In addition, retention considerations were taken into account, and Pearl Meyer provided competitive peer group market data that was also considered in determining the final personal scores. The resulting personal scores, which ranged from 1.00 to 1.20 for the NEOs, were then applied to the award calculations to determine the fiscal year 2017 EICP payouts for each NEO.

Fiscal Year 2017 EICP Payouts. The results of the Compensation Committee’s final determinations regarding both the company score and personal scores are reflected in the actual incentive paid to each executive for fiscal year 2017, as listed below.

Fiscal Year 2017 EICP Payouts
Named Executive Officer	Annualized Target EICP Value ($)	Pro-Rata Target EICP Value ($)	Actual Award Paid ($)	Award Paid (% of Target)
Lawrence B. Prior III*	1,187,500	1,073,202	1,223,450	114%
David F. Keffer*	525,000	512,671	584,445	114%
William J. Haynes II	550,000	550,000	522,500	95%
John P. Reing	375,000	375,000	391,875	105%
Paul Nedzbala	400,000	400,000	456,000	114%

*	Mr. Prior’s and Mr. Keffer’s target award values and payments were pro-rated based on adjustments to their salaries during the year as discussed above.

Long-Term Incentive Compensation

General. Long-term incentive (“LTI”) compensation is the largest component of executive compensation for our NEOs. For fiscal year 2017, our regular cycle LTI awards continued to consist of grants of service-based stock options (“Stock Options”), weighted 40%, and performance-based restricted stock units (“Performance Share Units” or “PSUs”) with a three-year performance cycle, weighted 60%.

At the beginning of each fiscal year, the Compensation Committee establishes a target LTI grant value for each NEO, expressed as a percentage of base salary, and the relative mix of award types. Individual target LTI grant values are determined in light of market practices, and actual award levels reflect individual performance and succession potential. The Compensation Committee follows a similar process for new executives who join the Company during the fiscal year.

Fiscal Year 2017 Target LTI Percentage Increases. In order to provide competitive, market driven compensation, Mr. Prior’s target LTI percentage was increased from 400% to 500% of annual base salary effective May 16, 2016.

III-28

Fiscal Year 2017 Target LTI Table. The following table presents the fiscal year 2017 target LTI grant values, the target LTI percentage and long-term incentives as a percentage of target Total Direct Compensation, in each case, as of fiscal year end.

Named Executive Officer	Annualized Base Salary ($)	Target LTI Percentage	Target LTI Value ($)	Percentage of Target Total Direct Compensation
Lawrence B. Prior III	950,000	500%	4,750,000	69%
David F. Keffer	525,000	200%	1,050,000	50%
William J. Haynes II	550,000	225%	1,237,500	53%
John P. Reing	375,000	150%	562,500	43%
Paul Nedzbala	400,000	100%	400,000	33%

Stock Options. Stock Options, which comprise 40% of each NEO’s target LTI award, provide value to executives only if the market value of our common stock appreciates over time. The exercise price for each Stock Option is the closing price of our common stock on the grant date. One-third of the Stock Options vest and become exercisable on each of the first three anniversaries of the grant date.

Performance Share Units. Performance Share Units, which comprise 60% of each NEO’s target LTI award, provide an opportunity for our executives to earn common stock if targeted performance goals are met over a three-year performance period. Performance is measured based on the Company’s Adjusted diluted Earnings Per Share (“EPS”) and Free Cash Flow (“FCF”). The Compensation Committee believes that EPS and FCF, aside from being key measures of stockholder value, serve as important measures of our financial performance in light of the Company’s multi-year strategy. For each award, EPS and FCF performance are measured over the last year in the three-year performance period. The Compensation Committee establishes threshold, target and maximum EPS and FCF goals, at which 50%, 100% and 200%, respectively, of the target PSUs may vest. Vesting is interpolated for EPS and FCF performance between these goals. No PSUs vest if EPS and FCF performance are below the threshold goals.

In addition, each award provided in fiscal year 2016 and fiscal year 2017 offers an opportunity for accelerated vesting based on performance in the first and second years of the performance period, in order to motivate progress toward multi-year goals.

EPS was the only performance metric in the plan for the fiscal year 2016 grant. Our EPS for that year equaled or exceeded the threshold EPS goal for the award, providing for 25% of the target PSUs to vest at the end of the first year of the performance period. In the second year of the performance period (fiscal year 2017), 25% of the target PSUs were eligible to vest at the end of the performance period if our EPS for that year equaled or exceeded the 75th percentile of the EPS target. However, the Company did not achieve that performance milestone. At the end of the third year in the performance period (fiscal year 2018), the Company will assess the final results to determine if any further vesting has been earned.

In our fiscal year 2017 grant, the Company adopted both EPS and FCF as the performance measures for the plan. If our EPS for the first year of the performance period equals or exceeds the threshold EPS goal for the award, 12.5% of the target PSUs may vest at the end of the first year of the performance period. Similarly, if our FCF for that year equals or exceeds the threshold FCF goal for the award, 12.5% of the target PSUs may vest at the end of the first year of the performance period. In addition, 12.5% of the target PSUs may vest at the end of the second year of the performance period if our EPS for that year equals or exceeds the threshold EPS goal (if not achieved after year one) or if our EPS performance for the second year equals or exceeds the EPS goal at which 75% of the target PSUs vest (if partial vesting occurred after year one). Similarly, 12.5% of the target PSUs may vest at the end of the second year of the performance period if our FCF for that year equals or exceeds the threshold FCF goal (if not achieved after year one) or if our FCF performance for the second year equals or exceeds the FCF goal at which 75% of the target PSUs vest (if partial vesting occurred after year one). Up to

III-29

200% of the target PSUs, less any PSUs which vested in years one or two, may vest at the end of the third year of the performance period, half of which are subject to our EPS performance and half of which subject to our FCF performance for that year. The threshold EPS goal achievement of $2.09 in year one would have delivered 12.5% vesting. The threshold FCF of $338.5M in year one would have delivered a 12.5% vesting. However, the Company did not achieve these performance milestones in year one so there was no accelerated vesting resulting from the fiscal year 2017 PSU grant.

Fiscal Year 2017 PSUs. Each NEO was granted a target number of fiscal year 2017 PSUs as set forth in the “Fiscal Year 2017 Long Term Incentive Awards” table below. Between 0% and 200% of the target fiscal year 2017 PSUs will vest at the end of fiscal year 2019 based on our EPS and FCF performance for fiscal year 2019. The threshold EPS goal delivers 50% vesting, and below threshold delivers 0% vesting. The target at which the fiscal year 2017 PSUs will vest has been set by the Compensation Committee at $2.09, subject to adjustment to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, and unusual or infrequently occurring events or transactions.

Fiscal Year 2017 Long-Term Incentive Awards. The target award value actually received and the number of shares granted for each element of our LTI compensation for fiscal year 2017 is set forth in the table below.

In addition to the regular cycle LTI awards noted above, in May 2016 the Executive team, including the NEOs with the exception of Mr. Prior, received an additional Restricted Stock Unit grant. These RSU awards will vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date. In evaluation of current ownership across the Section 16 officers, the Board felt that an inducement grant would accelerate the competitive ownership stake in the Company as well as improve retention considering the limited values of unvested equity due to the Company’s limited history of grants following the launch of the Company in November 2015.

In December 2016, the Committee and full Board awarded Mr. Prior a Restricted Stock Unit award valued at $2,250,000 at the time of grant as an element of his employment agreement. The RSU award will vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date. The purpose of this award was to provide Mr. Prior with a meaningful stake in our Company and to foster his long-term retention and alignment of interests with those of our stockholders.

Fiscal 2017 Target LTI and Retention RSUs
		Stock Options		Performance Share Units		Retention RSU Awards
Named Executive Officer	Target Annual LTI Received ($)	Target Award Value ($)	Target Stock Options (#)	Target Award Value ($)	Target Units (#)	Award Value ($)	Units (#)
Lawrence B. Prior III	4,125,000	1,650,000	265,797	2,475,000	96,452	2,250,000	78,616
David F. Keffer	1,050,000	420,000	67,657	630,000	24,552	1,050,000	40,919
William J. Haynes II	1,237,500	495,000	79,739	742,500	28,936	550,000	21,434
John P. Reing	562,500	225,000	36,245	337,500	13,153	562,500	21,921
Paul Nedzbala	400,000	160,000	25,774	240,000	9,353	400,000	15,588

In accordance with our Equity Grant Policy, the target award values listed in the table above generally differ from the award values listed in the Summary Compensation Table. In order to determine the number of Stock Options to award, the target grant value for options is divided by the fair market value of an option determined by using the average closing price of our stock for the three-month period ending on the grant date and the Black Scholes option pricing model. The number of shares underlying our Performance Share Units is also calculated by dividing the target grant value by the average closing price of our stock for the three-month period ending on the grant date. This method is employed to reduce the impact of stock price spikes, either positive or negative, when determining the number of shares underlying these awards. In contrast, the grant date fair values in the

III-30

Summary Compensation Table are determined using the grant date closing price and certain other assumptions required under FASB ASC Topic 718.

Fiscal Year 2018 Long-Term Incentive Compensation

The Compensation Committee has approved several changes to the Long-Term Incentive Compensation program for fiscal year 2018 to enhance the competitiveness of the plan and respond to areas of concern raised by external proxy advisors. In 2018, LTI awards were comprised of 60% Performance Share Units and 40% Restricted Stock Units. The accelerated vesting provision associated with the fiscal 2017 PSU program was eliminated, and the PSUs vest, based on performance, on the third anniversary of the grant date. One-third of the RSUs vest on each anniversary of the grant date over three years.

In addition, the single trigger provision in the equity award agreements associated with a change in control scenario were eliminated for new grants, beginning with annual grants made in May 2017.

We believe these changes will align executives’ interests with our stockholders’ interests, better align the CSRA equity plan with our peers, reinforce retention and performance against our long-term goals, and encourage executive stock ownership.

Fiscal Year 2017 Target Total Direct Compensation

The chart below displays the value of each element of target Total Direct Compensation described above for our NEOs, presented based on fiscal year-end annualized base salaries, targets and incentive percentages. The value of compensation actually realized will vary from the Compensation Committee’s targets based on the pro-rated incentive values the NEOs actually received, our financial results, and our stock price performance.

Named Executive Officer	Base Salary ($)	Target Annual Cash Incentives ($)	Target Long-Term Incentive Grant Value ($)	Target Total Direct Compensation ($)
Lawrence B. Prior III	950,000	1,187,500	4,750,000	6,887,500
David F. Keffer	525,000	525,000	1,050,000	2,100,000
William J. Haynes II	550,000	550,000	1,237,500	2,337,500
John P. Reing	375,000	375,000	562,500	1,312,500
Paul Nedzbala	400,000	400,000	400,000	1,200,000

Other Executive Compensation

Post-Employment Benefits

Retirement Plans. The Compensation Committee views retirement benefits as an important component of our executive compensation program. As such, we offer our employees, including the NEOs, a retirement program that provides the opportunity to accumulate retirement income. We periodically review our benefits program against our peer group and aim for the program to be competitive. None of our NEOs are eligible to participate in our frozen defined-benefit pension plan.

Retirement Plans
CSRA 401(k) Plan	Broad-based, qualified, defined contribution 401(k) plan with company match on a portion of employee contributions and directed investment alternatives.

SRA International Inc. 401(k) Savings Plan	Broad-based, qualified, defined contribution 401(k) plan with company match on a portion of employee contributions and directed investment alternatives.

III-31

Retirement Plans
This plan was merged into the CSRA 401(k) Plan effective April 1, 2017.

Deferred Compensation Plan	We maintain the CSRA Deferred Compensation Plan, which is offered to a select group of management employees. This unfunded plan allows participants to defer receipt of incentive compensation and salary. Additional details can be found under “Fiscal Year 2017 Nonqualified Deferred Compensation” below.

Severance and Change in Control Compensation

In order to offer competitive total compensation packages to our executive officers, as well as to ensure the ongoing retention of these individuals, we offer certain post-employment benefits to a select group of executive officers, including our NEOs. Mr. Prior’s severance is provided for in the CEO Employment Agreement. In addition, the Executive Officer Employment Separation Policy (the “Separation Policy”) covers those executives reporting directly to the CEO who are Section 16 officers. The CEO Employment Agreement and the Separation Policy provide “double trigger” income and benefits continuity protection to the executive for the limited case in which the employment of the executive officer is terminated by the Company without cause or by the executive for good reason during a specified window of time prior to (in the case of Mr. Prior) or following a change in control. This is intended to preserve executive productivity and encourage retention during an actual or potential change in control of the Company.

The CEO Employment Agreement also provides severance benefits if Mr. Prior’s employment is terminated by the Company without cause or Mr. Prior resigns for good reason in situations not involving a change in control. If Mr. Prior’s employment is terminated by the Company for cause, or if he resigns without good reason, he would not be entitled to any benefits under the CEO Employment Agreement. Similarly, the Separation Policy provides severance benefits, at the discretion of the CEO and Compensation Committee, to certain executives whose employment is terminated by the Company, without cause, in situations not involving a change in control. An executive who resigns from the Company or is terminated for cause is not entitled to benefits under the Separation Policy. We believe the importance of these benefits increases with the position and level of responsibility of the executive.

Additional details regarding the CEO Employment Agreement and Separation Policy are provided under “Potential Payments Upon Change in Control and Termination of Employment” below.

Perquisites and Other Benefits

Other Benefits. We provide benefits to eligible employees, including medical, dental, life, disability and accident insurance. These benefits are available to all U.S. employees generally, including the NEOs. These programs are designed to provide certain basic quality of life benefits and protections.

Perquisites. We provide certain limited perquisites to senior executives, including the NEOs, in order to enhance their security and productivity. The Compensation Committee reviews the perquisites provided to the NEOs annually as part of its overall review of executive compensation. The Compensation Committee has determined that it is reasonable and competitive to provide these benefits. These perquisites are described more fully in the “Summary Compensation Table” below.

III-32

Compensation Framework

Role of Management

The CEO, with the assistance of the Chief Human Resources Officer, conducts an annual review of the Total Direct Compensation of each executive officer, including the NEOs. The CEO’s review includes an assessment of each executive officer’s performance, the performance of the individual’s respective business unit or function, executive retention considerations, succession potential, and the competitive market. Following such review, the CEO recommends base salaries and target STI and LTI opportunities for the executive officers to the Compensation Committee.

Role of the Compensation Committee

The Compensation Committee, which is comprised entirely of independent directors, is responsible for overseeing the Company’s compensation policies and programs. In fulfilling its responsibilities, the Compensation Committee, working with Pearl Meyer, the independent compensation consultant, annually reviews general trends in executive compensation, compensation design, and the total value and mix of compensation for our executive officers. This process includes the review and approval of the target and actual Total Direct Compensation of each executive officer, taking into consideration internal pay equity, tenure and performance of various executive officers, potential future contributions, succession potential, and competitive market information. Pursuant to its charter, the Compensation Committee may delegate any of its responsibilities to a subcommittee or to Company employees or others. The Compensation Committee has not delegated its authority for compensation for executive officers. However, the Compensation Committee has delegated authority under our equity incentive plans to the CEO to grant equity awards to employees who are not senior executives, subject to certain limits.

CEO Compensation. The Compensation Committee works directly with its compensation consultant to provide a decision-making framework for setting the CEO’s target Total Direct Compensation. The Compensation Committee establishes the goals relevant to the CEO’s compensation and makes a recommendation to the Board for the CEO’s compensation. The independent directors of the Board review the Compensation Committee’s recommendations and determine the CEO’s Total Direct Compensation.

Role of Compensation Consultant

To assist the Compensation Committee in discharging its responsibilities, the Compensation Committee has directly retained Pearl Meyer as its independent compensation consultant.

Pearl Meyer consults with the Compensation Committee on executive compensation matters generally, including advising on trends and best practices in the design, composition and policies of executive compensation programs and providing commentary and advice on management proposals to the Compensation Committee. Specifically, during fiscal year 2017, Pearl Meyer advised the Compensation Committee on:

•	Pay practice trends

•	Proxy trends

•	CEO compensation

•	Non-employee director compensation

•	Pay for performance

•	Selection of peer group companies; and

•	Peer group pay comparisons

III-33

The compensation consultant also attends most Compensation Committee meetings at the request of the Committee Chair. Other than the work performed in fiscal year 2017 for the Compensation Committee, Pearl Meyer did not provide any other services to CSRA or our executive officers. Based on this and other factors reviewed by the Compensation Committee, the Compensation Committee has determined that the work performed by Pearl Meyer as the compensation consultant to the Compensation Committee does not raise any conflict of interest. The Compensation Committee will continue to monitor the independence of its compensation consultants on an annual basis.

Review of Market Compensation Data

The Compensation Committee reviews market pay levels and practices for NEOs using a combination of survey data and proxy disclosures on pay for our peer group. In March 2016, the Compensation Committee reviewed and approved our peer group for the purposes of reviewing the competitiveness of compensation opportunities for our NEOs.

The Compensation Committee considered several factors in its choice of peers, including the market in which the Company competes for executive talent, industry classification, revenue size, business descriptions and other size characteristics such as EBITDA, market capitalization and number of employees. The Peer Group includes the following 14 companies:

Peer Group

Company Name

L-3 Communications Holdings Inc.

Computer Sciences Corporation (now DXC Technology Co.)

NCR Corporation

Harris Corporation

NetApp, Inc.

Motorola Solutions, Inc.

Booz Allen Hamilton Holding Corporation

Fiserv, Inc.

Rockwell Collins Inc.

Leidos Holdings, Inc.

Science Applications International Corporation

CACI International Inc.

Textron, Inc.

Unisys Corporation

Within this Peer Group, we consistently compete with 4 of the 14 peer companies, so the Compensation Committee applies a filter to the Peer Group to ensure that competitor practices are not materially different from that of the Peer Group to protect against any significant market deviation.

Additional Compensation Policies

In addition to the components of our executive compensation program, we maintain the compensation policies described below.

Policy on Transactions in Company Securities and Related Derivatives

The Board of Directors has adopted a policy prohibiting directors, corporate officers and each employee of CSRA or its subsidiaries who are deemed to be financial insiders, and members of their immediate families, from

III-34

entering into any transactions in our securities except during announced trading periods, or pursuant to an approved trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act. Such transactions are subject to a pre-approval requirement prior to entering any such transaction. In addition, we prohibit directors, officers and financial insiders, and members of their immediate families, from engaging in derivative security transactions with respect to our equity securities. We also discourage persons subject to this policy from margining or pledging our stock to secure a loan or purchase shares of our stock on margin. None of the NEOs has margined or pledged any of our stock.

Equity Ownership Guidelines

The Compensation Committee has adopted equity ownership guidelines for senior level executives to encourage them to build their ownership positions in our common stock over time and retain shares they earn through our equity incentive plans. The Compensation Committee believes that stock ownership by our executive officers further aligns their interests with those of long-term stockholders. Under the equity ownership guidelines, each senior level executive who has not yet achieved the equity ownership levels must retain a certain percentage of the net shares (after withholding for taxes and exercise price) resulting from Stock Option exercises, Performance Share Unit payments, or other long-term incentives until the levels are achieved. In order to encourage executives to meet the guidelines more quickly, there are higher retention requirements the further an executive is from meeting the guidelines. Under this retention requirement, executives who have satisfied 50% or less of their ownership guideline must retain 100% of their net shares, executives who have satisfied between 51% and 75% of their ownership guideline must retain 75% of their net shares, and executives who have satisfied more than 75% of their ownership guidelines must retain 50% of their net shares. The ownership guidelines for our NEOs are as follows:

Position	Stock Value as a Percentage of Base Salary
Chief Executive Officer	700%
Other Named Executive Officers	300%

The Compensation Committee reviews compliance with the guidelines on an annual basis and considers the amount of common stock held directly or through the Company’s 401(k) plans and RSUs (but not Performance Share Units) in determining whether an executive has achieved his designated equity ownership level.

Tax Deductibility of Compensation

Section 162(m) limits a company’s annual tax deduction for compensation to its CEO and its three other highest-paid executive officers employed at year-end (other than the CFO) to $1 million per person, unless, among other things, the compensation is “performance-based,” as defined in Section 162(m), and provided under a plan that has been approved by the stockholders. It is our policy to design and administer our compensation program in a tax efficient manner and the Compensation Committee considers the impact of the deduction limitations imposed by Section 162(m) on the Company. As noted above, compensation decisions are made, among other things, to ensure market competitiveness, to reward outstanding performance, and to attract proven talent. Section 162(m) was amended effective for tax years commencing after December 31, 2017, which amendment may adversely affect the deductibility of compensation paid to the named executive officers in future years.

Compensation Recoupment Policy

Under the Company’s equity grant agreements, employees may be required to forfeit awards or gains if a recipient breaches the non-competition, non-solicitation of employees, or non-disclosure provisions of such agreements.

III-35

Summary Compensation Table

The following table provides information on the compensation of the Named Executive Officers (NEOs) in the fiscal years indicated. Since we were not a reporting company prior to November 27, 2015, compensation for Messrs. Keffer and Haynes is presented for fiscal years 2016 and 2017 only. For Messrs. Reing and Nedzbala, compensation is presented for fiscal year 2017 only due to their initial inclusion as NEOs. For Mr. Prior, the table presents compensation paid or awarded by CSC for fiscal year 2015 as well, since this information was previously required to be provided in response to SEC filing requirements.

Name & Principal Position (a)	Fiscal Year (b)	Salary[1] ($) (c)	Bonus[2] ($) (d)	Stock Awards[3] ($) (e)	Option Awards[4] ($) (f)	Non-Equity Incentive Plan Compensation[5] ($) (g)	All Other Compensation[6] ($) (i)	Total ($) (j)
Lawrence B. Prior III President and Chief Executive Officer	2017	856,250	—	4,926,054	1,592,774	1,223,450	369,550	8,968,078
	2016	662,019	—	1,390,833	935,875	868,407	25,709	3,882,843
	2015	505,077	100,000	492,432	306,581	395,800	8,606	1,808,496
David F. Keffer Executive Vice President, Chief Financial Officer	2017	512,500	—	1,621,717	405,431	584,445	14,981	3,139,074
	2016	141,667	—	160,004	113,344	300,313	8,144	723,472
William J. Haynes II Executive Vice President, General Counsel and Secretary	2017	550,000	—	1,247,665	477,832	522,500	51,131	2,849,128
	2016	122,692	250,000	1,181,874	123,726	155,061	1,003	1,834,356
John P. Reing Executive Vice President, Chief Human Resources Officer
	2017	375,000	—	868,783	217,196	391,875	23,975	1,876,829
Paul Nedzbala Executive Vice President, Health and Civil Group
	2017	399,375	—	617,789	154,449	456,000	17,453	1,645,066

1.	The amounts shown in Column (c) reflect all salary earned during the fiscal year, whether or not payment was deferred pursuant to the Deferred Compensation Plan or any other plan. All NEOs are paid in U.S. dollars.
2.	The amounts shown in Column (d) reflect new hire sign on bonuses.
3.	The amounts shown in Column (e) reflect the aggregate grant date fair values computed in accordance with FASB ASC Topic 718 for performance-vesting and service-vesting RSUs granted during the fiscal year. For awards granted by CSC prior to the Separation on November 27, 2015, the grant-date fair value was determined based on the actual (pre-adjustment) number of shares granted and the CSC share price at the time of grant.

Pursuant to SEC rules, we present the amounts excluding the impact of estimated forfeitures. For a discussion of the assumptions made in the valuation of RSUs, reference is made to the section of Notes 1 and 17 to the Company’s Consolidated and Combined Financial Statements set forth in the 2017 Annual Report providing details of the Company’s accounting under FASB ASC Topic 718. None of the NEOs forfeited or canceled any shares in fiscal year 2017.

III-36

The stock awards granted by the Company consist primarily of PSUs. For all PSUs, the amounts included in Column (e) reflect the value at the grant date based upon the estimated performance during the performance period at 100% of target. The maximum grant date values of the fiscal year 2017 stock awards (including service-vesting RSUs and assuming that PSUs pay out at the maximum of 200% of target) are as follows:

Name	Fiscal Year 2017 Stock Awards at Maximum Value ($)
Lawrence B. Prior III	7,315,170
David F. Keffer	2,229,870
William J. Haynes II	1,964,410
John P. Reing	1,194,583
Paul Nedzbala	849,462

4.	The amounts shown in Column (f) reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for stock options granted during the fiscal year. For awards granted by CSC prior to the Separation, the grant-date fair value was determined based on actual (pre-adjustment) number of shares granted and the CSC share price at the time of grant.

Pursuant to SEC rules, we present the amounts excluding the impact of estimated forfeitures. For a discussion of the assumptions made in the valuation of stock options, reference is made to the section of Notes 1 and 17 to the Company’s Consolidated and Combined Financial Statements set forth in the 2017 Annual Report providing details of the Company’s accounting under FASB ASC Topic 718. None of the NEOs forfeited or canceled any shares in fiscal year 2017.

5.	The amounts shown in Column (g) reflect amounts earned during the fiscal year under the EICP.
6.	Column (i) includes the total dollar amount of all other compensation and perquisites paid to the NEOs. During fiscal year 2017, the Company provided financial counseling assistance, made payments for dividends accrued on vested stock awards and also made matching contributions to the Company’s broad-based 401(k) defined contribution plans on behalf of the NEOs.

The cost of the financial counseling assistance and the amount of matching contributions to the defined contribution plan, paid for each NEO in fiscal year 2017 are set forth below:

Named Executive Officer (NEO)	Financial Counseling		401(k) Plan Matching Contributions	Total
Lawrence B. Prior III	39,635	*	7,950	47,585
David F. Keffer	—		7,950	7,950
William J. Haynes II	36,906	*	6,885	46,791
John P. Reing	8,000		7,950	15,950
Paul Nedzbala	—		7,950	7,950

*	Financial counseling payments made on behalf of Messrs. Prior and Haynes spanned two calendar years.

All employees (including the NEOs) formerly with CSC and with at least one year of service are vested in the matching contributions credited to their 401(k) accounts in the CSRA 401(k) Plan. All employees (including NEOs) formerly with SRA and with three years of service are vested in the matching contributions credited to their 401(k) accounts in the SRA International Inc. 401(k) Savings Plan.

III-37

Fiscal Year 2017 Grants of Plan-Based Awards

The following table provides information on EICP awards, RSUs, PSUs and Stock Options granted to the NEOs in the fiscal year ended March 31, 2017.

			Estimated Potential Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Potential Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#) (j)	All Other Option Awards: Number of Securities Underlying Options (#) (k)	Exercise or Base Price of Option Awards ($/Sh) (l)	Grant Date Fair Value of Stock and Option Awards[4,5] ($) (m)
Name (a)	Grant Date (b)	Approval Date (c)	Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold (#) (g)	Target (#) (h)	Maximum (#) (i)
Lawrence B. Prior III
EICP			118,750	1,187,500	2,375,000	—	—	—	—	—	—	—
RSUs	12/20/2016	12/20/2016	—	—	—	—	—	—	78,616	—	—	2,536,938
PSUs	5/31/2016	5/16/2016	—	—	—	12,057	96,452	192,904	—	—	—	2,389,116
Stock Options	5/31/2016	5/16/2016	—	—	—	—	—	—	—	265,797	24.77	1,592,124
David F. Keffer
EICP			52,500	525,000	1,050,000	—	—	—	—	—	—	—
PSUs	5/31/2016	5/16/2016	—	—	—	3,069	24,552	49,104	—	—	—	608,153
RSUs	5/31/2016	5/16/2016	—	—	—	—	—	—	40,919	—	—	1,013,564
Stock Options	5/31/2016	5/16/2016	—	—	—	—	—	—	—	67,657	24.77	405,265
William J. Haynes II
EICP			55,000	550,000	1,100,000	—	—	—	—	—	—	—
PSUs	5/31/2016	5/16/2016	—	—	—	3,617	28,936	57,872	—	—	—	716,745
RSUs	5/31/2016	5/16/2016	—	—	—	—	—	—	21,434	—	—	530,920
Stock Options	5/31/2016	5/16/2016	—	—	—	—	—	—	—	79,739	24.77	477,637
John P. Reing
EICP			37,500	375,000	750,000	—	—	—	—	—	—	—
PSUs	5/31/2016	5/16/2016	—	—	—	1,644	13,153	26,306	—	—	—	325,800
RSUs	5/31/2016	5/16/2016	—	—	—	—	—	—	21,921	—	—	542,983
Stock Options	5/31/2016	5/16/2016	—	—	—	—	—	—	—	36,245	24.77	217,108
Paul Nedzbala
EICP			40,000	400,000	800,000	—	—	—	—	—	—	—
PSUs	5/31/2016	5/16/2016	—	—	—	1,169	9,353	18,706	—	—	—	231,674
RSUs	5/31/2016	5/16/2016	—	—	—	—	—	—	15,588	—	—	386,115
Stock Options	5/31/2016	5/16/2016	—	—	—	—	—	—	—	25,774	24.77	154,386

1.	The amounts shown in Columns (d), (e) and (f) reflect the threshold, target and maximum amounts which could be earned under the applicable annual incentive plan for fiscal year 2017.
2.	For the PSU awards, the number of shares which may vest ranges from 12.5% of the target shares if the fiscal year 2017 or fiscal year 2018 EPS or Free Cash Flow threshold is met, to a maximum of 200% of the target shares if fiscal year 2019 EPS and Free Cash Flow maximum is achieved. The threshold number contained in Column (g) represents achievement of 12.5% of target, but the actual payment could range to zero.
3.	The amounts shown in Column (j) are service-vesting RSU grants. The grants vest over a 3-year period from the grant date in two equal tranches on the second and third anniversaries of the grant date.
4.	The RSU grant to Mr. Prior vests 50% on May 31, 2018, with the remaining awards vesting on May 31, 2019.
5.	For option awards granted by May 2016, the grant-date fair value of the awards is based on Black-Scholes model using the share price ($24.77) on the date of grant. The options granted vest over a 3-year period from the grant date in three equal tranches on the first, second and third anniversaries of the grant date.

III-38

Outstanding Equity Awards at Fiscal Year 2017 Year-End

The following table provides information on unexercised Stock Options and unvested RSUs and PSUs held by the NEOs on March 31, 2017.

		Option Awards					Stock Awards
Name (a)	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#) (f)		Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (g)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#) (h)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [1,2] ($) (i)
Lawrence B. Prior III
	12/20/2016	—	—		—	—	78,616	[3]	2,302,663	—		—
	5/31/2016	—	265,797	[4]	24.77	5/31/2026	—		—	—		—
	5/31/2016	—	—		—	—	—		—	96,452	[5]	2,825,079
	12/15/2015	—	—		—	—	—		—	7,692	[6]	225,299
	12/15/2015	10,651	21,300	[4]	27.53	12/15/2025	—		—	—		—
	5/22/2015	—	—		—	—	—		—	26,918	[6]	788,428
	5/22/2015	25,854	51,708	[4]	30.89	5/22/2025	—		—	—		—
	12/15/2014	—	—		—	—	602	[7]	17,633	—		—
	12/15/2014	9,064	1,813	[8]	27.94	12/15/2024	—		—	—		—
	5/16/2014	—	—		—	—	600	[7]	17,574	—		—
	5/16/2014	8,572	1,716	[8]	27.47	5/16/2024	—		—	—		—
	6/17/2013	18,692	—		20.39	6/17/2023	—		—	—		—
David F. Keffer
	5/31/2016	—	67,657	[4]	24.77	5/31/2026	—		—	—		—
	5/31/2016	—	—		—	—	40,919	[3]	1,198,518	—		—
	5/31/2016	—	—		—	—	—		—	24,552	[5]	719,128
	12/15/2015	—	—		—	—	—		—	4,359	[6]	127,675
	12/15/2015	6,036	12,070	[4]	27.53	12/15/2025	—		—	—		—
William J. Haynes II
	5/31/2016	—	79,739	[4]	24.77	5/31/2026	—		—	—		—
	5/31/2016	—	—		—	—	21,434	[3]	627,802	—		—
	5/31/2016	—	—		—	—	—		—	28,936	[5]	847,535
	1/15/2016	—	—		—	—	—		—	4,883	[6]	143,023
	1/15/2016	6,762	13,521	[4]	28.42	1/15/2026	—		—	—		—
	1/15/2016	—	—		—	—	17,537	[9]	513,659	—		—
John P. Reing
	5/31/2016	—	36,245	[4]	24.77	5/31/2026	—		—	—		—
	5/31/2016	—	—		—	—	21,921	[3]	642,066	—		—
	5/31/2016	—	—		—	—	—		—	13,153	[5]	385,251
	12/15/2015	—	—		—	—	—		—	2,884	[6]	84,472
	12/15/2015	3,995	7,987	[4]	27.53	12/15/2025	—		—	—		—
Paul Nedzbala
	5/31/2016	—	25,774	[4]	24.77	5/31/2026	—		—	—		—
	5/31/2016	—	—		—	—	15,588	[3]	456,573	—		—
	5/31/2016	—	—		—	—	—		—	9,353	[5]	273,949
	12/15/2015	—	—		—	—	—		—	1,974	[6]	57,818
	12/15/2015	2,734	5,467	[4]	27.53	12/15/205	—		—	—		—

1.	The market value of service-vesting RSUs shown in column (f) and PSUs shown in Column (h) is based on the $29.29 closing market price of our common stock on March 31, 2017.

III-39

2.	The number of unearned PSUs and the market value of unearned PSUs shown in Columns (h) and (i) are based on achieving target performance goals for the fiscal year 2017 PSU awards.
3.	Vests in equal tranches on the second and third anniversary of the grant date.
4.	Vests in equal tranches on the first three anniversaries of the grant date.
5.	Represents 100% of the target number of PSUs that vest subject to our EPS and Free Cash Flow performance for the three-year period ending on the last day of fiscal year 2019. Partial accelerated vesting may occur if our EPS or Free Cash Flow performance is at or above certain levels during fiscal year 2017 or fiscal year 2018.
6.	Represents the remaining unvested PSUs that will vest subject to achievement of the target EPS performance for the three-year period ending on the last day of fiscal year 2018 (after taking into account accelerated vesting of PSUs).
7.	Vests in May 2017.
8.	Vests on the third anniversary of the date of grant.
9.	Vests in equal 50% tranches on the first and second anniversary of the grant date.

Fiscal Year 2017 Option Exercises and Stock Vested

The following table provides information on Stock Options held by the NEOs that were exercised and RSUs and PSUs held by the NEOs that vested during the fiscal year ended March 31, 2017.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting[1] (#) (d)	Value Realized on Vesting ($) (e)
Lawrence B. Prior III	—	—	25,670	653,269
David F. Keffer	—	—	1,453	35,991
William J. Haynes II	—	—	19,166	619,956
John P. Reing	—	—	962	23,829
Paul Nedzbala	—	—	658	16,299

1.	Reflects the gross number of underlying shares for RSUs and PSUs that vested on the applicable vest date. The net number of shares acquired and the value realized net of shares withheld for tax payment to each of the NEOs are as follows:

Name	Shares Issued on Vesting (#)	Value Realized on Vesting ($)
Lawrence B. Prior III	15,190	387,222
David F. Keffer	895	22,169
William J. Haynes II	12,550	406,481
John P. Reing	592	14,664
Paul Nedzbala	405	10,032

Pension Benefits

None of the NEOs participated in the Company’s tax-qualified defined benefit pension plan during fiscal year 2017.

III-40

Fiscal Year 2017 Nonqualified Deferred Compensation

The Company sponsors two deferred compensation plans (the “Deferred Compensation Plan”) – one for the benefit of key executives and one for the benefit of non-employee directors. Pursuant to the Deferred Compensation Plan, certain management and highly compensated employees are eligible to defer all or a portion of their regular salaries and incentive compensation that exceeds the limitation set forth in Internal Revenue Section 401(a)(17) and all or a portion of their incentive compensation, and non-employee directors are eligible to defer up to 100% of their compensation. No NEOs participated in the deferred compensation plan during fiscal year 2017.

Potential Payments Upon Change in Control and Termination of Employment

We offer certain post-employment benefits to a select group of executive officers, including our NEOs. These post-employment benefits are limited to the payments and benefits provided under the CEO Employment Agreement, which includes provisions that apply in both a change in control situation and an involuntary termination or resignation for good reason situation absent a change in control, and the Separation Policy, which includes provisions that apply in both a change in control situation and an involuntary termination situation prior to a change in control. The post-employment benefits associated with this agreement and policy are detailed below.

For a description of potential payments and benefits that would be provided upon consummation of the Merger, see “Item 3 — Arrangements between the Company and its Executive Officers, Directors and Affiliates” of the Schedule 14D-9.

Change in Control Termination Benefits

The table below reflects the value of compensation and benefits that would become payable to each of the NEOs under plans and arrangements existing as of March 31, 2017 (the final day of fiscal year 2017), if a change in control had occurred on that date and, in circumstances explained below, the executive’s employment had terminated. These amounts are reported based upon the executive’s compensation and service levels as of such date and, if applicable, and in accordance with SEC regulations, based on the Company’s closing stock price of $29.29 on March 31, 2017, the last trading day of fiscal year 2017. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable stock options, retirement plans, and deferred compensation plans, and benefits available generally to salaried employees, such as distributions under the Company’s broad-based 401(k) plan.

The actual amounts that would be paid upon a NEO’s termination of employment in connection with a change in control can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon such an event, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company’s stock price and the executive’s age and service.

III-41

Additional information regarding the conditions under which these benefits are payable and the definitions used under the arrangements for determining whether an event triggering the benefit has occurred are discussed further following the table.

			Early Vesting of:
Name	Cash Severance Benefit[1,2] ($)	Misc. Benefits Continuation ($)	Stock Options[3] ($)	Time Vesting RSUs[3] ($)	PSUs[3] ($)	Total Payments[4] ($)
Lawrence B. Prior III	6,567,200	33,418	1,241,338	2,320,295	3,838,806	14,001,057
David F. Keffer	1,650,626	35,278	327,053	1,198,518	846,803	4,058,278
William J. Haynes II	1,410,121	26,810	372,184	1,141,461	990,559	3,941,135
John P. Reing	1,267,301	42,951	177,885	642,066	469,724	2,599,927
Paul Nedzbala	1,257,560	38,230	126,120	456,573	331,768	2,210,251
Totals	12,152,808	176,687	2,244,580	5,758,913	6,477,660	26,810,648

1.	Cash severance for Mr. Prior equals (a) two and a half times the sum of (1) fiscal year 2017 annualized base salary and (2) target bonus, and (b) annual bonus, based on actual performance, that would have been paid had he not been terminated, prorated based on the number of months Mr. Prior was employed during the year of termination. For purposes of this disclosure, Mr. Prior’s actual fiscal year 2017 annual bonus is used as the pro-rata bonus described above because the assumed termination date is prior to the date the bonus would have otherwise been paid.
2.	Cash severance for NEOs other than Mr. Prior equals two times the sum of (1) fiscal year 2017 annualized base salary and (2) the prior three-year average EICP payout (i.e., for fiscal years 2014-2016 performance and including, where applicable, EICP payments by CSC prior to the Separation). For any partial year of employment, the bonus for the partial year is annualized to determine the average EICP payout.
3.	The intrinsic value of RSUs and PSUs, per share, is equal to the closing market price of our common stock on March 31, 2017 ($29.29), the final trading day of fiscal year 2017. The intrinsic value of a stock option, per share, is equal to the excess of (a) the closing market price of our common stock on March 31, 2017, over (b) the option’s exercise price per share. All outstanding PSUs were assumed to vest at target upon a change in control. All outstanding service-vesting RSUs and unvested stock options were assumed to vest upon a change in control.
4.	Total payments do not reflect any potential reduction to avoid an excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended.

Mr. Prior entered into the CEO Employment Agreement with the Company on December 20, 2016. If Mr. Prior’s employment with the Company is terminated without “cause” (other than due to this death or disability) or due to his resignation for “good reason” (as such terms are defined in the employment agreement), in each case within two years following a change in control transaction, Mr. Prior would receive, in addition to accrued benefits, the following:

•	one-time payment equal to two and one half times the sum of (i) Mr. Prior’s then-current annual base salary plus (ii) his target annual bonus for the year of termination;

•	cash lump-sum payment equal to the annual bonus, based on actual performance, that would have been paid had he not been terminated, prorated based on the number of months Mr. Prior was employed during the year of termination (rounded up to the nearest whole month), which amount is payable at such time as the bonus is otherwise paid to similarly situated executives; and

•	continued coverage for 30 months in the Company’s medical, dental and health plans at the Company’s expense.

If, prior to a change in control but at the request or suggestion of the buyer in contemplation of a change in control transaction, Mr. Prior’s employment with the Company is terminated without cause (other than due to

III-42

this death or disability) or due to his resignation for good reason, then within ten days after the change in control, Mr. Prior is entitled to, in addition to continuation of the severance payable pursuant to his employment agreement (which, absent a change in control, is equal to 24 months of base salary continuation, a pro-rated bonus for the year of termination of employment and continued coverage for 24 months in the Company’s medical, dental and health plans, at active employee rates) a special payment equal to the excess of (i) the product of two and one-half times the sum of his base salary and target annual bonus over (ii) two times his base salary.

Mr. Prior’s termination of employment with the Company is deemed for “good reason” if it occurs as a result of any of the following without Mr. Prior’s express written consent: (i) a material decrease in Mr. Prior’s base salary (other than as part of an across the board reduction equally applicable on a percentage basis to all executive officers of the Company); (ii) a relocation of Mr. Prior’s principal office by more than 50 miles, unless the Company agrees to reimburse Mr. Prior for reasonable moving expenses and other customary relocation benefits incurred by him and his family with respect to their relocation from their primary residence in connection with such a relocation, subject to customary documentation requirements; or (iii) a material diminution in Mr. Prior’s position, duties, responsibilities or reporting lines. “Good reason” will not occur unless Mr. Prior provides a detailed written notice to the Company of any fact or circumstance believed to constitute good reason within 30 days following the occurrence of such fact or circumstance, the Company is given at least 30 days to cure such fact or circumstance, and Mr. Prior’s employment with the Company terminates immediately following such 30 day cure period in the event the Company fails to cure such fact or circumstance.

In addition, to the extent that any payment to be made to Mr. Prior (a) constitutes a “parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (b) would be subject to the excise tax imposed by Section 4999 of the Code, then such payment will either be made (i) in full or (ii) in such lesser amount that would result in no portion of such payment being subject to the Section 4999 excise tax, whichever of the foregoing amounts (taking into account all applicable taxes), results in Mr. Prior’s receipt on an after-tax basis of the greatest amount of Total Direct Compensation, notwithstanding that all or some portion of the awards may be taxable under Section 4999.

Payment of the amounts contemplated above are conditioned upon Mr. Prior’s execution (and non-revocation) of a release of claims against the Company and its affiliates in substantially the form attached to his employment agreement and compliance with applicable restrictive covenants.

Each of the NEOs other than Mr. Prior is covered by the Change in Control provisions associated with the Separation Policy, which provides certain benefits to participants in the event of a Change in Control (as defined below) of the Company. If there were a Change in Control and any of them either:

•	had a voluntary termination of employment for “good reason” (as defined below) within two years afterward, or

•	had an involuntary termination of employment, other than for death, disability or cause (as defined below), within three years afterward,

then the executive would receive a one-time payment and certain health and welfare benefits during a specified period after termination. The amount of the one-time payment is equal to two times the sum of the participant’s then-current annual base salary plus the average of the three most recent annual EICP awards paid (with an annualized bonus used for any partial year of service). The number of years after termination of employment during which a participant would receive health and welfare benefits is equal to one year if the qualifying termination of employment occurs prior to a Change in Control or two years if the qualifying termination of employment occurs following a Change in Control.

There is a potential six-month delay in payments and benefits provided under the Separation Policy to certain specified employees (as determined under Section 409A). The Separation Policy provides for the crediting of earnings during any such payment or benefits delay period.

III-43

For purposes of the Separation Policy, the following definitions apply:

•	“Change of Control” means the consummation of a “change in the ownership” of the Company, a “change in effective control” of the Company or a “change in the ownership of a substantial portion of the assets” of the Company, in each case, as defined under Section 409A of the Code.

•	A participant’s termination of employment with the Company is deemed for “Good Reason” if it occurs within six months of any of the following without the participant’s express written consent:

1.	A substantial change in the nature, or diminution in the status, of the participant’s duties or position from those in effect immediately prior to the Change of Control;

2.	A reduction by the Company in the participant’s annual base salary as in effect on the date of a Change of Control or as in effect thereafter if such compensation has been increased and such increase was approved prior to the Change of Control; a failure to continue in effect any stock option or other equity-based or non-equity based incentive compensation plan in effect immediately prior to the Change of Control, or a reduction in the participant’s participation in any such plan, unless the participant is afforded the opportunity to participate in an alternative incentive compensation plan of reasonably equivalent value;

3.	A failure to provide the participant the same number of paid vacation days per year available to him or her prior to the Change of Control, or any material reduction or the elimination of any material benefit or perquisite enjoyed by the participant immediately prior to the Change of Control;

4.	Any material breach by the Company of any provision of the Separation Policy or of any agreement entered into pursuant to the Separation Policy or any stock option or restricted stock agreement;

5.	Conduct by the Company, against the participant’s volition, that would cause the participant to commit fraudulent acts or would expose the participant to criminal liability; or

6.	Any failure by the Company to obtain the assumption of the Separation Policy or any agreement entered into pursuant to the Separation Policy by any successor or assign of the Company;

•	“Cause” means:

1.	fraud, misappropriation, embezzlement or other act of material misconduct against the Company or any of its affiliates;

2.	conviction of a felony involving a crime of moral turpitude;

3.	willful and knowing violation of any rules or regulations of any governmental or regulatory body material to the business of the Company; or

4.	substantial and willful failure to render services in accordance with the terms of the Separation Policy (other than as a result of illness, accident or other physical or mental incapacity), provided that (a) a demand for performance of services has been delivered to the participant in writing by or on behalf of our Board of Directors at least 60 days prior to termination identifying the manner in which the Board believes that the participant has failed to perform, and (b) the participant has thereafter failed to remedy such failure to perform.

Vesting of Equity Awards Upon Change in Control. Stock Options and RSUs, including Performance Share Units, provide for accelerated vesting upon a Change in Control, defined as a change in ownership of the Company, a change in effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, in each case as defined in Section 409A of the Internal Revenue Code. PSUs vest at target upon a Change in Control occurring on or before the end of the final fiscal year in the performance period.

III-44

Termination Benefits Unrelated to Change in Control

The table below reflects the value of compensation and benefits that would become payable to each of the NEOs under plans and arrangements existing as of March 31, 2017, if their employment had been terminated on that date in the circumstances explained below. These amounts are reported based upon each such executive’s compensation and service levels as of such date and, if applicable, in accordance with SEC regulations, based on the Company’s closing stock price of $29.29 on March 31, 2017, the final trading day during fiscal year 2017. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable Stock Options, retirement plans and deferred compensation plans, and benefits available generally to salaried employees, such as distributions under the Company’s broad-based 401(k) plan.

The actual amounts that would be paid upon an NEO’s termination of employment absent a change in control can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon such an event, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company’s stock price and the executive’s age and service.

Additional information regarding the conditions under which these benefits are payable and the definitions used under the arrangements for determining whether an event triggering the benefit has occurred are discussed further following the table.

Name	Cash Severance Benefit[1,2] ($)	Benefits Continuation[3] ($)	Early Vesting of Equity Awards[4] ($)	Aggregate Payments ($)
Lawrence B. Prior III	3,123,450	26,733	2,302,663	5,452,846
David F. Keffer	1,050,000	17,639	—	1,067,639
William J. Haynes II	1,100,000	13,405	—	1,113,405
John P. Reing	750,000	21,475	—	771,475
Paul Nedzbala	800,000	19,115	—	819,115
Totals	6,823,450	98,367	2,302,663	9,224,480

1.	Mr. Prior is entitled to 24 months of base salary continuation plus a pro-rata incentive bonus based on actual performance for the year of employment termination. For purposes of this disclosure, Mr. Prior’s actual fiscal year 2017 annual bonus is used as the pro-rata bonus described above.
2.	NEO’s other than Mr. Prior are entitled to twelve months of base salary continuation plus a pro-rata target incentive bonus (EICP) for the year of employment termination. For purposes of this disclosure, target fiscal year 2017 EICP is used as the pro-rata bonus described above.
3.	The NEOs are entitled to twelve months (24 months for Mr. Prior) of Company-subsidized healthcare continuation coverage.
4.	The RSUs granted to Mr. Prior pursuant to his employment agreement will fully vest upon a termination by the Company without cause, due to his death or disability, or upon Mr. Prior’s resignation for good reason.

The CEO Employment Agreement provides severance benefits to Mr. Prior in situations not involving a change in control. Upon a termination of Mr. Prior’s employment by the Company without cause (as described above) or upon Mr. Prior’s resignation for good reason (as described above), he will receive 24 months of base salary continuation paid in installments and up to 24 months of Company-provided healthcare coverage continuation. Mr. Prior is also eligible to receive a pro-rata portion of his of his annual bonus for the year of termination had his employment not been terminated, paid based on actual achievement. In addition, if Mr. Prior’s employment is terminated due to his death or permanent disability (as defined in the CEO Employment Agreement), Mr. Prior or his estate is entitled to receive his earned but unpaid base salary through the termination, unreimbursed business expenses, any earned and unused vacation, benefits or amounts to which Mr. Prior or his dependents may be entitled under the employee benefit or equity plans, grants or programs of the

III-45

Company and any unpaid annual bonus for a completed fiscal year paid when bonuses for the applicable year are paid to other executives. In addition, the RSUs granted to Mr. Prior in connection with his employment agreement fully vest upon a termination of employment by the Company without cause, resignation for good reason or due to death or disability.

The Separation Policy also provides severance benefits to certain executives whose employment with the Company is terminated in situations not involving a change in control. The Separation Policy covers those executive officers reporting directly to the CEO who are subject to Section 16 of the Exchange Act.

Upon termination of employment by the Company without cause (as defined above), each executive covered by the Separation Policy may receive, in the discretion of the Company and the Compensation Committee, up to twelve months of base salary continuation, paid in installments, and up to twelve months of Company-provided healthcare coverage continuation. Terminated executives also are eligible to receive a pro-rata portion of the EICP award earned, paid at target, for the year of employment termination, subject to approval by the Compensation Committee. Except as provided below, the Company does not provide accelerated vesting for RSUs that are not vested upon a termination of employment by the Company without cause (as defined above).

Vesting of Equity Awards Upon Terminations of Employment. All annual equity awards provide for accelerated vesting (unless the Compensation Committee determines otherwise) upon retirement, other than for Cause (as defined below), at age 62 or older with at least ten years of service (and, in the case of performance share units, provided the executive’s retirement date is more than one year after the grant date). None of the NEOs was eligible to retire under this definition as of March 31, 2017, the last day of fiscal year 2017. In addition, all annual equity awards, along with service-based inducement awards, provide for accelerated vesting upon an executive’s termination of employment due to death or permanent disability, with vesting of annual-cycle Performance Share Units occurring with respect to only a pro-rata fraction of the target amount (based on the executive’s service during the applicable performance period) as opposed to the full target amount. If the NEOs had terminated employment due to death or permanent disability on March 31, 2017, they would have each received the amounts shown next to their names for early vesting of stock options, service-vesting RSUs and PSUs on the Change in Control Termination Benefits table above, except that amounts for annual-cycle PSU grants would be pro-rated. The pro-rated PSU amounts for Messrs. Prior, Keffer, Haynes, Reing and Nedzbala would have been $1,617,511; $324,826; $377,861; $184,732; and $129,862, respectively.

Stock options converted from CSC options that were originally granted prior to May 2013 that are vested but unexercised at the time of employment termination remain exercisable until the earlier of (1) the option expiration date or (2) the fifth anniversary of employment termination (for terminations due to death or permanent disability and all terminations at age 62 or older other than for Cause), or three months after employment termination (for all other terminations). Stock options (including options converted from CSC options) granted since May 2013 that are vested but unexercised at the time of employment termination remain exercisable until the earlier of (1) the option expiration date or (2) the third anniversary of employment termination (for terminations due to death or permanent disability and all terminations at age 62 or older other than for Cause), or three months after employment termination (for all other terminations). “Cause” means:

•	fraud, misappropriation, embezzlement or other act of material misconduct against the Company or any of its affiliates;

•	conviction of a felony involving a crime of moral turpitude;

•	willful and knowing violation of any rules or regulations of any governmental or regulatory body material to the business of the Company; or

•

substantial and willful failure to render services in accordance with the terms of his or her employment (other than as a result of illness, accident or other physical or mental incapacity), provided that (1) a demand for performance of services has been delivered to the employee in writing by the employee’s supervisor at least 60 days prior to termination identifying the manner in which such supervisor

III-46

believes that the employee has failed to perform, and (2) the employee has thereafter failed to remedy such failure to perform.

There are provisions in the award agreements for all Stock Options and RSUs (including Performance Share Units) which require the holder of such securities to deliver to the Company an amount in cash equal to the intrinsic value of the securities on the date (the “Realization Date”) they had vested (in the case of RSUs or restricted stock) or were exercised (in the case of stock options) if the holder:

•	competes with the Company after voluntary termination of employment and prior to six months after the Realization Date, or

•	solicits the Company’s customers or solicits for hire or hires the Company’s employees, or discloses the Company’s confidential information, after voluntary or involuntary termination of employment and prior to one year after a Realization Date.

These forfeiture provisions do not apply if there has been a Change in Control within three years prior to the employment termination date.

The Company has included non-compete/non-solicitation language in all equity agreements covering all participants in our long term incentive plans. Pursuant to these terms, in the event an executive competes with CSRA during the twelve months following any termination of employment, solicits our employees or clients during the 24 months (twelve months for Mr. Prior) following any termination of employment, or violates non-disclosure provisions, the award would be forfeited and the Company could clawback amounts previously paid or received in respect thereof. Moreover, as a condition to receiving severance under the Separation Policy, the Company requires that executives agree to certain restrictive covenants, which generally include a 24-month post-termination non-solicitation of employees and customers and a twelve-month non-compete.

III-47